FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furrnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Additional information

In addition to the information set forth below, we draw your attention to the press release we furnished to the Securities and Exchange Commission on Form 6-K on September 3, 2009.

Operating and Financial Review and Prospects as of and for the Period Ended June 30, 2009.

Forward-looking Information

This discussion of our Operational and Financial Review and Prospects contains forward-looking statements based on beliefs of our management. We use the words “anticipate,” “believe,” “expect,” “may,” “intend,” “should,” “plan,” “project,” or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Such forward-looking statements include, but are not limited to, the forecasts and targets included in this discussion under the heading “Operating and Financial Review and Prospects as of and for the Period Ended June 30, 2009 — Overall Perspective,” with respect to (i) our expectation that the global telecommunications equipment and related services market will decline between 8% and 12% at constant currencies in 2009, (ii) our expectation that we will reduce costs and expenses, excluding the negative non-cash impacts of Lucent’s purchase price allocation, by € 750 million on an exit run rate by the fourth quarter of 2009 as compared with the fourth quarter of 2008, and (iii) our expectation that we will achieve income from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment (excluding the negative, non-cash impacts of Lucent’s purchase price allocation) around break-even in full year 2009, (iv) our estimate that the actions we are taking to offset a potential unfavorable shift in our product and geographic mix should generate annual savings of €250 million (as part of the reduction of costs and expenses of € 750 million mentioned above) and our view that the increase of the U.S. dollar versus the euro in the first half of 2009 had a negative impact on our gross profit as a percentage of revenue, included in this discussion under the heading “Consolidated Results of Operations for the Six Months Ended June 30, 2009 compared to the Six Months Ended June 30, 2008 – Gross Profit”, and (v) the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments, included in this discussion under the heading “Contractual obligations and off-balance sheet contingent commitments”.

Presentation of Financial Information

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed interim consolidated financial statements as of and for the six-month period ended June 30, 2009 presented elsewhere in this document (the “unaudited condensed interim consolidated financial statements”) and the related notes. Our unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. IFRS, as adopted by the European Union, differ in certain respects from the International Financial Reporting Standards issued by the International Accounting Standards Board. However, our unaudited condensed interim consolidated financial statements presented in accordance with IFRS would be no different if we had applied International Financial Reporting Standards issued by the International Accounting Standards Board. References to “IFRS” in this Form 6-K refer to IFRS as adopted by the European Union.

On November 30, 2006, historical Alcatel and Lucent Technologies Inc. ("Lucent") completed a business combination pursuant to which Lucent became a wholly owned subsidiary of Alcatel. As a result of the purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2007, 2008 and the first half of 2009 included several negative, non-cash impacts of purchase accounting entries.

Changes in Accounting Standards as of January 1, 2009

New financial reporting standards and interpretations that the Group applies but which are not yet mandatory

As of June 30, 2009, Alcatel-Lucent had not applied any new International Financial Reporting Standards and Interpretations that the European Union has published and adopted but which were not yet mandatory.

New financial reporting standards or amendments applied as of January 1, 2009

IAS 1 –Presentation of Financial Statements - revised

The IASB published amendments to IAS 1 “Presentation of Financial Statements: A Revised Presentation” during 2007, which were endorsed by the European Union and became effective as of January 1, 2009.

The main changes from the previous version of IAS 1 are as follows:

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the titles “balance sheet” and “cash flow statement” are now denominated “statement of financial position” and “statement of cash flows”;

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all changes arising from transactions with owners in their capacity as owners be presented separately from non-owner changes in equity;

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income and expenses be presented in one statement (statement of comprehensive income) or two statements (a separate income statement and a statement of comprehensive income);

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the total comprehensive income be presented in the financial statements.

Critical accounting policies

Our Operating and Financial Review and Prospects is based on our unaudited condensed interim consolidated financial statements, which are prepared in accordance with IFRS as described in Note 1 to those unaudited condensed interim consolidated financial statements. Some of the accounting methods and policies used in preparing our unaudited condensed interim consolidated financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.

We believe that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments:

Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

(In millions of euros)
	June 30, 2009	December 31, 2008
Valuation allowance for inventories and work in progress on construction contracts	(554)	(654)
	Six months ended June 30, 2009	Year ended December 31, 2008
Impact of write-downs in income (loss) before income tax and discontinued operations	(61)	(285)

Impairment of customer receivables

An impairment loss is recorded for customer receivables if the present value of the future receipts is below the nominal value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of Alcatel-Lucent major customers’ creditworthiness could have an adverse impact on Alcatel-Lucent future results.

(In millions of euros)
	June 30, 2009	December 31, 2008
Accumulated impairment losses on customer receivables	(206)	(207)
	Six months ended June 30, 2009	Year ended December 31, 2008
Impact of impairment losses in income (loss) before income tax, related reduction of goodwill and discontinued operations	(17)	(17)

Capitalized development costs, other intangible assets and goodwill

Capitalized development costs

(In millions of euros)
	June 30, 2009	December 31, 2008
Capitalized development costs, net	560	578

The criteria for capitalizing development costs are set out in note 1f. Once capitalized, these costs are amortized over the estimated lives of the products concerned (3 to 10 years).

The Group must therefore evaluate the commercial and technical feasibility of these development projects and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these assumptions, the Group may be required to impair or write off some of the capitalized development costs in the future.

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An impairment loss of € 16 million on capitalized development costs has been accounted for during the first six months of 2009.

Impairment losses for capitalized development costs of € 135 million were accounted for in the fourth quarter of 2008 mainly related to a change in our WiMAX strategy, by focusing on supporting fixed and nomadic broadband access applications for providers. This impairment is presented on the specific line item “Impairment of assets” in the income statement.

No impairment loss was accounted for during the first six months of 2008.

Other intangible assets and goodwill

(In millions of euros)
	June 30, 2009	December 31, 2008
Goodwill, net	4,202	4,215
Intangible assets, net (1)	2,385	2,567
Total	6,587	6,782

(1) Including capitalized development costs.

Goodwill amounting to € 8,051 million and intangible assets amounting to € 4,813 million were accounted for in 2006 as a result of the Lucent business combination, using market-related information, estimates (primarily based on risk adjusted discounted cash flows derived from Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired).

No impairment loss was accounted for during the first six months of 2009.

Impairment losses of € 4,545 million were accounted for in 2008 (of which an impairment loss of € 810 million, related to CDMA was accounted for as of June 30, 2008) mainly related to the CDMA (€ 2,533 million), Optics (€ 1,019 million), Multicore (€ 300 million) and Applications (€ 339 million) business divisions, which are considered to be our groups of Cash Generating Units (“CGU”) at which impairment tests of goodwill are performed.

The recoverable value of each business division is calculated based upon a five year discounted cash flow approach plus a discounted residual value, corresponding to the weighted average of the following three approaches:

•

capitalization to perpetuity of the normalized cash flows of year 5 (Gordon Shapiro approach) – weighted 50%,

•

application of a Sales Multiple (Enterprise Value-“EV”/Sales) – weighted 25%,

•

application of an Operating Profit Multiple (Enterprise Value-“EV”/Earning Before Interest, Tax, Depreciation and Amortization-“EBITDA”) –weighted 25%.

The recoverable values of our goodwill and intangible assets, as determined for the 2009 annual impairment test performed by the Group in the second quarter 2009, are based on key assumptions which could have a significant impact on the interim consolidated financial statements. These key assumptions include among others the following elements:

- discount rate; and

- projected cash-flows arising out of the successful implementation of the strategic plan the Group publicly announced on December 12, 2008 and on a nominal rate of growth of our revenues in 2010.

The discount rate used for the annual impairment tests of 2009 and 2008 was the Group’s weighted average cost of capital (“WACC”) of 11% and 10% respectively. For the additional impairment test performed during the fourth quarter 2008, the rate used was 12%. These discount rates are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. Given the absence of comparable “pure player” listed companies for each group of Cash Generating Units, we do not believe that the assessment of a specific WACC for each product or market is feasible. A single discount rate has therefore been used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2009 recoverable values of goodwill and intangible assets by € 373 million and € 406 million, respectively. An increase of 0.5% in the discount rate would not have impacted impairment losses as of June 30, 2009.

As indicated in note 1g, in addition to the annual goodwill impairment tests, impairment tests are carried out if Alcatel-Lucent has indications of a potential reduction in the value of its goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the assets concerned. Changes in the market conditions or the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded.

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Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is lower than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of value in use and fair value less costs to sell) (see note 1g). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (market statistics, recent transactions, etc.).

When determining recoverable values of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and could lead to a revision of recorded impairment losses.

No impairment loss on property, plant and equipment was accounted for during the first six months of 2009.

The planned closing of certain facilities, additional reductions in personnel and unfavorable market conditions have been considered impairment triggering events in prior years. Impairment losses of € 34 million were recorded on property, plant and equipment in 2008.

Provision for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers on Alcatel-Lucent products, (ii) expected losses at completion and (iii) penalties incurred in the event of failure to meet contractual obligations. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

(In millions of euros)
Product sales reserves	June 30, 2009	December 31, 2008
Related to construction contracts (1)	168	186
Related to other contracts (2)	515	575
Total	683	761

(1) See note 13, included in the amounts due to/from customers on construction contracts

(2) See note 16.

For further information on the impact on the income statement of changes in these provisions, see notes 13 and 16.

Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

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(In millions of euros)
Deferred tax assets recognized	June 30, 2009	December 31, 2008
Related to the United States (including Lucent)	182 (1)	339	(2)
Related to France	495 (1)	339	(2)
Related to other tax jurisdictions	180	174
Total	857	852

(1) Following the performance of the 2009 annual goodwill impairment test, a reassessment of deferred taxes resulted in reducing the deferred tax assets recorded in the United States and increasing those recognized in France compared to the situation as of December 31, 2008.

(2) Following the performance of an additional impairment test of goodwill during the fourth quarter of 2008, a reassessment of deferred taxes resulted in the reduction of deferred tax assets recorded in the United States and in France compared to the situation as of June 30, 2008.

Evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards, which also consider the factors indicated in note 1n. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecast that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on Alcatel-Lucent's statement of financial position and net income (loss).

As a result of the business combination with Lucent, € 2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in the future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of June 30, 2009 are € 820 million (€ 957 million as of December 31, 2008).

As prescribed by IFRSs, Alcatel-Lucent had a twelve-month period to complete the purchase price allocation and to determine whether certain deferred tax assets related to the carry-forward of Lucent’s unused tax losses that had not been recognized in Lucent's historical financial statements should be recognized in Alcatel-Lucent's financial statements. If any additional deferred tax assets attributed to the combined company’s unrecognized tax losses existing as of the transaction date are recognized in future financial statements, the tax benefit will be included in the income statement.

Pension and retirement obligations and other employee and post-employment benefit obligations

Alcatel-Lucent's results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in this assumption would have a material impact on Alcatel-Lucent's results or equity.

	Six months ended June 30, 2009	Six months ended June 30, 2008
Weighted average expected rates of return on plan assets	6.79%	7.05%
Weighted average discount rates used to determine the pension and post-retirement obligations	6.44%	6.11%

Pension and post-retirement costs had a € 72 million net negative effect on “income (loss) before tax and discontinued operations” during the first six months of 2009 (€ 131 million increase in pre-tax income during the first six months of 2008).

The weighted average expected rates of return on pension and post-retirement plan assets used to determine Alcatel-Lucent pension and post-retirement credits are established at the beginning of each fiscal year. The decrease in the weighted average expected rates of return on pension and post-retirement plan assets between 2008 and 2009 is mainly due to adjustments in expected future returns based on studies performed by Alcatel-Lucent external investment advisors. Even if the actual financial markets are very volatile, this assumption is required to be a long-term expected rate of return rather than a prediction of the immediate next period performance and is not reviewed every quarter. In addition, these rates that are used to determine the pension expense or income are applied on the opening fair value. For Alcatel-Lucent’s U.S. plans, the pension expense or income is updated every quarter. Therefore, the 2009 second quarter expected return on plan assets (accounted for in financial income) for Alcatel-Lucent’s U.S. plans is based on March 31, 2009 plan asset fair values, whereas the expected return on plan assets for non U.S. Alcatel-Lucent’s plans is based on the fair values of plan assets at December 31, 2008. The interest cost associated with the plan liabilities is also impacted by the change in discount rates used to value the plan liabilities. The Group recognized a US$ 71 million decrease between the first and the second quarters of 2009 in the net pension credit, which is accounted for in “other financial income (loss)” (expected return on plan assets for Alcatel-Lucent’s U.S. plans due to the decline of the plan asset fair values and expected change of the interest cost in relation with the decrease of the liability). On U.S. plans, the Group expects a US$ 65 million increase of the net pension credit to be accounted for in financial result between the 2009 second quarter and the 2009 third quarter.

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At its meeting in July 2009, as part of the prudent management of our group's funding of our U.S. pension and retirement obligations, our Board of Directors approved the following modifications to the asset allocation of our group's funds:  the portion of funds invested in equity securities is to be reduced from 22.5% to 15% and the portion invested in bonds is to be increased from 62.5% to 70%, while the portion in alternatives (i.e., real estate, private equity and hedge funds) is to remain unchanged.  The reduction in equity investments to increased fixed income was achieved immediately.  The changes within the fixed income portfolio could take up to a year to complete. We believe that these changes should lead to a slight increase in long term returns from financial assets.

Plans assets are invested in many different asset categories (such as cash, equities, bonds, real estate, private equity, etc…). In the quarterly update of plan asset fair values, approximately 80% are based on closing date fair values and 20% have a one to three month delay as the fair value of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the June 30, 2009 actual fair value of private equity, venture capital, real estate and absolute return on investments was 10% lower than the ones used for accounting purposes as of June 30, 2009, since the Management Pension Plan has a material investment in these assets classes (and the asset ceiling is not applicable to these plans), equity will be negatively impacted by approximately € 210 million.

For the purposes of calculating any net pension and post-retirement credit, the discount rates are determined at the beginning of each quarterly period (for significant plans). For the purposes of determining the plan obligations, these rates are determined at the end of each period. Alcatel-Lucent is using a discount rate of 6.44% during fiscal 2009 to determine plan obligations. The change in the discount rate from 2008 was due to increasing long-term interest rates. Discount rates also are somewhat volatile because they are set based upon the prevailing rates as of the measurement date. The discount rate used to determine the post-retirement benefit costs is slightly lower due to a shorter expected duration of post-retirement plan obligations as compared to pension plan obligations. A lower discount rate increases the plan obligations and the Alcatel-Lucent net pension and post-retirement credit and profitability, whereas a higher discount rate reduces the plan obligations and the Alcatel-Lucent net pension and post-retirement credit and profitability.

The expected rate of return on pension and post-retirement plan assets and the discount rate were determined in accordance with consistent methodologies.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2008 net pension and post-retirement result by approximately € 28 million and € 34 million, respectively. A 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the 2008 net pension and post-retirement result by approximately € 133 million.

The Group’s U.S. companies have taken various actions to reduce their share of retiree health care costs, including the shifting or increases of certain costs to their retirees. Health care benefits for employees who retired from Lucent’s predecessor prior to March 1, 1990 are not subject to annual dollar caps on Lucent’s share of future benefit costs. The benefit obligation associated with this retiree group approximated 59% of the total U.S. retiree health care obligation as of December 31, 2008. Management employees who retired on or after March 1, 1990 have paid amounts above the applicable annual dollar caps on Lucent's share of future benefit costs since 2001.

Beginning in 2009, the Group participated in a Medicare Private Fee For Service (PFFS) plan for Medicare eligible management retirees in the US.  Initially, the Group’s Medicare payments to the PFFS plan is somewhat higher than its Medicare payments to individuals. The Group expects the additional Medicare payments to the PFFS plan to decline by 90% over a 10-year period. However, the decrease for 2010 will be larger than anticipated. The Group expects to reflect this effect during the 2009 third quarter when it finalizes its negotiations with the PFFS plan provider.

Lucent’s collective bargaining agreements were ratified during December 2004 and address retiree health care benefits, among other items. Lucent agreed to continue to subsidize these benefits up to the established cap level consistent with current actuarial assumptions. Except for costs attributable to an implementation period that ended on February 1, 2005, costs that are in excess of this capped level are being borne by the retirees in the form of premiums and plan design changes. Lucent also agreed to establish a US$ 400 million trust that is being funded by Lucent over eight years and managed jointly by trustees appointed by Lucent and the unions. This trust is currently being funded by Section 420 transfers from the over funded Occupational Pension Plan. The trust is being used to mitigate the cost impact on retirees of premiums or plan design changes. The agreements also acknowledge that retiree health care benefits will no longer be a required subject of bargaining between Lucent and the unions.

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The amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of (i) the cumulative unrecognized net actuarial losses and past service cost, (ii) the present value of any available refunds from the plan, and (iii) any reduction in future contributions to the plan. As Lucent currently intends to use eligible excess pension assets applicable to formerly represented retirees to fund certain retiree healthcare benefits for such retirees, such use has been considered as a reimbursement from the pension plan. The funded status of the formerly represented retiree health care obligation of € 1,607 million as of June 30, 2009 (€ 1,479 million as of December 31, 2008), the present value of Medicare Part D subsidies of approximately € 262 million as of June 30, 2009 (as this amount is currently netted in the retiree health care obligation - € 272 million as of December 31, 2008) and the present value of future service costs of € 46 million as of June 30, 2009 (€ 61 million as of December 31, 2008) have been considered in determining the asset ceiling limitation for Lucent's pension plans as of June 30, 2009.

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. Based on latest estimates, as of the January 1, 2009 valuation date, there were approximately € 1.8 billion of pension plan assets that would be eligible for "collectively bargained" transfers to fund retiree health care costs for Lucent’s formerly represented retirees (alternatively, € 2.1 billion would be available for “multi-year” transfers, which also require the plan to remain 120% funded during the transfer period). This amount is sufficient to address the obligation arising from the healthcare being provided to Lucent’s formerly represented retirees and as a result the Group should be able to utilize pension plan assets for Section 420 “collectively bargained” or “multi-year” transfers to fund all its health care obligations for Lucent’s formerly represented retirees. Changes in plan asset values, funding levels or new legislation could result in significant changes in the asset ceiling that will impact our equity and could impact the ultimate amount of plan assets eligible for Section 420 transfers.

In December 2008, the Group made a Section 420 transfer of US$ 653 million to cover the health care costs for Lucent's formerly represented retirees for 2008 and nine months of 2009. This had an US$ 270 million positive impact in the consolidated statement of cash flows in the fourth quarter of 2008.

The impact of the different actuarial assumptions on the level of the funded status could have consequences on the funding requirements and the determination of the asset ceiling, which would affect our ability to make Section 420 transfers in the future and use the overfunding of some pension plans to fund underfunded healthcare plans related to the same beneficiaries.

Revenue recognition

As indicated in note 1o to our unaudited condensed interim consolidated financial statements, revenue is measured at the fair value of the consideration received or to be received when the Group has transferred the significant risks and rewards of ownership of a product to the buyer.

For revenues and expenses generated from construction contracts, the Group applies the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can, however, occur throughout the life of the contract, which can have significant impacts on future net income (loss).

Although estimates inherent in construction contracts are subject to uncertainty, certain situations exist whereby management is unable to reliably estimate the outcome of a construction contract. These situations can occur during the early stages of a contract due to a lack of historical experience or throughout the contract as significant uncertainties develop related to additional costs, claims and performance obligations, particularly with new technologies. During the fourth quarter of 2007, as a result of cost overruns and major technical problems that we experienced in implementing a large W-CDMA contract, we determined that we could no longer estimate with sufficient reliability the final revenue and associated costs of such contract. As a result, we expensed all the contract costs incurred to that date, but we only recognized revenues to the extent that the contract costs incurred were recoverable. Consequently, revenues of € 72 million and cost of sales of € 298 million were recognized in 2007 in connection with this construction contract. The negative impact on income (loss) before income tax and discontinued operations of changing from the percentage of completion method to this basis of accounting was € 98 million for 2007. No change in the accounting treatment occurred in 2008 and during the first six months of 2009. If and when reliable estimates become available, revenue and costs associated with the construction contract will then be recognized respectively by reference to the stage of completion of the contract activity at the statement of financial position date. Future results of operations may therefore be impacted.

For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, provided the transaction adheres to certain criteria (as prescribed by the Statement of Position SOP 97-2 of the American Institute of Certified Public Accountants, or the AICPA), such as the existence of sufficient vendor-specific objective evidence ("VSOE") to determine the fair value of the various elements of the arrangement.

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Some of the Group's products include software that is embedded in the hardware at delivery. In those cases, where indications are that software is more than incidental, such as where the transaction includes software upgrades or enhancements, more prescriptive software revenue recognition rules are applied to determine the amount and timing of revenue recognition. As products with embedded software are continually evolving, as well as the features and functionality of the product driven by software components that are becoming more critical to their operation and success in the market, the Group is continually assessing the applicability of some of the guidance of SOP 97-2 including whether software is more than incidental. Several factors are considered in making this determination including (i) whether the software is a significant focus of the marketing effort or is sold separately, (ii) whether updates, upgrades and other support services are provided on the software component and (iii) whether the cost to develop the software component of the product is significant in relation to the costs to develop the product as a whole. The determination of whether the evolution of our products and marketing efforts should result in the application of some of SOP 97-2 guidance requires the use of significant professional judgment. Further, the Group believes that reasonable people evaluating similar facts and circumstances may come to different conclusions regarding the most appropriate accounting model to apply in this environment. Our future results of operations may be significantly impacted, particularly due to the timing of revenue recognition, if we change our assessment as to whether software is incidental, particularly if VSOE or similar fair value cannot be obtained with respect to one or more of the undelivered elements.

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on the net income (loss) could be significant.

It can be difficult to evaluate the Group’s capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on the Group’s capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded (see note 2b to our unaudited condensed interim consolidated financial statements).

Alcatel-Lucent had a fire in a newly-built factory containing new machinery. Non recoverable assets having a net book value of € 4 million were written off as of September 30, 2008 representing an equivalent negative impact on cost of sales in 2008. The cost of the physical damage and business interruption are insured and will give right to an indemnity claim, the amount of which is currently being assessed by our insurers. Indemnity payment will be accounted for as other revenue once virtually certain and reliable estimates are available, which could take up to one to two years to determine. Other revenue of € 16 million was accounted for during the first six months 2009 related to the indemnification of damaged assets.

Purchase price allocation of a business combination

In a business combination, the acquirer must allocate the cost of the business combination at the acquisition date by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at fair value at that date. The allocation is based upon certain valuations and other studies performed with the assistance of outside valuation specialists. Due to the underlying assumptions made in the valuation process, the determination of those fair values requires estimations of the effects of uncertain future events at the acquisition date and the carrying amounts of some assets, such as fixed assets, acquired through a business combination could therefore differ significantly in the future.

As prescribed by IFRS 3, if the initial accounting for a business combination can be determined only provisionally by the end of the reporting period in which the combination is effected, the acquirer must account for the business combination using those provisional values and has a twelve-month period to complete the purchase price allocation. Any adjustment of the carrying amount of an identifiable asset or liability made as a result of completing the initial accounting is accounted for as if its fair value at the acquisition date had been recognized from that date. Detailed adjustments accounted for in the allocation period are disclosed in note 3 to our unaudited condensed interim consolidated financial statements.

Once the initial accounting of a business combination is complete, only errors may be corrected.

Accounting treatment of convertible bonds with optional redemption periods/dates before contractual maturity

Some of our convertible bonds have optional redemption periods/dates before their contractual maturity as described in note 15 to our unaudited condensed interim consolidated financial statements. All the convertible bonds issues by Alcatel-Lucent were accounted for in accordance with IAS 32 requirements (paragraphs 28 to 32) as described above in note 1-m. Classification of the liability and equity component of a convertible instrument is not revised as a result of a change in the likelihood that a conversion will be exercised. On the other hand, in case of optional redemption periods/dates occurring before the contractual maturity of the debenture, the likelihood of a redemption before the contractual maturity could lead to a change in the estimated payments. As prescribed by IAS 39, if an issuer revises the estimates of payment, due to reliable new estimates, it must adjust the carrying amount of the instrument by computing the present value of remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss.

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As described in notes 6, 15 and 17 to our unaudited condensed interim consolidated financial statements, such a change in estimates occurred during the second quarter of 2009 regarding Lucent’s 2.875% Series A convertible debenture. Similar changes in estimates could occur in the future for all convertible debentures with optional redemption periods/dates. The potential impact from a change in the Group’s estimate of redemption triggers on all of Lucent’ convertible debt on “other financial income (loss)” will be a loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying amount derived from the split accounting as described in note 1-m. An approximation of the potential negative impact in “other financial income (loss)” is the carrying amount of the equity component, as disclosed in notes 15 and 17 to our unaudited condensed interim consolidated financial statements..

If all or some of the holders of Lucent’s 2.875% Series A convertible debentures do not ask for redemption on the first optional redemption date (i.e. on June 15, 2010), the estimated cash flows related to the remaining debt will then be revised accordingly, if new estimates are considered as reliable, with corresponding potential positive impact on “other financial income (loss)”. The initial accounting treatment could then be reinstituted.

Operating and financial review and prospects

Overall Perspective

Overview of the first half of 2009. The global recession has been a critical force affecting the market for telecommunications equipment and related services in the first half of 2009.  Service providers have been hard-hit by eroding sales, financing issues, currency devaluations and considerable uncertainty about future prospects.  They have responded by slashing their spending for new equipment and re-focusing their capital expenditures budgets on next-generation technologies that will allow them to offer differentiated services at lower costs.  Spending for legacy technologies bore the brunt of capital expenditures cuts as service providers focused less on growing capacity or footprint and more on new ways to enhance the end-user experience with new services.

The transformation of carrier networks to an all-IP (internet protocol) architecture remains a key objective of service provider spending on next-generation technology, even in today’s very challenging economy.  The new architecture allows carriers to consolidate multiple networks while delivering differentiated and increasingly video-centric services to their end users.  Carrier spending for IP equipment was not immune to recessionary pressures, but it was more resilient than spending for many categories of legacy equipment, and it helped drive continued growth in our IP service router business in the first half of 2009.  The ongoing transformation of service provider networks to all-IP also resulted in healthy demand for network and software integration and other professional services offered by us and other vendors.

The heightened focus by service providers on differentiated services helped support their spending for new equipment in other areas as well.  Operators continued to invest in the mobile broadband capabilities offered by third generation wireless networks, led by China’s ongoing transformation from 2G to 3G wireless.  Activity in our applications software business has also been more resilient than in other segments of our addressable market.  That reflects our heightened focus on the delivery of new applications, differentiated services and an improved end-user experience, and our customers’ positive response to that focus.  Separately, spending on undersea optical networks remained strong in the first half of 2009, as did service provider spending for managed and network operations services (that is, outsourcing).

The legacy segments of our addressable market fared much worse in the first half of 2009 because, as noted above, that is where service providers focused their spending cuts.  Fixed access and legacy switching were already in secular decline, and those declines were exacerbated by additional cuts that reflect a reduced focus on adding capacity.  At the same time, service providers continued to plan their migration to the replacement, next-generation technologies that will not just add capacity, but will offer enhanced capabilities as well.  Terrestrial optics and second generation wireless are two other areas where spending for additional capacity has been put on hold.  In optics, that means a heavier utilization of the capacity that was brought on-stream prior to the current downturn, and in second generation wireless, it is a reflection of the shift in spending to third generation technologies.  Finally, spending for in-house enterprise communications systems has also been weak, reflecting lower employment, business failures and reduced levels of overall investment spending.

Outlook for the second half of 2009.  We believe that, in contrast to the significant challenges posed by the global economic environment, there are at the same time positive fundamentals influencing the market for telecommunications equipment and related services, and that this influence will continue.  The number of mobile subscribers is increasing, video and data traffic volumes are growing, telephony penetration is increasing, and service providers everywhere are looking to transform their networks to an all-IP based architecture.  In addition, communications services are not generally viewed as a discretionary item, but are increasingly seen as an essential service for businesses and consumers.  These positive forces have not insulated the communications sector from the impact of the global recession, but they have lessened the blow, and we further believe that they will help to provide the groundwork for the resumption of growth once the economy starts to recover.  We think that for the global economy that is not likely to happen before the end of 2009 but that in areas like the U.S., however, where the recession was early to take hold, there are signs that the worst part of the economic downturn is behind us and that conditions have started to stabilize.  We saw sequential improvement in the U.S. market in the second quarter of 2009, and we expect that market will improve further in the second half.  But in areas like Europe, where the onset of recession lagged behind the U.S., signs of stabilization are also lagging behind and recessionary pressures have not yet abated.

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In short, service providers are still investing in their networks, but they are spending at reduced levels as they attempt to offset lost revenue and protect cash flow.  Carrier capital expenditures is likely to continue below year-ago levels in the second half of 2009, although there are indications that some markets, like the U.S., will see some sequential growth in second-half carrier capital expenditures.  Service providers will also continue to invest selectively, foregoing spending that just adds capacity in favor of spending that improves the end-user experience with enhanced capabilities and new, differentiated services.

As a result, we continue to expect the global market for telecommunications equipment and related services to decline between 8% and 12% at constant currency rates in 2009. In order to meet our year-end cost reduction targets, we have taken a number of actions on a regional basis. These actions include headcount reductions, contractor reductions, co-sourcing, facility consolidation, reducing the use of agents, reducing commissions, and finding other operational efficiencies. To date, we estimate that we have achieved approximately 35% of our plan to reduce costs and expenses by Euro 750 million on an exit run rate by the fourth quarter of 2009.  We also continue to expect to achieve our target of adjusted operating profit (that is, operating profit before restructuring costs, impairment of assets, gain/loss on disposal of consolidated entities and post-retirement benefit plan amendments and excluding the negative non-cash impacts of Lucent’s purchase price allocation) around break-even in 2009.

Highlights of recent events

Acquisition of Velocix. On July 28, 2009, we acquired Velocix, a UK-based company and leading global provider of Content Delivery Network infrastructure and services to Internet and broadband service providers and media and entertainment companies.

Joint venture with Bharti - On August 6, 2009, Bharti Airtel and Alcatel-Lucent signed the definitive agreement to form a joint venture to manage Bharti Airtel’s pan-India broadband and telephone services and help Airtel’s transition to next generation network across India. A new legal entity, Alcatel-Lucent Network Management Services India Ltd (ALNMSI) has been formed and will be fully consolidated by Alcatel-Lucent before the end of the year. ALNMSI is held 74% by Alcatel-Lucent India Limited and 26% by Bharti Airtel Limited.

Highlights of transactions during the six months ended June 30, 2009

Joint Ventures, Acquisitions and Dispositions

Joint venture with Bharti - On April 30, 2009, we and Bharti Airtel announced the  formation of a joint venture to manage Bharti Airtel’s pan-India broadband and telephone services and help Airtel’s transition to a next generation network across India.

Disposal of Thales shares - The sale of our 20.8% stake in Thales was completed during the second quarter of 2009, with a capital gain of € 255 million accounted for in other financial income (loss). This capital gain takes into account the € 191 million corresponding to the remaining part of the capital gain that was eliminated as an intra-group transaction as we disposed of or contributed our different assets to Thales in the past, and which has now been re-activated in view of the fact that Thales is no longer part of our Group.

Disposal of the space businesses to Thales – earn out - Regarding the disposal of the space businesses to Thales completed in 2007, the amount of € 670 million in purchase price we received at the time was considered a preliminary payment towards a definitive price to be determined by an external expert in 2009 based on an earn-out. The definitive amount of the purchase price was determined during the second quarter of 2009: the earn-out income before related external advisors’ fees amounted to € 130 million and was accounted for in income from discontinued operations.

Developments in Microsoft Cases. On May 13, 2009, Alcatel Lucent and Dell agreed to a settlement and dismissal of the appeal issues relating to Dell from the April, 2008 trial (this followed an agreement executed between Microsoft and Alcatel Lucent in December, 2008, whereby the parties agreed to settle the majority of their outstanding litigations: all pending patent claims in which Alcatel Lucent was a defendant were dismissed and Alcatel Lucent was provided with licenses to all Microsoft patents-in-suit in these cases). Only the appeal relating to the Day patent against Microsoft filed by it, and the appeal filed by Lucent relating to the district court’s decision to dismiss certain additional claims with respect to the Day patent, remain currently pending in the Court of Appeals for the Federal Circuit. Oral Argument was held at the Federal Circuit in Washington, D.C. on June 2, 2009 and a decision on these appeals is expected in the third or fourth quarter of this year.

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In a parallel proceeding, on June 22, 2009, the United States Patent and Trademark Office (“Patent Office”) issued its latest advisory opinion rejecting the two claims of the Day patent at issue in the April 2008 trial in view of the prior art (Dell had filed a reexamination of the Day patent in May of 2007  with the Patent Office alleging that prior art existed that was not previously considered in the original examination and that the Day patent should therefore be re-examined for patentability). This decision by the examiner does not mean there is an ultimate determination of invalidity by the Patent Office or moot the appeal by Microsoft and Alcatel Lucent in the court case.  On July 24, 2009, Alcatel Lucent filed a notice of appeal of the decision by the examiner to the Board of Patent Appeals and Interferences.

Other matters

No 2008 dividend. Our Board has determined that it is not prudent to pay a dividend on our ordinary shares and ADSs based on 2008 results. This proposal was presented by the Board and approved at our Annual Shareholders’ Meeting on May 29, 2009.

Changes in credit rating. On March 3, 2009, Standard & Poor’s lowered to B+ from BB- its long term corporate credit ratings and senior unsecured ratings on Alcatel-Lucent and on Lucent. The ratings on the trust preferred notes of Lucent Technologies Capital Trust were lowered to a CCC+.  The B short-term rating on Alcatel-Lucent was affirmed. The B1 short-term credit rating on Lucent was withdrawn and a negative outlook was issued.

On February 18, 2009, Moody’s lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating for senior debt of the Group, from Ba3 to B1. The trust preferred notes of Lucent Technologies Capital Trust were downgraded from B2 to B3. The Not-Prime rating from the Group’s short-term debt was confirmed. The negative outlook of the ratings was maintained.

Global Alliance with HP. On June 18, 2009, we and HP announced an agreement to form a 10-year global alliance to help customers leverage the convergence of telecommunication and IT. Once the definitive agreement is executed, which is expected to happen in the second half of 2009, the two organizations will launch a global go-to-market program to transform communication networks into converged, next-generation infrastructures.  The companies also plan to create a joint go-to-market initiative to provide communications solutions to mid- and large-size enterprises and public sector organizations. As part of this agreement, HP will also transform and manage a large part of our IT infrastructure.

Highlights of transactions during the six months ended June 30, 2008

Joint Ventures and Acquisitions

Joint venture with Reliance. On May 12, 2008, we and Reliance Communications announced the formation of a global joint venture to offer managed network services to telecom operators. The joint venture now manages Reliance’s pan India CDMA and GSM network.

Acquisition of Motive. On June 17, 2008, we announced that we entered into a definitive agreement to acquire Motive, Inc, a leading provider of service management software for broadband and mobile data services, through a cash tender offer for all outstanding Motive shares at a price of USD 2.23 per share, representing a value of approximately US$ 67.8 million. This acquisition was completed on October 7, 2008.

Other matters

No 2007 dividend. On May 30, 2008, at our Annual Shareholders’ Meeting, our shareholders approved our Board’s proposal not to pay any dividend based on 2007 results in light of those results and of a more uncertain market outlook.

Action by Moody’s. On April 3, 2008, Moody’s affirmed the Alcatel-Lucent Corporate Family Rating of Ba3 as well as that of the debt instruments originally issued by historical Alcatel and Lucent. The outlook was changed from stable to negative.

Developments in Microsoft cases. In a second phase of the San Diego patent infringement litigation with Microsoft Corporation mentioned in “Highlights of transactions during 2007 - Other matters” below, on April 4, 2008, a jury awarded us approximately U.S.$ 368 million in damages on additional patents and the judge granted prejudgment interest on that award on April 28, 2008. Microsoft has appealed the jury award. Another San Diego trial involved claims that Microsoft had asserted against us alleging that certain of our products infringe various Microsoft patents. That trial began on April 22, 2008, and on June 4, 2008, the jury found that our products did not infringe any valid claims of Microsoft's patents. Microsoft has appealed that decision. Other trials are scheduled in Delaware and Texas for later this year and early 2009, although those dates may change.

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Consolidated Results of Operations for the Six Months Ended June 30, 2009 Compared to the Six Months ended June 30, 2008

Revenues. Revenues totalled €7,503 million in the first half of 2009, a decline of 5.8% from €7,965 million in the first half of 2008. Approximately 55% of our revenues are denominated in or linked to the U.S. dollar. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. The increase in the value of the U.S. dollar relative to the euro in the first half of 2009 compared with the first half of 2008 has tempered the decline in our reported revenues. If there had been a constant euro/U.S. dollar exchange rate in the first half of 2009 as compared to the first half of 2008, our consolidated revenues would have declined by approximately 10.9% instead of the 5.8% decrease actually experienced. This is based on applying (i) to our sales made directly in U.S. dollars or currencies linked to U.S. dollars effected during the first half of 2009, the average exchange rate that applied for the same period in 2008, instead of the average exchange rate that applied for the first half of 2009, and (ii) to our exports (mainly from Europe) effected during the first half of 2009 which are denominated in U.S. dollars and for which we enter into hedging transactions, our average euro / U.S. dollar hedging rate that applied for the same period in 2008. Our management believes that providing our investors with our revenues for the first half of 2009 in constant euro / U.S. dollar exchange rates facilitates the comparison of the evolution of our revenues with that of the industry. The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/U.S. dollar and our revenues at a constant rate:

(In millions of euros)
	Six months ended June 30, 2009	Six months ended June 30, 2008	% Change
Revenues as reported	7,503	7,965	-5.8%
Conversion impact euro/U.S. dollar	-410	-	-5.1%
Hedging impact euro/U.S. dollar	6	-	0.0%
Revenues at constant rate	7,099	7,965	-10.9%

Revenues in our Carrier business segment fell at a double-digit rate in the first half of 2009, as recessionary pressures on carrier capital expenditures were reflected to varying degrees on revenue growth across all four divisions that comprise the Carrier segment.  Spending cuts were, however, sharply focused on legacy technologies.  Our wireline business, for example, reflected pronounced weakness in spending for legacy core switching and, to a lesser extent, legacy ADSL access equipment, and our overall wireline revenues dropped sharply in the first half of 2009.  Similarly, in our wireless business, a sharp drop in spending for second-generation GSM equipment significantly outweighed increased spending for third-generation technologies, and overall wireless revenues fell at a double-digit rate.  The rate of decline in wireless, however, eased significantly in the second quarter.   Revenues in our optics and IP divisions were more resilient.  Optics revenue declined at a mid-single digit rate, as continued weakness in terrestrial optics offset continued strong growth in submarine optics. There was a slight decline in revenues in our IP division as growth in IP/MPLS service routers was offset by the continued secular decline in spending for legacy ATM equipment.  Revenues in the Applications software segment increased at a high single-digit rate, driven by strong carrier spending for applications.  Activity in our Enterprise segment was also significantly impacted by global economic conditions, and revenues fell at a double-digit rate in the first half of 2009.  Revenues in our Services business segment continued to grow in the first half of 2009, led by very strong gains in Managed and Outsourcing solutions.

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Revenues for the first half of 2009 and the same period in 2008 by geographical market (calculated based upon the location of the customer) are shown in the table below:

(In millions of euros)
Revenues by geographical market	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.	Other Americas	Rest of world	Total
1st half 2009	759	1,472	303	1,510	2,161	592	706	7,503
1st half 2008	642	1,685	427	1,457	2,403	672	679	7,965
% Change 1st half 2009 vs. 1st half 2008	18%	-13%	-29%	4%	-10%	-12%	4%	-6%

In the first half of 2009, 70.5% of our revenue was generated in the Europe and Americas regions, where the challenging economic environment pressured levels of activity across the board and revenue declined 9.3% from the first half of 2008.  The Asia Pacific and Rest of World regions accounted for a combined 29.5% of revenue in the first half of 2009, and each region had an increase in first-half revenue of 4% over the year-ago period.  More specifically, the United States accounted for 28.8% of revenues, down from 30.2% in the same period in 2008 as revenues fell 10%.  Weakness was widespread in that market with just a few areas, including applications and W-CDMA, able to post increased revenues in the face of economic headwinds.  Europe accounted for 33.8% of revenues in the first half of 2009 (10.1% in France, 19.6% in Other Western Europe and 4.0% in Rest of Europe), down from 34.6% in the same period in 2008 (8.1% in France, 21.2% in Other Western Europe and 5.4% in Rest of Europe). Within Europe, revenue increased 18% year-over-year in France due in part to gains in W-CDMA, but fell 13% in Other Western Europe and dropped 29% in Rest of Europe. Weakness in Europe was especially pronounced in our enterprise business, offsetting a few pockets of strength, like our IP/MPLS service routers. Revenues in the Asia Pacific market in the first half of 2009 increased 4% from the same period in 2008, and increased their share of total revenue from 18.3% in 2008 to 20.1% in 2009.  Within Asia Pacific, our GSM business was particularly weak and our CDMA and W-CDMA businesses particularly strong, reflecting the transition from 2G to 3G wireless in China.  Revenues in Other Americas in the first half of 2009 fell 12% from the same period in 2008 and their share of total revenue slipped from 8.4% to 7.9%.  Rest of World increased its share of total revenue to 9.4% in the first half of 2009, up from 8.5% in the same period in 2008, and had a 4% increase in revenue.

Gross Profit. In the first half of 2009, gross profit decreased to 32.3% of revenue, or €2,426 million, compared to 35.5% of revenue or €2,829 million in the first half of 2008. The decrease in gross profit was mainly driven by lower volumes, unfavourable shifts in product and geographic sales mix, as well as the recovery of the U.S. dollar. Gross profit in the first half of 2009 included (i) the negative impact of a net charge of €61 million for write-downs of inventory and work in progress; and (ii) the negative impact of a net charge of €17 million of reserves on customer receivables. Gross profit in the first half of 2008 included (i) the positive impact of a € 36 million gain from currency hedging; (ii) the positive impact of a € 20 million gain from the sale of real estate; (iii) the negative impact of a net charge of €149 million for write-downs of inventory and work in progress; and (iv) the negative impact of a net charge of €19 million of reserves on customer receivables.

We sell a wide variety of products in many geographic markets. Profitability per product can vary based on their maturity, the required intensity of R&D and our competitive position. Likewise, profitability per geographic area can vary based on the local competitive environment, our market share and the procurement policy of operators. During the first half of 2009, revenue contraction was generally more pronounced in products and in geographic areas where our profitability has historically been above average. Similarly, the products or areas where we enjoyed revenue growth during the first half of 2009 tend to generate below average margins today. The shift in the product and geographic mix witnessed in the first half of 2009 therefore negatively impacted our gross profit.

It is very difficult to anticipate the future evolution of the product and geographic mix given our wide offering, contrasted economic trends per geographic area and the volatility in operator capital expenditure. We are nonetheless taking actions in order to offset a potential unfavorable shift in our product and geographic mix. We estimate that these actions, which include the rationalization of technology platforms, savings on the procurement of components and services, the re-engineering of existing products, the improvement of our manufacturing tool and, finally, a complete overhaul of our supply chain, should generate annual savings of €250 million. This makes up a third of the cost reduction plan of €750 million that we have currently undertaken.

We estimate that the increase in the value of the U.S. dollar versus the euro which took place in the first half of 2009 compared to the first half of 2008 had a negative impact on our gross profit as a percentage of revenue. This is due to the fact, we believe, that the weight of the U.S. dollar and of currencies linked to the U.S. dollar is higher as a percentage of the cost of goods sold than it is as a percentage of revenue.

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Administrative and selling expenses. For the first half of 2009, administrative and selling expenses were €1,537 million or 20.5% of revenues compared to €1,546 million or 19.4% of revenues in the same period in 2008. Included in administrative and selling expenses are non-cash purchase accounting entries resulting from the Lucent business combination of €61 million in the first half of 2009 and €58 million in the first half of 2008. They primarily relate to the amortization of purchased intangible assets of Lucent, such as customer relationships.  The 0.6% decline in administrative and selling expenses reflects the net impact of conflicting trends – the progress we have made executing on our programs to reduce operating expenses by de-layering our organization and eliminating sales duplication between product groups and regions, which has been largely offset by the unfavourable currency impact of the recovery of the U.S. dollar on our U.S. dollar denominated expenses.

Research and development costs. Research and development costs were €1,345 million or 17.9% of revenues in the first half of 2009, after the capitalization of €1 million of development expense, a decline of 4.6% from €1,410 million or 17.7% of revenues after the capitalization of €57 million of development expense in the same period in 2008.  Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of €79 million in the first half of 2009 and €195 million in the first half of 2008. The decrease in purchase accounting entries reflects a decline in the amortization of purchased intangible assets of Lucent, including acquired technologies and in-process R&D, mainly due to the impairment losses accounted for on these intangible assets in 2008.  Additionally, research and development costs in the first half of 2008 included a one-time gain of €31 million on the sale of intellectual property which was booked against our research and development expense. The 4.6% decline in research and development costs reflects the progress we have made enhancing R&D efficiency by focusing on four key segments – IP, optics, broadband and applications – while we accelerate the shift of our investment toward next-generation platforms, and the reduced impact from purchase accounting for the Lucent business combination.  Those two factors have more than offset the unfavorable impacts of the sharp reduction in R&D capitalization, the inclusion of the one-time gain in 2008 and the unfavourable currency impact of the recovery of the U.S. dollar on our dollar denominated expenses.

Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. We recorded a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €(456) million in the first half of 2009 compared to a loss of €(127) million in the same period of 2008. The larger loss in the first half of 2009 reflects the unfavorable impact of the global recession on volumes and pricing, and lower gross margins, all of which more than offset the favourable impacts of our product cost and fixed cost reduction programs and a decline in the purchase accounting entries booked in the first half of 2009.  The purchase accounting entries had a negative, non-cash impact of €140 million in the first half of 2009 as compared to €256 million in the first half of 2008.

Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments for the first six months of 2009 by €121 million, of which €231 million were additional provisions and €110 million were reversals. Additional product sales reserves (excluding construction contracts) created during the first half of 2009 were €182 million, while reversals of product sales reserves were €54 million during the same period. Of the €54 million in reversals, €32 million related to reversals of reserves made in respect of warranties due to the revision of our original estimates for these reserves regarding warranty period and costs. This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with more recent technologies and (ii) the product’s actual performance leading to fewer warranty claims than anticipated and for which we had made a reserve. In addition, €10 million of the €54 million reversal of product sales reserves was mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals (€12 million) were mainly related to new estimates of losses at completion. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, impairment of intangible assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments by €107 million in the first half of 2008, of which additional provisions were €216 million and reversals were €109 million. Additional product sales reserves created during the first half of 2008 were €171 million while reversals of product sales reserves were €79 million.

Restructuring Costs. Restructuring costs were €201 million for the first half of 2009, representing (i) €113 million of new restructuring plans and adjustments to previous plans; (ii) a valuation allowance and a write off of assets of €43 million in the aggregate; and (iii) €45 million of other monetary costs. New restructuring plans cover costs related to the elimination of jobs and to product rationalization and facilities closing decisions. Restructuring costs were €387 million in the first half of 2008, representing (i) €367 million of new restructuring plans or adjustments to previous plans; (ii) an asset impairment loss of €15 million; and (iii) €5 million of other monetary costs. Our restructuring reserves of €457 million at June 30, 2009 covered jobs identified for elimination and notified in the first six months of 2009, as well as jobs eliminated in previous years for which total or partial settlement is still due, costs of replacing rationalized products, and other monetary costs linked to decisions to reduce the number of our facilities.

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Impairment of Assets. In the first half of 2009, we had no asset impairment charges booked in this specific line item. In the first half of 2008 we took an impairment of assets charge of €810 million related to our CDMA business, all of which is related to goodwill. The impairment was due to the fact that in the second quarter of 2008, revenues from our CDMA business declined at a higher pace than the company had estimated. This was due to a large extent to the unexpected, strong reduction in the capital expenditure of a key customer in North America.

Post-retirement benefit plan amendment. In the first half of 2009 we booked an additional €1 million reserve related to litigation, as disclosed in Note 21e (“Contingencies – Lucent’s employment and benefits related cases”) to our unaudited condensed interim consolidated financial statements, that concerns a previous Lucent healthcare plan amendment. In the first half of 2008 we booked an €18 million reserve related to ongoing litigation that concerns a previous Lucent healthcare plan amendment (see Note 21e for more detail).

Income (loss) from operating activities. Income (loss) from operating activities was a loss of €(658) million in the first half of 2009, compared to a loss of €(1,343) million in the same period of 2008. The smaller loss from operating activities in the first half of 2009 is mostly due to the combined impact of the absence of any impairment charge as compared with the €810 million charge taken in 2008, and lower restructuring charges in the first half of 2009 compared with the same period in 2008.

Finance costs. Finance costs in the first half of 2009 were €120 million, an increase from €98 million in the comparable year-ago period.  The increase is due to a drop in interest earned, from €93 million in 2008 to €38 million in 2009, that was larger than the decline in interest paid, from €191 million in 2008 to €158 million in 2009.  The 2009 declines in both interest earned and interest paid are largely due to lower levels of cash, cash equivalents and marketable securities and financial debt. The decrease of interest rates between the first half of 2008 and the corresponding period of 2009 explains also the decrease of interest earned between these two periods.

Other financial income (loss). Other financial income was €142 million in the first half of 2009, compared to €193 million in the same period in 2008. In the first half of 2009, other financial income consisted primarily of (i) a capital gain of €255 million related to the disposal of Thales shares, (ii) a gain of €50 million related to the partial repurchase of Lucent’s 7.75% bond due March 2017, and (iii) a loss of €175 million related to a change in the estimated future cash flows related to Lucent’s 2.875% Series A convertible debenture. In the first half of 2008, other financial income consisted primarily of income of €204 million which represented the difference between the expected financial return on the assets and the interest cost on the obligations of the pension and post-retirement benefit plans, which fell to €14 million in 2009. The decrease of the pension credit is mainly due to the decrease of the expected rate of return and the fair value of the pension plan assets as explained in note 2-g of our unaudited condensed interim consolidated financial statements.

Share in net income (losses) of equity affiliates. Share in net losses of equity affiliates was €(6) million during the first half of 2009, compared with income of €56 million during the same period in 2008.  The decline is largely due to the reclassification of our Thales shares from net assets in equity affiliates to assets held for sale as of the announcement on December 19, 2008 of a definitive agreement to sell our stake in Thales to Dassault Aviation.

Income (loss) before income tax and discontinued operations. Income (loss) before income tax and discontinued operations was a loss of €(642) million in the first half of 2009 compared to a loss of €(1,192) million in the same period of 2008.

Income tax (expense) benefit. We had an income tax benefit of €93 million for the six months ended June 30, 2009, compared to an income tax expense of €(69) million for the six months ended June 30, 2008. The income tax benefit for the first half of 2009 resulted from a current income tax charge of €(11) million offset by a net deferred income tax benefit of €104 million. The €104 million net deferred tax benefit includes deferred income tax benefits of €62 million related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination and a €68 million reversal of deferred tax liabilities related to the Lucent 2.875% Series A convertible debenture. The €(69) million income tax expense for the first six months of 2008 resulted from a current income tax charge of €(53) million and a net deferred income tax charge of €(16) million.

Income (loss) from continuing operations. We had a loss from continuing operations of €(549) million in the first half of 2009 compared to a loss of €(1,261) million in the same period of 2008.

Income (loss) from discontinued operations. There was income from discontinued operations of €129 million (after external advisors’ fees) in the first half of 2009 due to an adjustment of the purchase price of the Space activities that were sold to Thales in 2007. There was no income (loss) from discontinued operations in the first half of 2008.

Minority Interests. A €(32) million loss was attributable to minority interests in the first half of 2009, compared with income of €22 million in the first half of 2008. The change from 2008 is due largely to deteriorated operations in China with Alcatel-Lucent Shanghai Bell.

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Net income (loss) attributable to equity holders of the parent.  A net loss of €(388) million was attributable to equity holders of the parent during the first half of 2009, compared with a loss of €(1,283) million in the first half of 2008.

Consolidated Results of Operations for the Six Months Ended June 30, 2008 Compared to the Six Months ended June 30, 2007

Introduction. On November 30, 2006, Lucent became a wholly owned subsidiary of Alcatel. On December 1, 2006, we and Thales signed a definitive agreement for the acquisition by Thales of our ownership interests in two joint ventures in the space sector, our railway signalling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services. In January 2007, the transportation and security activities were contributed to Thales, and in April 2007, the sale of our ownership interests in the two joint ventures in the space sector was completed.

Consequently, the following discussion takes into account our results of operations under IFRS for the six month periods ended June 30, 2008 and June 30, 2007, both of which include six months of results of operations for Lucent and the UMTS radio access business acquired from Nortel on December 31, 2006. Our results for the first six months of 2007 exclude the businesses transferred in January and April 2007 to Thales.

Revenues. Revenues totalled €7,965 million in the first half of 2008, a decline of 3.0% from €8,208 million in the first half of 2007. Approximately 52% of our revenues are denominated in or linked to the U.S. dollar. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. The decrease in the value of the U.S. dollar relative to the euro since 2007 had a significant negative impact on our revenues. If there had been a constant euro/U.S. dollar exchange rate in the first half of 2008 as compared to the first half of 2007, our consolidated revenues would have increased by approximately 4.2% instead of the 3.0% decrease actually experienced. This is based on applying (i) to our sales made directly in U.S. dollars or currencies linked to U.S. dollars effected during the first half of 2008, the average exchange rate that applied for the same period in 2007, instead of the average exchange rate that applied for the first half of 2008, and (ii) to our exports (mainly from Europe) effected during the first half of 2008 which are denominated in U.S. dollars and for which we enter into hedging transactions, our average euro / U.S. dollar hedging rate that applied for the same period in 2007. Our management believes that providing our investors with our revenues for the first half of 2008 in constant euro / U.S. dollar exchange rates facilitates the comparison of the evolution of our revenues with that of the industry. The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/U.S. dollar and our revenues at a constant rate:

(In millions of euros)
	Six months ended June 30, 2008	Six months ended June 30, 2007	% Change
Revenues as reported	€ 7,965	€ 8,208	-3.0%
Conversion impact euro/U.S. dollar	€ 526	—	6.4%
Hedging impact euro/U.S. dollar	€ 64	—	0.8%
Revenues at constant rate	€ 8,555	€ 8,208	4.2%

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Revenues for the first half of 2008 and the same period in 2007 by geographical market (calculated based upon the location of the customer) are as shown in the table below:

(In millions of euros)
Revenues by geographical market	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated
1st half 2008	642	1,685	427	1,457	2,403	672	679	7,965
1st half 2007	503	1,750	423	1,510	2,673	692	657	8,208
% Change 1st half 2008 vs. 1st half 2007	28%	-4%	1%	-4%	-10%	-3%	3%	-3%

In the first half of 2008, the United States accounted for 30.2% of revenues by geographical market, down from 32.6% in the same period in 2007 as revenues fell 10% in that market.  The decline in the United States reflected weakness in CDMA and DSL revenues, which was not fully offset by increased sales in W-CDMA, GPON (Gigabit Passive Optical Networking), Enterprise and Services.  Europe accounted for 34.7% of revenues in the first half of 2008 (8.1% in France, 21.2% in Other Western Europe and 5.4% in Rest of Europe), up from 32.6% in the same period in 2007 (6.1% in France, 21.3% in Other Western Europe and 5.2% in Rest of Europe).  Within Europe, revenue increased 28% year-over-year in France due in part to gains in W-CDMA, while revenue fell 4% in Other Western Europe and increased 1% in Rest of Europe.  Revenues in the Asia Pacific market in the first half of 2008 fell 4% from the same period in 2007, but were little changed as a percent of total revenue (18.3% in 2008 and 18.4% in 2007).  Revenues in Other Americas in the first half of 2008 fell 3% from the same period in 2007 but were unchanged at 8.4% of total revenue.  Rest of World increased its share of total revenue to 8.5% in the first half of 2008, up from 8.0% in the same period in 2007, and had a 3% increase in revenue.  Regionally, growth in our Enterprise business was solid in Asia Pacific as well as in North America, and gains in our GSM business were driven by network expansions in China, India, the Middle East and Africa. We are also seeing stronger than expected demand for W-CDMA mobile access in emerging markets, especially in Asia.

Gross Profit.  Despite the year-over-year decline in revenue in the first half of 2008, gross profit increased to 35.5% of revenue, or €2,829 million, compared to 30.8% of revenue or €2,524 million in the first half of 2007. The increase in gross profit is due to enhanced pricing discipline, which improves our ability to retain the benefits of our product cost reduction programs, and which reflects our ongoing commercial selectivity as we balance our intent to grow share with our focus on profitable growth.  The increase in gross profit is also due to the following: As a result of purchase accounting for the Lucent business combination, Lucent’s inventory was revalued to its fair value and such “step-up” in valuation was reversed once the inventory was sold. The reversal of the inventory step-up related to the Lucent business combination began in 2006 and was largely completed in 2007 (with a negative, non-cash impact of €258 million in the first half of 2007). Consequently, there was minimal impact in the first half of 2008. Gross profit in the first half of 2008 included (i) the positive impact of a € 36 million gain from currency hedging; (ii) a € 20 million gain from the sale of real estate; (iii) the € 12 million negative impact of compensation expense recognized for share-based payments (stock options); (iv) the negative impact of a net charge of €149 million for write-downs of inventory and work in progress; and (v) the negative impact of a net charge of €19 million of reserves on customer receivables. Gross profit in the first half of 2007 included (i) the negative impact of €130 million related to investments in current products and platforms that we will eventually discontinue, but that we continue to enhance in order to meet our commitment to our customers while preparing to converge them into a common platform; (ii) the positive impact of €34 million from a litigation settlement related to business arrangements with a company in Colombia which was subsequently liquidated; and (iii) the €11 million negative impact of compensation expense recognized for share-based payments.

Administrative and selling expenses.  For the first half of 2008, administrative and selling expenses were € 1,546 million or 19.4% of revenues compared to €1,800 million or 21.9% of revenues in the same period in 2007. The 14.1% decline in administration and selling expenses reflects the progress we have made executing on our programs to reduce operating expenses, as well as a favourable currency impact on our U.S. dollar denominated expenses. Also contributing to the decrease in administrative and selling expenses was a decline in purchase accounting entries resulting from the Lucent business combination, from € 158 million in the first half of 2007 to € 58 million in the first half of 2008.  The purchase accounting entries have a negative, non-cash impact, and they primarily relate to the amortization of purchased intangible assets of Lucent, such as customer relationships.  Administrative and selling expenses also included the compensation expense recognized for share-based payments (stock options) of € 22 million in the first half 2008 as compared to € 25 million in the first half of 2007.

Research and development costs.  Research and development costs were € 1,410 million or 17.7% of revenues in the first half of 2008, after the capitalization of € 57 million of development expense, compared to € 1,512 million or 18.4% of revenues after the capitalization of € 89 million of development expense in the same period in 2007. The 6.7% decline in research and development costs is due, as was the case for administrative and selling expenses, to the progress we have made executing on our programs to reduce operating expenses, as well as a favourable currency impact on our U.S. dollar denominated expenses.  The reported decline in research and development costs would have been 13.4%, except for an increase in the first half of 2008 in purchase accounting entries resulting from the Lucent business combination, from € 109 million in the first half of 2007 to € 195 million in the first half of 2008.  The purchase accounting entries have a negative, non-cash impact, and they primarily relate to the amortization of purchased intangible assets of Lucent, such as acquired technologies and in process research and development.  Research and development costs included the compensation expense recognized for share-based payments (stock options) of € 13 million in the first half of 2008 and € 12 million in the same period in 2007.  Additionally, research and development costs in the first half of 2008 included a one-time gain of € 31 million on the sale of intellectual property which was booked against our research and development expense.

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One contributor to our reduced operating expenses (including both administrative and selling expenses and research and development costs) in the first half of 2008, compared with the same period of 2007, has been headcount reductions.  Company-wide headcount reductions totalled 2,300 in the first half of 2008 versus 3,800 in the same period of 2007, excluding the impact of managed services contracts.

Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. We recorded a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of € 127 million in the first half of 2008 compared to a loss of € 788 million in the same period of 2007. This smaller loss reflects improved pricing discipline, the benefits of our product cost and fixed cost reduction programs and a decline in the purchase accounting entries booked in the first half of 2008, all of which more than offset the impact of lower revenues in the first half of 2008.  The purchase accounting entries had a negative, non-cash impact of € 256 million in the first half of 2008 as compared to € 525 million in the first half of 2007.

Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments for the first  six months of 2008 by €107 million (of which €216 were additional provisions and €109 million were reversals).  Additional product sales reserves (excluding construction contracts) created during the first half of 2008 were €171 million, while reversals of product sales reserves were €79 million during the same period.  Of the €79 million in reversals, €29 million related to reversals of reserves made in respect of warranties due to the revision of our original estimates for these reserves regarding warranty period and costs.  This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with more recent technologies and (ii) the product’s actual performance leading to fewer warranty claims than anticipated and for which we had made a reserve. In addition, €16 million of the €79 million reversal of product sales reserves was mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals (€34 million) were mainly related to new estimates of losses at completion. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, impairment of intangible assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments by €153 million in the first half of 2007, of which additional provisions were €232 million and reversals were €79 million. Additional product sales reserves created during the first half of 2007 were €156 million while reversals of product sales reserves were €51 million.

Restructuring Costs.  Restructuring costs were €387 million for the first half of 2008, representing €367 million of new restructuring plans and adjustments to previous plans, an asset impairment loss of € 15 million and €5 million of other monetary costs. New restructuring plans cover costs related to the elimination of jobs and to product rationalization and facilities closing decisions. Restructuring costs were €510 million in the first half of 2007, representing €493 million of new restructuring plans or adjustments to previous plans and an asset impairment loss of €17 million.  Our restructuring reserves of €753 million at June 30, 2008 covered 3,600 positions under restructuring, costs of replacing rationalized products, and other monetary costs linked to decisions to reduce the number of our facilities.

Impairment of Assets.  In the first half of 2008 we took an impairment of assets charge of €810 million related to our CDMA business, all of which is related to goodwill.  The impairment was due to the fact that in the second quarter of 2008, revenues from our CDMA business declined at a higher pace than the company had estimated.  This was due to a large extent to the unexpected, strong reduction in the capital expenditure of a key customer in North America.  Although there are new opportunities in other geographic areas, the uncertainty regarding spending in North America has led us to make more cautious mid-term assumptions about the results of this business.  In the first half of 2007 we had €426 million of impairment charges that were booked against our 3G W-CDMA assets, reflecting a delay in revenue generation from our 3G W-CDMA assets as compared to our initial expectations and to a reduction in margin estimates.

Post-retirement benefit plan amendment.  In the first half of 2008 we booked an €18 million reserve related to ongoing litigation that concerns a previous Lucent healthcare plan amendment (see Note 21 “Contingencies – Lucent’s employment and benefits related cases,” for more detail).  In the first half of 2007 we booked a € 265 million credit resulting from certain changes to management retiree healthcare benefit plans. Effective January 1, 2008, prescription drug coverage offered to former Lucent management retirees was changed to a drug plan similar to the Medicare Part D program. This change reduces the benefit obligation projected in the first half of 2007 by € 265 million, net of a € 211 million elimination of the previously expected Medicare Part D subsidies.

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Income (loss) from operating activities.  Income (loss) from operating activities was a loss of €1,343 in the first half of 2008, compared to a loss of €1,459 in the same period of 2007.  Contributing to the smaller loss in 2008 were improved pricing discipline, the benefits of our product cost and fixed cost reduction programs, lower restructuring costs and a decline in the purchase accounting entries booked in the first half of 2008 as compared with the same period in 2007.  Offsetting some of those positive impacts on the year-over-year change in the loss from operating activities were a larger impairment charge booked in 2008 and the change due to post-retirement benefit plan amendments, from a significant credit in 2007 to a small expense in 2008.

Finance costs.  Finance costs in the first half of 2008 were €98 million and included €191 million of interest paid on our gross financial debt, offset by €93 million in interest earned on our cash, cash equivalents and marketable securities. In the first six months of 2007 net finance costs of €81 million resulted from €209 million of interest paid on our gross financial debt, offset by €128 million in interest earned on cash, cash equivalents and marketable securities. The decline in interest paid from the first half of 2007 to the first half of 2008 is due largely to a lower level of gross financial debt, while the decline in interest earned is due largely to a lower level of cash, cash equivalents and marketable securities.

Other financial income (loss).  Other financial income was €193 million in the first half of 2008, compared to financial income of €231 million in the same period in 2007. Other financial income consists largely of the expected financial return on the assets of the pension and post-retirement benefit plans, mainly related to the Lucent pension plan assets. The decline from the first half of 2007 to the first half of 2008 is due largely to a November 2007 re-allocation of the plans’ assets which reduced their exposure to equity markets.

Share in net income (losses) of equity affiliates.  Share in net income of equity affiliates was €56 million during the first half of 2008, compared with €65 million during the same period in 2007.  While our share of equity affiliates’ earnings included positive contributions from both Thales and Draka in 2007, our share in the first half of 2008 included a contribution from Thales only, since we sold our interest in Draka in the fourth quarter of 2007.

Income (loss) before income tax, related reduction of goodwill and discontinued operations.  Income (loss) before income tax, related reduction of goodwill and discontinued operations was a loss of €1,192 in the first half of 2008 compared to a loss of €1,244 in the same period of 2007.

Reduction of goodwill related to deferred tax assets initially unrecognized.  In the first half of 2008 there was no reduction of goodwill related to deferred tax assets that were initially unrecognized.  In the same period of 2007 there was a €189 million reduction of goodwill that was due largely to the post-retirement benefit plan amendment  described above.

Income tax (expense) benefit.  We had an income tax expense of €69 million for the six months ended June 30, 2008, compared to an income tax benefit of €173 million for the six months ended June 30, 2007.  The income tax expense for the first half of 2008 resulted from a current income tax charge of €53 million and a net deferred income tax charge of €16 million. The €16 million net deferred tax charge included deferred income tax benefits of €112 million (related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination), that were more than offset by (i) a €93 million charge from changes in deferred tax mainly due to the reassessment of the recoverability of deferred tax assets in connection with the goodwill impairment test performed in the second quarter of  2008; and (ii) a €35 million deferred tax charge related to Lucent’s post-retirement benefit plans.  The €173 million income tax benefit for the first six months of 2007 resulted from a deferred income tax benefit of €256 million related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination which was not fully offset by a current income tax expense of €40 million and a deferred income tax expense of €43 million.

Income (loss) from continuing operations.  We had a loss from continuing operations of €1,261 million in the first half of 2008 compared to a loss of €1,260 million in the same period of 2007.

Income (loss) from discontinued operations.  There was no income (loss) from discontinued operations in the first half of 2008, compared with income of €652 million in the first half of 2007, which consisted primarily of a €677 million net capital gain after tax on the contribution of our railway signaling business and our integration and services activities to Thales.

Minority Interests.  Minority interests were €22 million in the first half of 2008, compared with €(14) million in the first half of 2007.  The change from 2007 is due largely to our improved operations in China with Alcatel Shanghai Bell.

Net income (loss) attributable to equity holders of the parent.  A net loss of €1,283 million was attributable to equity holders of the parent during the first half of 2008, compared with a loss of €594 million attributable to equity holders of the parent in the first half of 2007.

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Results of Operations by Business Segment for the Six Months Ended June 30, 2009 Compared to the Six Months ended June 30, 2008

The following discussion takes into account our results of operations under IFRS for the six-month periods ended June 30, 2009 and June 30, 2008, with results presented according to the new organization structure that became effective January 1, 2009.  The new organization includes four groups: Carrier, Applications Software, Enterprise, and Services, while the old organization structure that was in place in 2008 consisted of three business segments – Carrier, Enterprise, and Services.  Results of operations for the six months ended June 30, 2008 were originally presented according to the old organization structure but are presented here according to the new organization structure in order to facilitate comparison with the current period.

The table below sets forth certain financial information on a segment basis for the six-month periods ended June 30, 2009 and June 30, 2008. Segment operating income (loss) is the measure of operating segment profit or loss that is used by our Management Committee to perform its chief operating decision making function, assess performance and allocate resources. It consists of segment (loss) from operating activities before restructuring costs, impairment of intangible assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments, excluding the main non-cash impacts of the purchase price allocation (PPA) entries relating to the Lucent business combination. Adding “PPA Adjustments (excluding restructuring costs and impairment of assets)” to segment operating income (loss), as shown in the table below, reconciles segment operating income (loss) with income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments, as shown in the table below and the unaudited condensed interim consolidated financial statements.

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(In millions of euros)
Six months ended June 30, 2009	Carrier	Applications Software	Enterprise	Services	Other	Total Group
Revenues	4,603	515	503	1,670	212	7,503
Segment Operating Income (Loss)	(290)	(51)	(42)	23	43	(316)
PPA Adjustments (excluding restructuring costs & impairment of assets)						(140)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment

						(456)
Capital expenditures	252	21	34	22	10	340

(In millions of euros)
Six months ended June 30, 2008	Carrier	Applications Software	Enterprise	Services	Other	Total Group
Revenues	5,240	477	603	1,470	175	7,965
Segment Operating Income (Loss)	81	(42)	35	66	(11)	129
PPA Adjustments (excluding restructuring costs & impairment of assets)						(256)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment

						(127)
Capital expenditures	287	32	37	31	12	399

PPA Adjustments (excluding restructuring costs and impairment of assets). In the first half of 2009, PPA adjustments (excluding restructuring costs and impairment of assets) were €(140) million, compared with €(256) million in the first half of 2008. The decline in PPA adjustments in 2009 reflects a decrease in the amortization of purchased intangible assets of Lucent, such as acquired technologies and in-process R&D, mainly due to the impairment losses accounted for on these intangible assets in 2008.

Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment. In the first half of 2009, a segment operating loss of € (316) million for the Group, adjusted for €(140) million in PPA yields a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment of € (456) million, as shown in the unaudited condensed interim consolidated financial statements. In the first half of 2008, segment operating income of € 129 million for the Group, adjusted for €(256) million in PPA yields a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment of € (127) million, as shown in the unaudited condensed interim consolidated financial statements.

Carrier Segment

Revenues in our carrier segment were €4,603 million in the first half of 2009, a decline of 12.2% from €5,240 million in the first half of 2008, using current exchange rates. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. The increase in the value of the U.S. dollar relative to the euro in the first half of 2009 vs. the first half of 2008 has tempered the decline in our reported revenues. If there had been a constant euro/U.S. dollar exchange rate in the first half of 2009 as compared to the first half of 2008, our carrier segment revenues would have declined by approximately 17% instead of the 12.2% decrease actually reported.

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Revenues in our IP division were Euro 572 million, a decrease of 1.4% from the first half of 2008, as accelerating growth in IP/MPLS service routers was more than offset by a material decline in ATM switching revenue.  We continue to gain market share in the edge IP routing space, as highlighted by reports published by Dell’Oro, IDC, Infonetics, Ovum and Synergy during the second quarter 2009, and we continue to invest in our IP portfolio to expand our addressable market, announcing  the industry’s first 100 Gigabit per second line card for metro, edge and core routing, and the introduction of a new high capacity, router-based solution for the all-IP mobile core network that is a critical element of our end-to-end Verizon LTE roll-out.

Revenues in our Optics division reflected weakness in the terrestrial segment of the market, where the impact of reduced spending was felt across a widening range of technologies as the first half of the year progressed.  Our submarine optics business, however, continued to grow at a strong double-digit rate.  Revenues for the Optics division were Euro 1,385 million, a 4.3% decline from Euro 1,447 million in the first half of 2008.

There were contrasting demand trends at play in our Wireless networks division, where revenues of Euro 1,886 million in the first half of 2009 were down 11.9% from the year-ago period.  Currency devaluations, economic weakness and the migration to 3G in China had a pronounced impact on carrier spending for legacy technologies in emerging markets, driving a sharp decline in our GSM business.  Spending for third generation technologies was much stronger, particularly in China, but a strong double-digit increase in our WCDMA business and some recovery in CDMA activity were not enough to offset the decline in GSM.  Finally, the momentum in LTE continues to build: in addition to our selection as one of the two vendors for Verizon, we were selected by several other operators for their LTE trials.

Activity in our Wireline networks division was also materially impacted by the legacy-focused cutbacks in service provider spending for new equipment.  Our wireline revenues fell 27.3%, to Euro 817 million in the first half of 2009, driven by pronounced weakness in spending for legacy switching and, to a lesser extent, fixed access technologies.

The carrier segment operating loss was €(290) million in the first half of 2009 compared with segment operating income of €81 million, or 1.5% of revenue in the year-ago period.  The decrease in segment operating income is due to lower volumes and unfavourable shifts in terms of profitability in both product and geographic sales mix.

Applications Software Segment

Revenues in our applications software segment were €515 million in the first half of 2009 compared to €477 million in the first half of 2008, an increase of 8.0% at current exchange rates.  If there had been a constant euro/U.S. dollar exchange rate in the first half of 2009 as compared to the first half of 2008 our applications software revenues would have decreased by about 1% instead of the 8.0% reported increase.

Carrier applications were a key driver of growth in our applications software segment, particularly in the early part of the first half 2009, with strong gains in spending for rich communications solutions (IMS applications and messaging), subscriber data management, Digital Media & Advertising, and the successful integration of the Motive portfolio.  Customer response to the new applications portfolio and to our applications enablement strategy is very encouraging, highlighted by a strong book-to-bill ratio and more than 20 design orders obtained in the first half 2009, mainly in subscriber data management, rich communications and Digital Media & Advertising.  From a geographic standpoint, demand remains very strong in North America and strong in Asia Pacific, but more muted in Europe, the Middle East and Africa.

There was growth in spending for Genesys, the contact center software activity, in the latter part of the first six months 2009, driven by a surge in demand from the banking sector as well as a major contract with a large Western European operator.  This contract highlights the ongoing successful expansion of Genesys from contact centers to customer care, with a particular focus on intelligent workload distribution.

Applications software segment operating loss was €(51) million in the first half of 2009 compared with segment operating loss of €(42) million in the year-ago period.  Profitability in the segment was lower in  the first half of 2009 than in the first half of 2008, reflecting ongoing R&D investments in carrier applications and the fact that ongoing cost reduction initiatives have yet to fully materialize.

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Enterprise Segment

Revenues in our enterprise segment were €503 million in the first half of 2009, a decrease of 16.6% from revenues of €603 million in the same period of 2008, using current exchange rates. If there had been a constant euro/U.S. dollar exchange rate in the first half of 2009 as compared to the first half of 2008 our enterprise segment revenues would have dropped by 19% instead of the 16.6% decrease actually experienced.

Revenues from Enterprise solutions declined in the first half of 2009 as tough economic conditions and constraints in corporate investment sharply impacted the voice telephony market.   Spending for data networking solutions picked up in the latter part of the first half of 2009, offsetting some of the weakness in the voice market.

Revenues from industrial components were the most impacted by global market conditions and declined at a rate well in excess of the 16.6% decline registered by the overall enterprise segment in the first half of 2009, highlighting the highly cyclical nature of the underlying activities.

Demand was weak in all regions but picked up in the Americas later in the period, driven by a large contract in the healthcare market.

Enterprise segment operating loss was €(42) million in the first half of 2009 compared with segment operating income of €35 million or 5.8% of revenue in the year-ago period.  Most of the segment’s operating loss occurred early in the first half 2009.  Profitability was materially improved in the second quarter, reflecting a more favourable product and regional mix, lower marketing expenses after one-time costs incurred in the first quarter and initial impact of the cost containment actions underway.

Services Segment

Revenues in our services business segment were €1,670 million in the first half of 2009, an increase of 13.6% over revenues of €1,470 million in the first half of 2008, using current exchange rates. If there had been a constant euro/U.S. dollar exchange rate in the first half of 2009 as compared to the first half of 2008 our services segment revenues would have increased by 11% instead of the 13.6% increase actually reported.

Managed and Outsourcing solutions grew strongly in the first half of 2009, driven by the implementation of many large contracts signed in 2008. On April 30th, we and Bharti Airtel announced that we have formed a joint venture to manage Airtel’s pan-India broadband and telephone services and help its transition to next-generation networks.  Under this JV, we will design, deploy and manage Airtel’s broadband and telephone network across India.

Revenues in the Networks and System Integration (NS&I) division were flat, as a decline in traditional network roll-out services was offset by the demand for more complex network and software integration services.

Maintenance revenues increased in the first half of 2009, with gains in both multi-vendor maintenance and the maintenance of Alcatel-Lucent products.

Services segment operating income was €23 million or 1.4% of revenue in the first half of 2009 compared with €66 million or 4.5% of revenue in the year-ago period.  Although profitability in the services segment was considerably lower in the first half of 2009 than in the year-ago period, it showed a strong sequential recovery in the second quarter due to much higher margins in maintenance after an abnormally low level in the first quarter, a material improvement in the contribution from NS&I attributable to a better mix of projects completed in the second quarter, and a significant improvement in the profitability of Managed and Outsourcing Solutions.

Liquidity and Capital Resources

Liquidity

Cash and cash equivalents decreased by € 471 million in the first half 2009 to € 3,216 million at June 30, 2009. This decrease was mainly due to cash used by operating activities of € 891 million and to cash used by financing activities of € 876 million, the latter resulting primarily from the reimbursement or repurchase of financial debt, which was partially offset by cash provided by investing activities of € 1,177 million (mainly due to the disposal of the shares of Thales that we owned for € 1,566 million, less expenditures of € 340 million for tangible and intangible fixed assets).

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Net cash provided (used) by operating activities. Net cash used by operating activities before changes in working capital, interest and taxes was € 425 million for the first half 2009 compared  to € 41 million of net cash provided for the first half 2008. To calculate net cash used by operating activities before changes in working capital, interest and taxes, the net gain or loss is adjusted for interest income/expense, income taxes and non-cash items (primarily depreciation, amortization, impairments, income statement movements in provisions that have no cash impact and repurchases or changes in financial debt fair values), net gain or loss on disposal of non-current assets, changes in fair values and share-based payments. The net gain or loss is also adjusted for cash outflows in respect of amounts paid during the period that were already provided for at the beginning of the period (mainly ongoing restructuring programs).

The decrease in net cash provided by operating activities before changes in working capital, interest and taxes between the first half 2008 and the first half 2009 is partially explained by the impact in the first half 2009 of € 621 million of non-cash items (amortization, impairment of assets and items related to financial debt) that were included in the net loss attributable to the owners of the parent at June 30, 2009 of € 388 million, compared to non-cash items of € 1,405 million in the first half 2008 that notably included impairment losses of € 810 million recorded at June 30, 2008 on the CDMA activities. The decrease is also explained by a negative adjustment of € 372 million for the first half 2009 in respect of financial interest, income taxes, gains on disposal of assets and results of discontinued operations (which included € 129 million for discontinued operations corresponding to the additional purchase price to be received by us in the first half 2009 with respect to the disposal in 2007 of our space businesses to Thales, € 270 million of gains on disposal of assets that included € 255 million for the disposal of the shares of Thales that we owned and the cancellation of net tax income partially offset by the cancellation of finance costs) compared to a positive adjustment of € 119 million for the first half 2008 (due mainly to taxes and to finance costs).

Net cash used by operating activities was € 891 million for the first half 2009 compared to net cash used of € 433 million for the first half 2008. These amounts take into account the net cash used by operating working capital, vendor financing and other current assets and liabilities that amounted to € 310 million for the first half 2009 and to € 264 million for the first half 2008. This change is explained by an increase in net cash used of € 270 million in respect of other non-operating assets and liabilities for the first half 2009 compared to net cash used of € 95 million for these same elements for the first half 2008, partially offset by a  decrease in net cash used by operating working capital.

Net cash provided (used) by investing activities. Investing activities provided net cash of € 1,177 million in the first half 2009 compared to net cash used of € 553 million in the first half 2008. The difference is mainly due to the net cash of € 1,566 million provided from the disposal of our investment in Thales and to a decrease of € 161 million in purchases of marketable securities (purchases of € 104 million for the first half 2009 compared to € 265 million for the first half 2008). On the other hand, purchases of tangible and intangible fixed assets were relatively stable between the first half 2009 and first half 2008.

Net cash provided (used) by financing activities. Net cash used by financing activities amounted to € 876 million for the first half 2009 compared to net cash used of € 36 million for the first half 2008. This change was mainly due to repayment of the 4.375% bond maturing February 2009 for an amount of € 777 million and to a lesser degree to the partial repurchase of the Lucent 7.75% convertible bond for U.S.$ 28 million (approximately € 21 million).

Disposed of or discontinued operations. Disposed of or discontinued operations provided net cash of € 118 million for the first half 2009 (actual cash received due to the adjustment in our favour of the purchase price of the space businesses we sold to Thales in 2007) compared to no cash for the first half 2008.

Capital Resources

Resources and cash flow outlook. Our capital resources may be derived from a variety of sources, including the generation of positive cash flow from on-going operations, the issuance of debt and equity in various forms, and banking facilities, including the revolving credit facility of € 1.4 billion maturing in April 2012 (with an extension until April 5, 2013 for an amount of € 837 million) and on which we have not yet drawn (see “Syndicated facility” Note 17-d of the unaudited condensed interim consolidated financial statements). Our ability to draw upon these resources at any time is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, lenders’ and investors’ perception of our credit quality, our ability to meet the financial covenant for our revolving facility and debt and equity market conditions generally.

Our short-term cash requirements are primarily related to funding our operations, including our restructuring program, capital expenditures and short-term debt repayments. We believe that our cash, cash equivalents and marketable securities, including short-term investments, aggregating € 4,241 million as of June 30, 2009, are sufficient to fund our cash requirements for the next 12 months. Approximately € 622 million of our cash, cash equivalents and marketable securities are held in countries, primarily China, which are subject to exchange control restrictions. These restrictions may limit the use of such funds by our subsidiaries outside of the local jurisdiction. Repatriation efforts are underway to reduce that amount. We do not expect that such restrictions will have an impact on our ability to meet our cash obligations.

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In July 2009, we announced new restructuring plans in various European countries that are still being negotiated. These plans could have a material cost impact that, at present, cannot be reliably estimated. This impact will be in addition to cash outlays in respect of previously-announced restructuring plans which we had estimated will be of the same order of magnitude in 2009 as in 2008, that is, approximately € 570 million.

On the other hand, compared to the € 901 million spent in 2008, including capitalization of development expenditures, we expect to materially reduce our capital expenditures in 2009, that is, to make capital expenditures in the second half of 2009 of approximately the same amount or slightly more than what we spent in the first half of the year (€340 million for the first half 2009).We repaid a total of € 777 million in respect of our 4.375% bond that matured in February 2009. Also in February 2009, Alcatel-Lucent repurchased at a substantial discount a part of its 7.75% bond maturing in March 2017 for U.S. $ 99 million. Later in 2009, depending upon market and other conditions, we may continue our bond repurchase program in order to redeem certain of our outstanding bonds.

Based on our current view of our business and capital resources and the overall market environment, we believe we have sufficient resources to fund our operations. If, however, the business environment were to materially worsen, the credit markets were to limit our access to bid and performance bonds, or our customers were to dramatically pull back on their spending plans, our liquidity situation could deteriorate. If we are unable to generate sufficient cash from operations to meet cash requirements in excess of our current expectations, we might be required to obtain the additional cash either through additional operating improvements or from external sources, such as increases in share capital, assets sales or financing from third parties, the availability of which is dependent upon a variety of factors, as noted above.

Credit ratings. As of September 3, 2009, our credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B1	Not Prime	Negative	February 18, 2009	April 3, 2008
Standard & Poor’s	B+	B	Negative	March 3, 2009	March 3, 2009

At September 3, 2009, Lucent’s credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Corporate Family Rating withdrawn (1)	n.a	n.a	December 11, 2006	n.a
Standard & Poor’s	B+	withdrawn	Negative	March 3, 2009	March 3, 2009

(1) Except for preferred notes and bonds that continue to be rated (last update February 18, 2009).

Moody's: on February 18, 2009, Moody’s lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating for senior debt of the Group, from Ba3 to B1. The trust preferred notes of Lucent Technologies Capital Trust were downgraded from B2 to B3. The Not-Prime rating for the short-term debt was confirmed. The negative outlook of the ratings was maintained.

On April 3, 2008, Moody’s had affirmed the Alcatel-Lucent Corporate Family Rating as well as that of the debt instruments originally issued by historical Alcatel and Lucent. The outlook was changed from stable to negative.

On November 7, 2007, Moody’s lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating of the senior debt of the Group, from Ba2 to Ba3. The Not-Prime rating was confirmed for the short-term debt. The stable outlook was maintained. The trust preferred notes of Lucent Technologies Capital Trust were downgraded from B1 to B2.

The rating grid of Moody’s ranges from AAA to C, which is the lowest rated class. Our B1 rating is in the B category, which also includes B2 and B3 ratings. Moody’s gives the following definition of its B1 category: “obligations rated B are considered speculative and are subject to high credit risk.”

Standard & Poor's: on March 3, 2009, Standard & Poor’s lowered to B+ from BB- its long-term corporate credit ratings and senior unsecured ratings on Alcatel-Lucent and on Lucent. The ratings on the trust preferred notes of Lucent Technologies Capital Trust were lowered to CCC+. The B short-term rating on Alcatel-Lucent was affirmed. The B 1 rating on Lucent was withdrawn. The outlook is negative.

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On December 12, 2008, Standard & Poor’s placed on Credit Watch with negative implications the long-term corporate credit ratings of Alcatel-Lucent and Lucent, as well as all issue ratings on both companies. At the same time, the long-term credit ratings were affirmed.

On July 31, 2008, Standard & Poor’s revised to negative from stable its outlook on Alcatel-Lucent and Lucent long-term corporate credit ratings. At the same time the long and short-term debt ratings of Alcatel-Lucent and of Lucent were affirmed.

On March 19, 2008, the Lucent senior unsecured debt that had not been raised to BB- in June 2007 was so raised. The trust preferred notes of Lucent Technologies Capital Trust were rated B-.

On September 13, 2007, Standard & Poor’s reset the outlook of the long-term corporate credit rating of Alcatel-Lucent and of Lucent. Both outlooks were revised from Positive to Stable. At the same time, Alcatel-Lucent’s BB- long term corporate rating, which had been set on December 5, 2006, was affirmed. The Alcatel-Lucent B short-term corporate credit rating and the Lucent B-1 short-term credit rating, both of which had been affirmed on December 5, 2006, were also confirmed.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our B+ rating is in the B category, which also includes B+ and B- ratings. Standard & Poor’s gives the following definition to the B category: “An obligation rated “B” is more vulnerable to non-payment than obligations rated “BB” but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic condition likely will impair the obligator’s capacity or willingness to meet its financial commitment on the obligation.”

We can provide no assurances that our credit ratings will not be lowered in the future by Standard & Poor’s, Moody’s or similar rating agencies. In addition, a security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated separately of any other rating. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in higher financing costs and in reduced or no access to the capital markets.

Alcatel-Lucent’s short-term debt rating allows a limited access to the French commercial paper market for short periods of time.

Total Financial debt. At June 30, 2009, our total financial debt, gross was €4,286 million compared to €5,095 million at December 31, 2008.

Short-term Debt.  At June 30, 2009, we had €698 million of short-term financial debt outstanding, which included €532 million related to the principal amount of our Lucent 2.875 % Series A bonds that mature in June 2023 with a put option exercisable as of June 15, 2010, with the remainder representing bank loans and lines of credit and other financial debt and accrued interest payable.

Long-term Debt.  At June 30, 2009 we had €3,588 million of long-term financial debt outstanding.

Rating Clauses Affecting our Debt. Alcatel-Lucent’s and Lucent’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

Syndicated Facility.  On April 5, 2007, Alcatel-Lucent obtained a € 1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). This facility replaced the undrawn € 1 billion syndicated facility, which was to mature in June 2009. On March 21, 2008, € 837 million of availability under the facility was extended until April 5, 2013.

The availability of this syndicated credit facility of €1.4 billion is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt. Since the € 1.4 billion facility was established, we have complied every quarter with the financial covenant that is included in the facility. The new facility was undrawn at the date of approval by Alcatel-Lucent’s Board of Directors of the financial statements for the six months ended June 30, 2009.

Contractual obligations and off-balance sheet contingent commitments

Contractual obligations.  We have certain contractual obligations that extend beyond 2009. Among these obligations we have long-term debt and interest thereon, capital leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at June 30, 2009 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, capital lease obligations and the equity component of our convertible bonds are fully reflected in our unaudited condensed interim consolidated balance sheet included in this document.

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(In millions of euros)
Contractual payment obligations	Payment deadlines				Total
	Less than one year	2010-2011	2012-2013	2014 and after
Financial debt (excluding finance leases) (1)	698	1,057	398	2,133	4,286
Finance lease obligations	-	-	-	-	-
Equity component of convertible bonds	20	43	264	93	420
Subtotal – included in the statement of financial position	718	1,100	662	2,226	4,706
Finance costs on financial debt (1)	94	304	239	910	1,547
Operating leases	225	435	268	317	1,245
Commitments to purchase fixed assets	44	-	-	-	44
Other unconditional purchase obligations (2)	173	14	-	-	187
Subtotal – not included in the statement of financial position	536	753	507	1,227	3,023
Total – Contractual cash obligations (3)	1,254	1,853	1,169	3,453	7,729

(1) To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in Note 15 of the unaudited condensed interim consolidated financial statements. If all outstanding debentures were not redeemed at their respective put dates, we would incur an additional finance cost of approximately € 408 million until redemption at their respective contractual maturities (of which € 24 million in 2010-2011 and the remaining part in 2012 or later).

(2) Other firm commitments result mainly from purchase obligations related to multi-year equipment supply contracts linked to the sale of businesses to third parties.

(3) Obligations related to pensions, post-retirement health and welfare benefits and postemployment benefit obligations are excluded from the table. Refer to Note 18 to our unaudited condensed interim consolidated financial statements.

Off-balance sheet commitments and contingencies.  On June 30, 2009, our off-balance sheet commitments and contingencies amounted to €2,267 million, consisting primarily of €1,069 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated balance sheet under the line items “Provisions” or “Amounts due to/from our customers on construction contracts,” or in inventory reserves. Not included in the €2,267 million is approximately € 429 million in customer financing, as described below.

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

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Off-balance sheet contingent commitments given in the normal course of business are as follows:

(In millions of euros)
Off-balance sheet contingent commitments	June 30, 2009	June 30, 2008
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries (1)	1,069	1,237
Discounted notes receivables with recourse (2)	1	2
Other contingent commitments (3)	645	767
Commitments of discontinued activities (4)	-	50
Sub-total - Contingent commitments (5)	1,715	2,056
Secured borrowings (6)	21	24
Cash pooling guarantee (7)	531	478
Total – Off-balance sheet commitments, guarantee in cash pooling & secured borrowings (5)	2,267	2,558

(1) This amount is not reduced by any amounts that may be recovered under recourse or similar provisions, guarantees received, or insurance proceeds, as explained more fully below. Of this amount, €191 million as of June 30, 2009 and €200 million as of June 30, 2008 represent undertakings we provided on contracts of non-consolidated companies.

(2) This contingent liability relates to our obligation pursuant to the applicable law of certain jurisdictions to repurchase discounted notes receivable in certain circumstances, such as if there is a payment default.

(3) Included in the €645 million are: €111 million of guarantees provided to tax authorities in connection with tax assessments contested by us, €150 million primarily related to secondary lease obligations resulting from leases that were assigned to businesses Lucent spun-off or disposed of and €384 million of various guarantees given by certain subsidiaries in the Group. Included in the €767 million are: €121 million of guarantees provided to tax authorities in connection with tax assessments contested by us, €90 million of commitments related to leasing or sale and leaseback transactions, €103 million primarily related to secondary lease obligations resulting from leases that were assigned to businesses Lucent spun-off or disposed of and €453 million of various guarantees given by certain subsidiaries in the Group.

(4) Commitments related to businesses sold or contributed to Thales in 2007. Commitments that were still in the process of being transferred to Thales as of June 30, 2008, are counter-guaranteed by Thales (Thales agreed to indemnify Alcatel-Lucent for and against any payment that any Alcatel-Lucent entity is required to make pursuant to any obligation under any guarantees related to the businesses sold or contributed to Thales).

(5) Excluding our commitment to provide further customer financing, as described below.

(6) The amounts in this item represent borrowings and advance payments received which are secured through security interests or similar liens granted by us. The borrowings are reflected in the Contractual Payment Obligations table above in the line item “Financial debt (excluding finance leases).”

(7) This guarantee covers any intraday debit position that could result from the daily transfers between our central treasury account and our subsidiaries’ accounts.

The amounts of guarantees given on contracts reflected in the preceding table represent the maximum potential amounts of future payments (undiscounted) we could be required to make under current guarantees granted by us. These amounts do not reflect any amounts that may be recovered under recourse, collateralization provisions in the guarantees or guarantees given by customers for our benefit. In addition, most of the parent company guarantees and performance bonds given to our customers are insured; therefore, the estimated exposure related to the guarantees set forth in the preceding table may be reduced by insurance proceeds that we may receive in case of a claim.

Commitments related to product warranties and pension and post-retirement benefits are not included in the preceding table. These commitments are fully reflected in our unaudited condensed interim consolidated financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries” as long as the legal release of the guarantee has not been obtained.

Guarantees given on third-party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was €2 million as of June 30, 2009 and also as of June 30, 2008.

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In connection with our consent solicitation to amend the indenture pursuant to which Lucent’s 2 ¾ Series A Convertible Senior Debentures due 2023 and 2 ¾ Series B Convertible Senior Debentures due 2025 were issued, on December 29, 2006 we issued a full and unconditional guaranty of these debentures. The guaranty is unsecured and is subordinated to the prior payment in full of our senior debt and is pari passu with our other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Customer Financing.  Based on standard industry practice, we extend financing to certain of our customers by granting extended payment terms, making direct loans, or providing guarantees to third-party financing sources. More generally, as part of our business, we routinely enter into long-term contracts, which can involve our customers paying significant amounts over long periods of time.

As of June 30, 2009, net of reserves, we had an exposure of € 320 million under drawn customer financing arrangements, representing approximately € 316 million of deferred payments and loans, and € 4 million of guarantees. In addition, as of this date, we had further commitments to provide customer financing for approximately € 77 million. It is possible that these further commitments will expire without our having to actually provide the committed financing.

Outstanding customer financing and undrawn commitments are monitored by assessing, among other things, each customer’s short-term and long-term liquidity positions, the customer’s current operating performance versus plan, the execution challenges faced by the customer, changes in the competitive landscape, and the customer’s management experience and depth. When we detect potential problems, we take mitigating actions, which may include the cancellation of undrawn commitments. Although by taking such actions we may be able to limit the total amount of our exposure, we still may suffer losses to the extent of the drawn and guaranteed amounts.

Lucent’s Separation Agreements. Lucent is party to various agreements that were entered into in connection with the separation of Lucent and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Lucent and the former affiliates have agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. We are not aware of any material liabilities to Lucent’s former affiliates as a result of the separation agreements that are not otherwise reflected in our unaudited condensed interim consolidated financial statements included elsewhere in this document. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Lucent.

Lucent’s Other Commitments – Contract Manufacturers. Lucent outsources most of its manufacturing operation to electronic manufacturing service (EMS) providers. Until 2008, two EMS providers, Celestica and Solectron (acquired by Flextronics in October 2007), had exclusive arrangements with Lucent to supply most of Lucent-designed wireless and wireline products. Although no longer exclusive suppliers, Celestica continues to manufacture most of Lucent’s existing wireless products and Solectron continues to consolidate the outsourced manufacturing of Lucent’s portfolio of wireline products. Lucent generally does not have minimum purchase obligations in its contract-manufacturing relationships with EMS providers and therefore the contractual payment obligations schedule, presented above under the heading “Contractual Obligations”, does not include any commitments related to contract manufacturers.

Lucent’s Guarantees and Indemnification Agreements. Lucent divested certain businesses and assets through sales to third-party purchasers and spin-offs to the other common shareowners of the businesses spun-off. In connection with these transactions, certain direct or indirect indemnifications were provided to the buyers or other third parties doing business with the divested entities. These indemnifications include secondary liability for certain leases of real property and equipment assigned to the divested entity and specific indemnifications for certain legal and environmental contingencies, as well as vendor supply commitments. The durations of such indemnifications vary but are standard for transactions of this nature.

Lucent remains secondarily liable for approximately U.S. $ 72 million of lease obligations as of June 30, 2009 (U.S. $ 119 million of lease obligations as of June 30, 2008), that were assigned to Avaya, LSI Corporation (formerly Agere) and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to 10 years. The primary obligor under assigned leases may terminate or restructure the lease obligation before its original maturity and thereby relieve Lucent of its secondary liability. Lucent generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

Lucent is party to a tax-sharing agreement to indemnify AT&T and is liable for tax adjustments that are attributable to its lines of business, as well as a portion of certain other shared tax adjustments during the years prior to its separation from AT&T. Lucent has similar agreements with Avaya and LSI Corporation. Certain proposed or assessed tax adjustments are subject to these tax-sharing agreements. We do not expect that the outcome of these other matters will have a material adverse effect on our consolidated results of operations, consolidated financial position or near-term liquidity.

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Lucent guaranty of Alcatel-Lucent public bonds. On March 27, 2007, Lucent issued full and unconditional guaranties of our 6.375% notes due 2014 (the principal amount of which was € 462 million on June 30, 2009) and our 4.750% Convertible and/or Exchangeable Bonds due 2011 (the principal amount of which was € 1,022 million on June 30, 2009). Each guaranty is unsecured and is subordinated to the prior payment in full of Lucent’s senior debt and is pari passu with Lucent’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Customer Credit Approval Process and Risks.  We engage in a thorough credit approval process prior to providing financing to our customers or guarantees to financial institutions, which provide financing to our customers. Any significant undertakings have to be approved by a central Trade and Project Finance group and by a central Risk Assessment Committee, each independent from our commercial departments. We continually monitor and manage the credit we have extended to our customers, and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing.

Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit risks, if economic conditions and the telecommunications industry in particular were to deteriorate, leading to the financial failure of our customers, we may realize losses on credit we extended and loans we made to our customers, on guarantees provided for our customers and losses relating to our commercial risk exposure under long-term contracts, as well as the loss of our customer's ongoing business.   In such a context, should customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

Capital Expenditures. We expect to materially reduce capital expenditures in 2009 compared to the € 901 million, including capitalization of development expenditures, that was spent in 2008 (of which € 399 million during the first half 2008 and € 502 million during the second half 2008). We expect to make capital expenditures in the second half of 2009 of approximately the same amount or slightly more than what we spent in the first half of the year (€340 million for the first half 2009). We believe that our current cash and cash equivalents, cash flows and funding arrangements provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program, as planned. We base our judgment on current and future economic and market conditions. If these conditions were to deteriorate, we could be required to engage in additional restructuring efforts beyond those announced in July 2009, and to seek additional sources of capital, which may be difficult depending on market conditions and our ability to access credit markets

Qualitative and Quantitative Disclosures About Market Risk

Financial instruments

Although, at June 30, 2009, our exposure to financial market risks was not materially different from our exposure at the end of last year, as described in our 2008 Form 20-F, outstanding amounts may vary significantly according to underlying exposures and fair value of derivative instruments changes depending on market conditions.

The only significant change is in the break-down of our gross financial debt between fixed rate debt and floating rate debt. As a result of our hedging transactions, the fixed rate debt part of our gross financial debt represents approximately 90 % of our total gross debt as of June 30, 2009 compared to 56% as of December 31, 2008.

As noted in our 2008 – Form 20-F, we are exposed to credit risk on marketable securities, cash and cash equivalents and derivative instruments in the event of counterparty default. We closely monitor this credit risk daily remaining within strict limits based on the counterparties’ credit ratings. As of today, we have not suffered any significant loss due to a counterparty default.

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Research and Development

Cost. During the first half 2009, our research and development costs amounted to € 1,345 million, including the impact of the capitalization of development costs, the capital gain (loss) on disposal of fixed assets and the impact of the purchase price allocation entries for the business combination with Lucent, as disclosed in Note 4-b of the unaudited condensed interim consolidated financial statements included elsewhere in this document, which represented 17.9 % of revenues of the period, compared to costs of € 1,410 million in the first half of 2008, which represented 17.7 % of the revenues for that period. Excluding the impact of the capitalization of development costs and capital gain (loss) on disposal of fixed assets and the impact of the purchase price allocation entries of the business combination with Lucent, research and development costs amounted to € 1,267 million for the first half 2009 compared with €1,285 million for the first half 2008.

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ALCATEL-LUCENT

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AT JUNE 30, 2009

Unaudited interim consolidated income statements for the six months ended June 30, 2009 and 2008

2

Unaudited interim consolidated statements of comprehensive income for the six months ended June 30, 2009 and 2008

3

Unaudited interim consolidated statements of financial position at June 30, 2009 and at December 31, 2008

4

Unaudited interim consolidated statements of cash flows for the six months ended
June 30, 2009 and 2008

5

Unaudited consolidated statements of changes in equity for the six months ended
June 30, 2009 and 2008 and for the year ended December 31, 2008

6

Condensed notes to unaudited interim consolidated financial statements:

- Summary of accounting policies

8

- Principal uncertainties regarding the use of estimates

20

- Changes in consolidated companies

27

- Information by operating segment

28

- Information by geographical segment

29

- Other

30

F1

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENTS

(In millions except per share information)
		Six months ended June 30,
	Note	2009 (a)	2009	2008
Revenues	4	$ 10,519	€ 7,503	€ 7,965
Cost of sales (1)		(7,118)	(5,077)	(5,136)
Gross profit		3,401	2,426	2,829
Administrative and selling expenses (1)		(2,154)	(1,537)	(1,546)
Research and development expenses before capitalization of development expenses		(1,887)	(1,346)	(1,467)
Impact of capitalization of development expenses		1	1	57
Research and development costs (1)		(1,886)	(1,345)	(1,410)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	4	(639)	(456)	(127)
Restructuring costs	16	(282)	(201)	(387)
Impairment of assets	10	-	-	(810)
Gain/(loss) on disposal of consolidated entities		-	-	(1)
Post-retirement benefit plan amendments	16,18, 21	(1)	(1)	(18)
Income (loss) from operating activities		(922)	(658)	(1,343)
Interest related to gross financial debt		(222)	(158)	(191)
Interest related to cash and cash equivalents		53	38	93
Finance costs	6	(169)	(120)	(98)
Other financial income (loss)	6	199	142	193
Share in net income (losses) of equity affiliates		(8)	(6)	56
Income (loss) before income tax and discontinued operations		(900)	(642)	(1,192)
Income tax (expense) benefit	8	130	93	(69)
Income (loss) from continuing operations		(770)	(549)	(1,261)
Income (loss) from discontinued operations	7	181	129	-
NET INCOME (LOSS)		(589)	(420)	(1,261)
Attributable to:
- Equity owners of the parent		(544)	(388)	(1,283)
- Non-controlling interests		(45)	(32)	22
Net income (loss) attributable to the equity owners of the parent per share (in euros / U.S.dollars)
- Basic earnings per share	9	(0.24)	(0.17)	(0.57)
- Diluted earnings per share	9	(0.24)	(0.17)	(0.57)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros / U.S.dollars)
- Basic earnings per share		(0.32)	(0.23)	(0.57)
- Diluted earnings per share		(0.32)	(0.23)	(0.57)
Net income (loss) of discontinued operations per share (in euros / U.S.dollars)
- Basic earnings per share		0.08	0.06	0.00
- Diluted earnings per share		0.08	0.06	0.00

(a) Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.4020 on June 30, 2009.

(1) Classification of share-based payments between cost of sales, administrative and selling expenses and research and development costs is provided in note 5.

F2

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)
	Six months ended June 30,
	2009 (a)	2009	2008
Net income (loss) for the period	$ (589)	€ (420)	€ (1,261)
Financial assets available for sale:	$ 32	€ 23	€ (14)
Valuation gains/(losses) taken to equity	32	23	(13)
Transferred to profit or loss on sale	-	-	(1)
Cumulative translation adjustments	122	87	(487)
Cash flow hedging	(7)	(5)	4
Amount taken to equity	(10)	(7)	(19)
Recycling in income (loss)	3	2	23
Actuarial gains (losses) and adjustments arising from asset ceiling limitation	(502)	(358)	(312)
Tax on items recognized directly in equity	(8)	(6)	133
Other adjustments	(77)	(54)	108
Total other comprehensive income (loss)	(440)	(314)	(568)
Of which transferred to profit and loss	3	2	22
Total comprehensive income (loss) for the period	(1,029)	(734)	(1,829)
Attributable to:
- Equity owners of the parent	(988)	(705)	(1,844)
- Non-controlling interests	(41)	(29)	15

(a) Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.4020 on June 30, 2009.

F3

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			(In millions)
ASSETS	Notes	June 30, 2009 (a)	June 30, 2009	December 31, 2008
Non-current assets:
Goodwill	10	$ 5,891	€ 4,202	€ 4,215
Intangible assets, net		3,344	2,385	2,567
Goodwill and intangible assets, net		9,235	6,587	6,782
Property, plant and equipment, net		1,817	1,296	1,351
Share in net assets of equity affiliates	14	136	97	113
Other non-current financial assets, net	11	634	452	696
Deferred tax assets		1,201	857	852
Prepaid pension costs	18	3,484	2,485	2,298
Marketable securities, net	17	-	-	-
Other non-current assets	12	704	502	650
Total non-current assets		17,211	12,276	12,742
Current assets:
Inventories and work in progress, net	13	3,082	2,198	2,196
Amounts due from customers on construction contracts	13	700	499	495
Trade receivables and other receivables, net	13	4,800	3,424	4,330
Advances and progress payments	13	148	106	99
Other current assets, net	12	1,968	1,404	1,395
Current income taxes		215	153	113
Marketable securities, net	11, 17	1,437	1,025	906
Cash and cash equivalents	17	4,509	3,216	3,687
Current assets before assets held for sale		16,859	12,025	13,221
Assets held for sale and assets included in disposal groups held for sale	7	77	55	1,348
Total current assets		16,936	12,080	14,569
TOTAL ASSETS		34,147	24,356	27,311

			(In millions)
EQUITY AND LIABILITIES	Notes	June 30, 2009 (a)	June 30, 2009	December 31, 2008
Equity:

Capital stock (€ 2 nominal value: 2,318,043,149 ordinary shares issued at June 30, 2009, 2,317,465,163 ordinary shares issued at June 30, 2008, and 2,318,041,761 ordinary shares issued at December 31, 2008)

		$ 6,500	€ 4,636	€ 4,636
Additional paid-in capital		23,361	16,663	16,631
Less treasury stock at cost		(2,196)	(1,566)	(1,566)
Retained earnings, fair value and other reserves		(20,271)	(14,459)	(8,823)
Cumulative translation adjustments		(1,311)	(935)	(1,030)
Net income (loss) - Attributable to the owners of the parent		(544)	(388)	(5,215)
Equity attributable to equity owners of the parent		5,539	3,951	4,633
Non-controlling interests		780	556	591
Total equity	15	6,319	4,507	5,224
Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	18	7,390	5,271	4,807
Bonds and notes issued, long term	15, 17	4,942	3,525	3,931
Other long-term debt	17	88	63	67
Deferred tax liabilities		1,472	1,050	1,152
Other non-current liabilities	12	557	397	443
Total non-current liabilities		14,449	10,306	10,400
Current liabilities:
Provisions	16	2,779	1,982	2,424
Current portion of long-term debt	17	979	698	1,097
Customers' deposits and advances	13	831	593	929
Amounts due to customers on construction contracts	13	261	186	188
Trade payables and other payables	13	5,632	4,017	4,571
Current income tax liabilities		112	80	185
Other current liabilities	12	2,785	1,987	2,293
Total current liabilities		13,379	9,543	11,687
TOTAL EQUITY AND LIABILITIES		34,147	24,356	27,311

(a) Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.4020 on June 30, 2009.

F4

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

			(In millions)
		Six months ended June 30,
Note		2009 (a)	2009		2008
Cash flows from operating activities
Net income (loss)- attributable to the equity owners of the parent		$ (544)	€ (388)		€ (1,283)
Minority interests		(45)	(32)		22
Adjustments	19	(7)	(5)		1,302
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	19	(596)	(425)		41
Net change in current assets and liabilities (excluding financing):
- Inventories and work in progress	13	(129)	(92)		(251)
- Trade receivables and related accounts	13	730	521		295
- Advances and progress payments	13	(9)	(6)		(21)
- Trade payables and related accounts	13	(747)	(533)		(292)
- Customers’ deposits and advances	13	98	70		100
- Other current assets and liabilities		(377)	(270)		(95)
Cash provided (used) by operating activities before interest and taxes		(1,030)	(735)		(223)
- Interest received		55	39		85
- Interest (paid)		(215)	(153)		(209)
- Taxes (paid)/received		(59)	(42)		(86)
Net cash provided (used) by operating activities		(1,249)	(891)		(433)
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets		17	12		91
Capital expenditures		(477)	(340)		(399)
Of which impact of capitalization of development costs		(195)	(139)		(206)
Decrease (increase) in loans and other non-current financial assets		24	17		24
Cash expenditures for acquisition of consolidated and non-consolidated companies		11	8		(16)
Cash and cash equivalents from consolidated companies acquired		-	-		-
Cash proceeds from sale of previously consolidated and non-consolidated companies		2,221	1,584		12
Cash expenditures for acquisition of marketable securities		(146)	(104)		(265)
Net cash provided (used) by investing activities		1,650	1,177		(553)
Cash flows from financing activities:
Issuance/(repayment) of short-term debt		(39)	(28)		(29)
Issuance of long-term debt		-	-		-
Repayment/repurchase of long-term debt	17	(1,180)	(842)		-
Proceeds from issuance of shares		-	-		-
Proceeds from disposal/(acquisition) of treasury stock		-	-		-
Dividends paid		(9)	(6)		(7)
Net cash provided (used) by financing activities		(1,228)	(876)		(36)
Cash provided (used) by operating activities of discontinued operations	7	-	-		-
Cash provided (used) by investing activities of discontinued operations	7	165	118		-
Cash provided (used) by financing activities of discontinued operations	7	-	-		-
Net effect of exchange rate changes		1	1		(96)
Net increase (decrease) in cash and cash equivalents		(660)	(471)		(1,118)
Cash and cash equivalents at beginning of period		5,169	3,687		4,377
Cash and cash equivalents at end of period		4,509	3,216	(1)	3,259	(1)
Cash and cash equivalents at beginning of period classified as assets held for sale		-	-		-
Cash and cash equivalents at end of period classified as assets held for sale		-	-		-

(a) Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.4020 on June 30, 2009.

(1) Includes € 622 million of cash and cash equivalents held in countries subject to exchange control restrictions as of June 30, 2009 (€ 521 million as of June 30, 2008). Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries and the parent.

F5

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

							(In millions of euros and number of shares)
	Number of shares	Capital stock	Addi-tional paid-in capital	Retained earnings	Fair value and other reserves	Treasury stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the owners of the parent	Non-controlling interests	TOTAL
Balance at December 31, 2007 after appropriation	2,259,050,733	4,635	16,543	(7,736)	397	(1,567)	(1,085)	-	11,187	515	11,702
Changes in equity for the six month period ended June 30, 2008:
Total comprehensive income (loss) for the six month period ended June 30, 2008 (1)				55	(137)		(479)	(1,283)	(1,844)	15	(1,829)
Capital increases	23,743
Share-based payments			47						47		47
Treasury stock	46,209								-		-
Dividends									-	(19)	(19)
Other adjustments				2					2	1	3
Balance at June 30, 2008	2,259,120,685	4,635	16,590	(7,679)	260	(1,567)	(1,564)	(1,283)	9,392	512	9,904
Changes in equity for the last six months of 2008:
Total comprehensive income (loss) for the last six months of 2008				31	(1,424)	-	534	(3,932)	(4,791)	76	(4,715)
Capital increases	576,598	1							1		1
Share-based payments			38						38		38
Treasury stock	(41,512)			(3)		1			(2)		(2)
Other adjustments				(5)					(5)	3	(2)
Balance at December 31, 2008 before appropriation	2,259,655,771	4,636	16,631	(7,659)	(1,164)	(1,566)	(1,030)	(5,215)	4,633	591	5,224
Appropriation of net income (loss)				(5,215)				5,215	-		-
Balance at December 31, 2008 after appropriation	2,259,655,771	4,636	16,631	(12,874)	(1,164)	(1,566)	(1,030)	-	4,633	591	5,224
Changes in equity for the six month period ended June 30, 2009:
Total comprehensive income (loss) for the six month period ended June 30, 2009 (1)				(54)	(358)	-	95	(388)	(705)	(29)	(734)
Capital increases	1,388		-						-		-
Share-based payments			32						32		32
Treasury stock	37,561			1					1		1
Dividends									-	(5)	(5)
Other adjustments				(10)					(10)	(1)	(11)
Balance at June 30, 2009	2,259,694,720	4,636	16,663	(12,937)	(1,522)	(1,566)	(935)	(388)	3,951	556	4,507

(1) See consolidated statements of comprehensive income.

F6

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Alcatel-Lucent (formerly called Alcatel) is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. Alcatel changed its name to Alcatel-Lucent on completion of its business combination with Lucent Technologies Inc. in 2006, Alcatel-Lucent was incorporated on June 18, 1898 and will be dissolved on June 30, 2086, unless its existence is extended or shortened by shareholder vote. Alcatel-Lucent’s headquarters are situated at 54, rue la Boétie, 75008 Paris, France. Alcatel-Lucent is listed principally on the Paris and New York stock exchanges.

The unaudited condensed interim consolidated financial statements reflect the results and financial position of Alcatel-Lucent and its subsidiaries (the “Group”) as well as its investments in associates (“equity affiliates”) and joint ventures. They are presented in Euros rounded to the nearest million.

The Group develops and integrates technologies, applications and services to offer innovative global communications solutions.

On July 29, 2009, the Board of Directors authorized the issuance of these condensed interim consolidated financial statements at June 30, 2009.

Note 1 Summary of accounting policies

Due to the listing of Alcatel-Lucent’s securities on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the condensed interim consolidated financial statements of the Group are prepared in accordance with IFRSs (International Financial Reporting Standards), as adopted by the European Union, as of the date when our Board of Directors authorized these condensed interim consolidated financial statements for issuance.

IFRSs can be found at: www.ec.europa.eu/internal_market/accounting/ias_en.htm#adopted-commission

IFRSs include the standards approved by the International Accounting Standards Board (“IASB”), that is, IFRSs, the International Accounting Standards (“IASs”) and the accounting interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”).

The condensed interim consolidated financial statements at June 30, 2009 are prepared in compliance with IAS 34 “Interim Financial Reporting”. The accounting policies and measurement principles adopted for the condensed interim consolidated financial statements at June 30, 2009 are the same as those used in the consolidated financial statements at December 31, 2008, except the changes disclosed hereafter.

At June 30, 2009, the IFRSs adopted by the European Union were the same as International Financial Reporting Standards (including IASs and interpretations) published by the IASB, with the exception of IAS 39, which was only partially adopted, but which has no impact on Alcatel-Lucent’s financial statements. As a result, the Group’s unaudited condensed interim consolidated financial statements comply with International Financial Reporting Standards as published by the IASB.

New financial reporting standards and interpretations that the Group applies but which are not yet mandatory

As of June 30, 2009, Alcatel-Lucent had not applied any new International Financial Reporting Standards and Interpretations that the European Union has published and adopted but which were not yet mandatory.

New financial reporting standards or amendments applied as of January 1, 2009

The IASB published amendments to IAS 1 “Presentation of Financial Statements: A Revised Presentation” during 2007, which were endorsed by the European Union and became effective as of January 1, 2009.

The main changes from the previous version of IAS 1 are as follows:

-

the titles “balance sheet” and “cash flow statement” are now denominated “statement of financial position” and “statement of cash flows”;

-

all changes arising from transactions with owners in their capacity as owners be presented separately from non-owner changes in equity;

-

income and expenses be presented in one statement (statement of comprehensive income) or two statements (a separate income statement and a statement of comprehensive income);

-

the total comprehensive income be presented in the financial statements.

F7

New financial reporting standards, amendments and interpretations published and applied by the Group as of June 30, 2009

The IASB published the following standards and interpretations before June 30, 2009, which were endorsed by the European Union and are required to be applied as of June 30, 2009:

•

amendment to IFRS 2 “Share-based Payment - Vesting Conditions and Cancellations”;

•

amendments to IAS 32 “Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements” - Puttable Financial Instruments and Obligations arising on Liquidation”;

•

improvements to IFRSs issued by the IASB in May 2008 (except the improvements related to IFRS 5- “Non-current Assets Held For Sale and Discontinued Operations”, improvement applicable as of July 1st, 2009);

•

amendments to IFRS 1 "First-time Adoption of IFRSs" and IAS 27 "Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate”;

•

amendment to  IFRIC 9 and IAS 39 “Financial Instruments: Recognition and Measurement – Embedded Derivatives”;

•

IFRIC 11 “Group and Treasury Share Transactions”; and

•

IFRIC 16 “Hedges of a Net Investment in a Foreign Operation".

None of these new improvements to standards, amendments or interpretations had a material impact on the Group’s unaudited condensed interim consolidated financial statements for the six-month period ended June 30, 2009.

New financial reporting standards, amendments and interpretations published and mandatory but not yet endorsed by the European Union

The IASB published the following interpretations prior to June 30, 2009, which have not yet been endorsed by the European Union, but which are effective for other than European-listed companies for annual periods beginning on or after January 1st, 2009:

•

amendment to IFRS 7 “Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments”;

•

amendment to IFRIC 9, IAS 39 “Embedded derivatives”;

•

amendment to IAS 39.80 “Financial Instruments: Recognition and Measurement” included in Improvements to IFRS issued by the IASB in May 2008; and

•

IFRIC 15 "Agreements for the Construction of Real Estate ".

None of these amendments or interpretations would have had a material impact on the Group’s unaudited condensed interim consolidated financial statements, if they had been applied.

New financial reporting standards, amendments and interpretations published but not yet mandatory and not yet applied by the Group

The IASB published the following standards, amendments and interpretations prior to June 30, 2009, which were endorsed by the European Union, but which are not yet effective and for which the Group did not elect earlier application:

•

a revised IFRS 3 “Business Combinations” and an amended IAS 27 “Consolidated and Separate Financial Statements”. We intend  to apply these revised and amended standards to business combinations for which the acquisition date is on or after the beginning of 2010;

•

revised IFRS 1 "First-time Adoption of IFRSs" issued in November 2008;

•

improvements to IFRSs (issued by the IASB in May 2008) related to IFRS 5- “Non-current Assets Held For Sale and Discontinued Operations”;

•

amendment to IAS 39 “Financial Instruments: Recognition and Measurement – Eligible Hedged Items”;

•

improvements to IFRSs (issued by the IASB in April 2009);

•

amendments to IFRS 2 “Group Cash-settled Share-based  Payment Transactions” issued in June 2009;

•

IFRIC 17 “Distributions of Non-cash Assets to Owners”; and

•

IFRIC 18 “Transfers of Assets from Customers”.

None of these new revised or improvement to standards, amendments or interpretations is anticipated to have a material impact on our future consolidated financial statements except IFRS 3 revised and IAS 27 amended. These revised or amended standards could have a material impact on our future consolidated financial statements, if we were to enter into significant, new business combinations.

Transitional provisions of IFRS 3 affecting income taxes could also have a material impact on our future consolidated financial statements, since deferred tax assets recognized after completion of a business combination that had not been initially recognized will be recognized in the income statement without any related reduction of goodwill, contrary to the accounting treatment prescribed in the current IFRS 3 (see note 1n).

F8

In this respect, significant unrecognized income tax loss carry-forwards that relate to Lucent Technologies could materially impact the Group’s income statement in a positive way, if, in compliance with IAS 12 “Income taxes”, the Group is able to recognize deferred tax assets in the future corresponding to these tax losses.

a/ Basis of preparation

The condensed interim consolidated financial statements have been prepared in accordance with IFRSs under the historical cost convention, with the exception of certain categories of assets and liabilities. The categories concerned are detailed in the following notes.

b/ Consolidation methods

Companies over which the Group has control are fully consolidated.

Companies over which the Group has joint control are accounted for using proportionate consolidation.

Companies over which the Group has significant influence (investments in “associates" or equity affiliates) are accounted for under the equity method. Significant influence is assumed when the Group's interest in the voting rights is 20% or more.

In accordance with SIC 12 "Consolidation – Special purpose entities", special purpose entities (SPE) are consolidated when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group.

All significant intra-Group transactions are eliminated.

c/ Business combinations

Regulations governing first-time adoption: Business combinations that were completed before January 1, 2004, the transition date to IFRSs, were not restated, as permitted by the optional exemption included in IFRS 1. Goodwill was therefore not recognized for business combinations occurring prior to January 1, 2004, which were previously accounted for in accordance with article 215 of Regulation No. 99-02 of the “Comité de la Réglementation Comptable”. According to this regulation, the assets and liabilities of the acquired company are maintained at their carrying value at the date of the acquisition, adjusted for the Group's accounting policies, and the difference between this value and the acquisition cost of the shares is adjusted directly against equity.

Business combinations after January 1, 2004: These business combinations are accounted for in accordance with the purchase method required by IFRS 3. Once control is obtained over a company, its assets, liabilities and contingent liabilities are measured at their fair value at the acquisition date in accordance with IFRS requirements. Any difference between the fair value and the carrying value is accounted for in the respective underlying asset or liability, including both the Group interest and non-controlling interests. Any excess between the purchase price and the Group’s share in the fair value of such net assets is recognized as goodwill (see intangible and tangible assets).

If the initial accounting for a business combination cannot be completed before the end of the annual period in which the business combination is effected, the initial accounting must be completed within twelve months of the acquisition date.

The accounting treatment of deferred taxes related to business combinations is described in note 1n below.

The accounting treatment of stock options of companies acquired in the context of a business combination is described in note 1w below.

d/ Translation of financial statements denominated in foreign currencies

The statements of financial position of consolidated entities having a functional currency different from the presentation currency of the Group (i.e. euro) are translated into euros at the closing exchange rate (spot exchange rate at the statement of financial position date), and the income statements and statement of cash flow of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption "Cumulative translation adjustments".

F9

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are considered as assets and liabilities of that entity. They are therefore expressed in the entity’s functional currency and translated into euros using the closing exchange rate.

Regulations governing first-time adoption: In accordance with the option available under IFRS 1, the accumulated total of translation adjustments at the transition date was deemed to be zero. This amount was reversed against retained earnings, leaving the amount of equity unchanged. Translation adjustments that predate the IFRS transition will therefore not be included when calculating gains or losses arising from the future disposal of consolidated subsidiaries or equity affiliates existing as of the IFRS transition date.

e/ Translation of foreign currency transactions

Foreign currency transactions are translated at the rate of exchange applicable on the transaction date. At period-end, foreign currency monetary assets and liabilities are translated at the rate of exchange prevailing on that date. The resulting exchange gains or losses are recorded in the income statement in "other financial income (loss)".

Exchange gains or losses on foreign currency financial instruments that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in equity under the caption "Cumulative translation adjustments" until the disposal of the investment. Refer to note 1d above for information on the recognition of translation adjustments at the IFRS transition date.

In order for a currency derivative to be eligible for hedge accounting treatment (cash flow hedge or fair value hedge), its hedging role must be defined and documented and it must be seen to be effective for the entirety of its period of use. Fair value hedges allow companies to protect themselves against exposure to changes in fair value of their assets, liabilities or firm commitments. Cash flow hedges allow companies to protect themselves against exposure to changes in future cash flows (for example, revenues generated by the company’s assets).

The value used for derivatives is their fair value. Changes in the fair value of derivatives are accounted for as follows:

•

for derivatives treated as cash flow hedges, changes in their fair value are accounted for in equity and then transferred from equity to the income statement (cost of sales) when the hedged revenue is accounted for. The ineffective portion is recorded in "other financial income (loss)".

•

for derivatives treated as fair value hedges, changes in their fair value are recorded in the income statement where they offset the changes in fair value of the hedged asset, liability or firm commitment.

In addition to derivatives used to hedge firm commitments documented as fair value hedges, from April 1, 2005 onwards, Alcatel-Lucent has designated and documented highly probable future streams of revenue and has entered into hedge transactions with respect to such revenue. The corresponding derivatives are accounted for in accordance with the requirements governing cash flow hedge accounting.

Certain foreign exchange derivatives are not considered eligible for hedge accounting treatment, as the derivatives are not designated as hedges for cost/benefit reasons.

Derivatives related to commercial bids are not considered eligible for hedge accounting treatment and are accounted for as trading financial instruments. Changes in fair values of such instruments are included in the income statement in cost of sales (in the operating segment “other”).

Once a commercial contract is effective, the corresponding firm commitment is hedged with a derivative treated as a fair value hedge. Revenues made pursuant to such a contract are then accounted for, throughout the duration of the contract, using the spot rate prevailing on the date on which the contract was effective, insofar as the exchange rate hedging is effective.

f/ Research and development expenses and other capitalized development costs

In accordance with IAS 38 “Intangible Assets”, research and development expenses are recorded as expenses in the year in which they are incurred, except for:

•

development costs, which are capitalized as an intangible asset when the following criteria are met:

- the project is clearly defined, and the costs are separately identified and reliably measured;

- the technical feasibility of the project is demonstrated;

- the ability to use or sell the products created during the project;

- the intention exists to finish the project and use or sell the products created during the project;

- a potential market for the products created during the project exists or their usefulness, in case of internal use, is demonstrated, leading one to believe that the project will generate probable future economic benefits; and

- adequate resources are available to complete the project.

F10

These development costs are amortized over the estimated useful life of the projects or the products they are incorporated within. The amortization of capitalized development costs begins as soon as the related product is released.

Specifically for software, useful life is determined as follows:

- in case of internal use: over its probable service lifetime,

- in case of external use: according to prospects for sale, rental or other forms of distribution.

Capitalized software development costs are those incurred during the programming, codification and testing phases. Costs incurred during the design and planning, product definition and product specification stages are accounted for as expenses.

The amortization of capitalized software costs during a reporting period is the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product and (b) the straight-line method over the remaining estimated economic life of the software or the product it is incorporated within.

The amortization of internal use software capitalized development costs is accounted for by function depending on the beneficiary function.

•

customer design engineering costs (recoverable amounts disbursed under the terms of contracts with customers), are included in work in progress on construction contracts.

With regard to business combinations, a portion of the purchase price is allocated to in-process research and development projects that may be significant. As part of the process of analyzing these business combinations, Alcatel-Lucent may make the decision to buy technology that has not yet been commercialized rather than develop the technology internally. Decisions of this nature consider existing opportunities for Alcatel-Lucent to stay at the forefront of rapid technological advances in the telecommunications-data networking industry.

The fair value of in-process research and development acquired in business combinations is usually based on present value calculations of income, an analysis of the project's accomplishments and an evaluation of the overall contribution of the project, and the project's risks.

The revenue projection used to value in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by Alcatel-Lucent and its competitors. Future net cash flows from such projects are based on management's estimates of such projects’ cost of sales, operating expenses and income taxes.

The value assigned to purchased in-process research and development is also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the projects.

Such value is determined by discounting the net cash flows to their present value. The selection of the discount rate is based on Alcatel-Lucent’s weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle.

Capitalized development costs considered as assets (either generated internally and capitalized or reflected in the purchase price of a business combination) are generally amortized over 3 to 10 years.

Impairment tests are carried out using the methods described in the following paragraph.

g/ Goodwill, intangible assets and property, plant and equipment

In accordance with IAS 16 “Property, Plant and Equipment” and with IAS 38 “Intangible Assets”, only items whose cost can be reliably measured and for which future economic benefits are likely to flow to the Group are recognized as assets.

In accordance with IAS 36 “Impairment of Assets”, whenever events or changes in market conditions indicate a risk of impairment of intangible assets and property, plant and equipment, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains lower than their recoverable amount, which is defined as the greater of fair value (less costs to sell) and value in use. Value in use is measured by discounting the expected future cash flows from continuing use of the asset and its ultimate disposal. Intangible assets with indefinite useful lives (such as trade names) are tested for impairment annually.

F11

In the event that the recoverable amount is lower than the net carrying value, the difference between the two amounts is recorded as an impairment loss. Impairment losses for property, plant and equipment or intangible assets with finite useful lives can be reversed if the recoverable value becomes higher than the net carrying value (but not exceeding the loss initially recorded).

Goodwill

Since transition to IFRSs, goodwill is no longer amortized in accordance with IFRS 3 “Business Combinations”. Before January 1, 2004, goodwill was amortized using the straight-line method over a period, determined on a case-by-case basis, not exceeding 20 years.

Goodwill is tested for impairment at least annually. This is done during the second quarter of the year. The impairment test methodology is based on a comparison between the recoverable amounts of each of the Group’s Business Divisions (considered as the grouping of cash generating units ("CGU") at which level the impairment test is performed) and the Group Business Division’s net asset carrying values (including goodwill). Within Alcatel-Lucent’s reporting structure, Business Divisions are one level below the four operating segments (Carrier, Applications Software, Enterprise and Services). Such recoverable amounts are mainly determined using discounted cash flows over five years and a discounted residual value.

An additional impairment test is also performed when events indicating a potential decrease of the recoverable value of a Business Division occur. Goodwill impairment losses cannot be reversed.

Equity affiliate goodwill is included with the related investment in “share in net assets of equity affiliates”. The requirements of IAS 39 are applied to determine whether any impairment loss must be recognized with respect to the net investment in equity affiliates. The impairment loss is calculated according to IAS 36 requirements.

When the reporting structure is reorganized in a way that changes the composition of one or more Business Divisions to which goodwill was allocated, a new impairment test is performed on the goodwill for which the underlying Business Divisions have changed. Such a reallocation was made in October 2007 and on January 1, 2009 using a relative value approach similar to the one used when an entity disposes of an operation within a Business Division.

Intangible assets

Intangible assets mainly include capitalized development costs and those assets acquired in business combinations, being primarily acquired technologies or customer relationships. Intangible assets, other than trade names, are generally amortized on a straight-line basis over their estimated useful lives (i.e. 3 to 10 years). However, software amortization methods may be adjusted to take into account how the product is marketed. Amortization is classified as part of cost of sales, research and development costs (acquired technology, IPR&D, etc.) or administrative and selling expenses (customer relationships), depending on the designation of the asset. Impairment losses are accounted for in a similar manner or in restructuring costs if they occur as part of a restructuring plan or on a specific line item if very material (refer to note 1p). In Process R&D amortization begins once technical feasibility is reached. Certain trade names are considered to have indefinite useful lives and therefore are not amortized.

Capital gain/loss of intangible assets are accounted for in the corresponding cost line items in the income statement depending of the nature of the underlying asset (i.e. cost of sales, administrative and selling expenses or research and development costs).

Property, plant and equipment

Property, plant and equipment are valued at historical cost for the Group less accumulated depreciation expenses and any impairment losses. Depreciation expense is generally calculated over the following useful lives:

. buildings and building improvements	5-50 years
. infrastructure and fixtures	5-20 years
. plant and equipment	1-10 years

Depreciation expense is determined using the straight-line method.

Assets acquired through finance lease arrangements or long-term rental arrangements that transfer substantially all the risks and rewards associated with ownership of the asset to the Group (tenant) are capitalized.

Residual value, if considered to be significant, is included when calculating the depreciable amount. Property, plant and equipment are segregated into their separate components if there is a significant difference in their expected useful lives, and depreciated accordingly.

F12

Depreciation and impairment losses are accounted for in the income statement under cost of sales, research and development costs or administrative and selling expenses, depending on the nature of the asset or in restructuring costs if they occur as part of a restructuring plan or on a specific line item if very material (see note 1p).

In addition, capital gains/losses from disposal of property, plant and equipment are accounted for in the corresponding cost line items in the income statement depending of the nature of the underlying asset (i.e. cost of sales, administrative and selling expenses or research and development costs).

h/ Non-consolidated investments and other non-current financial assets

In accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, investments in non-consolidated companies are classified as available-for-sale and therefore measured at their fair value. The fair value for listed securities is their market price. If a reliable fair value cannot be established, securities are valued at cost. Fair value changes are accounted for directly in equity. When objective evidence of impairment of a financial asset exists (for instance, a significant or prolonged decline in the value of an asset), an irreversible impairment loss is recorded. This loss can only be released upon the sale of the securities concerned.

Loans are measured at amortized cost and are subject to impairment losses if there is objective evidence of a loss in value. The impairment represented by the difference between net carrying amount and recoverable value is recognized in the income statement and can be reversed if recoverable value rises in the future.

The portfolio of non-consolidated securities and other financial assets is assessed at each quarter-end for objective evidence of impairment.

i/ Inventories and work in progress

Inventories and work in progress are valued at the lower of cost (including indirect production costs where applicable) or net realizable value.

Net realizable value is the estimated sales revenue for a normal period of activity less expected selling costs.

j/ Treasury stock

Treasury shares owned by Alcatel-Lucent or its subsidiaries are valued at cost and are deducted from equity. Proceeds from the sale of such shares are recognized directly in equity.

k/ Pension and retirement obligations and other employee and post-employment benefit obligations

In accordance with the laws and practices of each country where Alcatel-Lucent is established, the Group participates in employee benefit plans.

For defined contribution plans, the Group expenses contributions as and when they are due. As the Group is not liable for any legal or constructive obligations under the plans beyond the contributions paid, no provision is made. Provisions for defined benefit plans and other long-term employee benefits are determined as follows:

•

using the Projected Unit Credit Method (with projected final salary), each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to calculate the final obligation. Actuarial assumptions such as mortality rates, rates of employee turnover and projection of future salary levels are used to calculate the obligation;

•

the “corridor” method is no longer used from January 1, 2007 (see below).

The service cost is recognized in “income from operating activities” and the interest cost and expected return on plan assets are recognized in “financial income (loss)”. The impact of plan amendments is presented on a specific line item of the income statement if material (see note 1p).

Prepaid pension costs cannot exceed the net total present value of any available refund from the plan or reduction in future contributions to the plan. The use of excess pension plan assets to fund retiree healthcare for formerly represented retirees is considered a refund from the related plan. In particular, under Section 420 of the Internal Revenue Code in the United States of America as amended by the Pension Protection Act of 2006, Alcatel-Lucent can use excess pension plan assets applicable to formerly represented retirees to fund the retiree healthcare plan for such retirees until 2013.

As of January 1, 2007, the Group has elected the option provided for in the amendment of IAS 19 “Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures” (paragraphs 93A to 93D) that allows for the immediate recognition of actuarial gains and losses and any adjustments arising from asset ceiling limitations, net of deferred tax effects, outside of the income statement in the statement of comprehensive income.

F13

Regulations governing first-time adoption

In accordance with the option available under IFRS 1, the accumulated unrecognized actuarial gains and losses at the transition date were recorded in equity. Before the change in accounting method, which was retroactively applied from January 1, 2005, the corridor method had been applied starting January 1, 2004.

Certain other post-employment benefits such as life insurance and health insurance (particularly in the United States) or long-service medals (bonuses awarded to employees for extended service particularly in France and Germany), are also recognized as provisions, which are determined by means of an actuarial calculation similar to the one used for retirement provisions.

The accounting treatment used for employee stock options is detailed in note 1w below.

l/ Provisions for restructuring and restructuring costs

Provisions for restructuring costs are made when restructuring programs have been finalized and approved by Group management and have been announced and committed before the statement of financial position date of the Group's financial statements, resulting in an obligating event of the Group to third parties. Such costs primarily relate to severance payments, early retirement, costs for notice periods not worked, training costs of terminated employees, costs linked to the closure of facilities or the discontinuance of product lines and any costs arising from plans that materially change the scope of the business undertaken by the Group or the manner in which such business is conducted.

Other costs (removal costs, training costs of transferred employees, etc) and write-offs of fixed assets, inventories, work in progress and other assets, directly linked to restructuring measures, are also accounted for in restructuring costs in the income statement.

The amounts reserved for anticipated payments made in the context of restructuring programs are valued at their present value in cases where the settlement date is beyond the normal operating cycle of the company and the time value of money is deemed to be significant. The impact of the passage of time on the present value of the payments is included in other financial income (loss).

m/ Financial debt – compound financial instruments

Certain financial instruments contain both a liability and an equity component, including bonds that can be converted into or exchanged for new or existing shares and notes mandatorily redeemable for new or existing shares. The different components of compound financial instruments are accounted for in equity and in bonds and notes issued according to their classification, as defined in IAS 32 “Financial Instruments: Disclosure and Presentation”.

For instruments issued by historical Alcatel, the financial liability component was valued on the issuance date at the present value (taking into account the credit risk at issuance date) of the future cash flows (including interest and repayment of the nominal value) of a bond with the same characteristics (maturity, cash flows) but without any equity component. The portion included in equity is equal to the difference between the debt issue amount and the financial liability component.

The financial liability component of Lucent’s convertible bonds was computed at present value on the business combination closing date, using the method as described in the preceding paragraph, taking into account the contractual maturity dates. The difference between the fair value of the convertible bonds and the corresponding financial liability component was accounted for in equity.

In accordance with IAS 32, AG33 and AG34 requirements, the consideration paid in connection with an early redemption of a compound financial instrument is allocated at the date of redemption between the liability and the equity components with an allocation method consistent with the method used initially. The amount of gain or loss relating to the liability component is recognized in “other financial income (loss)” and the amount of consideration relating to the equity component is recognized in equity.

n/ Deferred taxation and penalties on tax claims

Deferred taxes are computed in accordance with the liability method for all temporary differences arising between the tax basis of assets and liabilities and their carrying amounts, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes in tax rates are recorded in equity or in net income (loss) for the year in which the tax rate change is enacted.

F14

Deferred tax assets are recorded in the consolidated statement of financial position when it is probable that the tax benefit will be realized in the future. Deferred tax assets and liabilities are not discounted.

To assess the ability of the Group to recover deferred tax assets, the following factors are taken into account:

•

existence of deferred tax liabilities that are expected to generate taxable income, or limit tax deductions upon reversal,

•

forecasts of future tax results,

•

the impact of non-recurring costs included in income or loss in recent years that are not expected to be repeated in the future,

•

historical data concerning recent years’ tax results, and

•

if required, tax planning strategy, such as the planned disposal of undervalued assets.

As a result of a business combination, an acquirer may consider it probable that it will recover its own deferred tax assets that were not recognized before the business combination. For example, an acquirer may be able to utilize the benefit of its unused tax losses against the future taxable profit of the acquiree. In such cases, the acquirer recognizes a deferred tax asset, but does not include it as part of the accounting for the business combination, and therefore does not take it into account in determining the goodwill or the amount of any excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of the combination.

If the potential benefit of the acquiree’s income tax loss carry-forwards or other deferred tax assets does not satisfy the criteria in IFRS 3 for separate recognition when a business combination is initially accounted for, but is subsequently realized, the acquirer will recognize the resulting deferred tax income in the income statement. If any initially unrecognized deferred tax assets related to the business combination with Lucent are recognized in future financial statements of the combined company, the impact will be accounted for in the income statement (for the tax losses not yet recognized related to both historical Alcatel and Lucent entities).

Penalties recognized on tax claims are accounted for in the “income tax” line item in the consolidated income statement.

o/ Revenues

Revenues include net sales and service revenues from the Group’s principal business activities and income due from licensing fees and from income grants, net of value added taxes (VAT).

Most of the Group’s sales are generated from complex contractual arrangements that require significant revenue recognition judgments, particularly in the areas of the sale of goods and equipment with related services constituting multiple-element arrangements, construction contracts and contracts including software. Judgment is also needed in assessing the collectibility of corresponding receivables.

Revenues from the sale of goods and equipment are recognized when persuasive evidence of an arrangement with the customer exists, delivery has occurred, the significant risks and rewards of ownership of a product have been transferred to the customer, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. For arrangements in which the customer specifies formal acceptance of the goods, equipment, services or software, revenue is generally deferred until all the acceptance criteria have been met.

Revenues from contracts with multiple-element arrangements, such as those including products with installation and integration services, are recognized as the revenue for each unit of accounting is earned based on the relative fair value of such unit, as determined by internal or third-party analyses of market-based prices. A delivered element is considered a separate unit of accounting if it has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered elements in the arrangement, and delivery or performance of the undelivered elements is considered probable and substantially under the Group’s control. If these criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting in accordance with the criteria described in the preceding paragraph.

Under IAS 11, construction contracts are defined as contracts specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose of use (primarily those related to customized network solutions and network build-outs with a duration of more than two quarters). For revenues generated from construction contracts, the Group applies the percentage of completion method of accounting in application of the above principles, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. Any probable construction contract losses are recognized immediately in cost of sales. If uncertainty exists regarding customer acceptance, or the contract’s duration is relatively short, revenues are recognized only to the extent of costs incurred that are recoverable, or on completion of the contract. Construction contract costs are recognized as incurred when the outcome of a construction contract cannot be estimated reliably. In this situation, revenues are recognized only to the extent of the costs incurred that are probable of recovery. Work in progress on construction contracts is stated at production cost, excluding administrative and selling expenses. Changes in provisions for penalties for delayed delivery or poor contract execution are reported in revenues and not in cost of sales.

F15

Advance payments received on construction contracts, before corresponding work has been carried out, are recorded in customers’ deposits and advances. Costs incurred to date plus recognized profits less the sum of recognized losses (in the case of provisions for contract losses) and progress billings are determined on a contract-by-contract basis. If the amount is positive, it is included as an asset under “amount due from customers on construction contracts”. If the amount is negative, it is included as a liability under “amount due to customers on construction contracts”.

In the absence of a specific guidance in IAS 18 "Revenue", software revenue recognition rules, as prescribed by the SOP 97-2 of the American Institute of Certified Public Accountants, or “AICPA” are applied for revenues generated from licensing, selling or otherwise marketing software solutions when the software is sold on a standalone basis. When the software is embedded with the Group’s hardware and the software is considered more than incidental, guidance given in the AICPA's SOP 97-2 is generally applied with limited exceptions, such as determining fair value using methods other than vendor-specific objective evidence (VSOE) of fair value, if deferring revenue related to the delivered elements due to the impossibility of determining VSOE of an undelivered element is not considered as IFRS compliant (i.e. IFRSs do not require VSOE of fair value). If VSOE of fair value or fair value of an undelivered element cannot be determined or any undelivered element is essential to the functionality of the delivered element, revenue is deferred until either such criteria are met or the last element is delivered, or revenue is deferred and recognized ratably over the service period if the last undelivered element is a service.

For arrangements to sell services only, revenue from training or consulting services is recognized when the services are performed. Maintenance service revenue, including post-contract customer support, is deferred and recognized ratably over the contracted service period. Revenue from other services is generally recognized at the time of performance.

For product sales made through retailers and distributors, assuming all other revenue recognition criteria have been met, revenue is recognized upon shipment to the distribution channel, if such sales are not contingent on the distributor selling the product to third parties and the distribution contracts contain no right of return. Otherwise, revenue is recognized when the reseller or distributor sells the product to the end user.

Product rebates or quantity discounts are deducted from revenues, even in the case of promotional activities giving rise to free products.

Revenue in general is measured at the fair value of the consideration received or to be received. Where a deferred payment has a significant impact on the calculation of fair value, it is accounted for by discounting future payments.

The assessment of the ability to collect is critical in determining whether revenue or expense should be recognized. As part of the revenue recognition process, the Group assesses whether it is probable that economic benefits associated with the transaction will flow to the Group. If the Group is uncertain as to whether economic benefits will flow to the Group, revenue is deferred and recognized on a cash basis. However, if uncertainty arises about the ability to collect an amount already included in revenue, the amount in respect of which recovery has ceased to be probable is recognized as an expense in “cost of sales”.

p/ Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments and income (loss) from operating activities

Alcatel-Lucent has considered it relevant to the understanding of the Group’s financial performance to present on the face of the income statement a subtotal inside the income (loss) from operating activities.

This subtotal, named “Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments”, excludes those elements that are difficult to predict due to their nature, frequency and/or materiality.

Those elements can be divided in two categories:

•

Elements that are both very infrequent and material, such as a major impairment of an asset, a disposal of investments, the settlement of litigation having a material impact or a major amendment of a pension or other post-retirement plan.

F16

•

Elements that are by nature unpredictable in their amount and/or in their frequency, if they are material. Alcatel-Lucent considers that materiality must be assessed not only by comparing the amount concerned with the income (loss) from operating activities of the period, but also in terms of changes in the item from one period to another. For example, restructuring charges have shown significant changes from one period to another.

Income (loss) from operating activities includes gross margin, administrative and selling expenses and research and development costs (see note 1f) and, in particular, pension costs (except for the financial component, see note 1k), employee profit sharing, fair value changes of derivative instruments related to commercial bids, valuation allowances on receivables (including the two categories of vendor financing as described in note 1v) and capital gains (losses) from the disposal of intangible assets and property, plant and equipment, and all other operating expenses or income regardless of their predictive value in terms of nature, frequency and/or materiality.

Income (loss) from operating activities is calculated before financial income (loss), which includes the financial component of retirement expenses, financing costs and capital gains (losses) from disposal of financial assets (shares in a non-consolidated company or company consolidated under the equity method and other non-current financial assets, net), and before reduction of goodwill related to realized unrecognized income tax loss carry forwards, share in net income (losses) of equity affiliates and income (loss) from discontinued operations.

q/ Finance costs and other financial income (loss)

Finance costs include interest charges and interest income relating to net consolidated debt, which consists of bonds, the liability component of compound financial instruments such as OCEANE and other convertible bonds, other long-term debt (including lease-financing liabilities), all cash and similar items (cash, cash equivalents and marketable securities) and the changes in fair values of marketable securities accounted for at fair value through the income statement.

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of the cost of that asset.

When tax law requires interest to be paid (received) on an underpayment (overpayment) of income taxes, this interest is accounted for in the "other financial income (loss)" line item in the consolidated income statement.

r/ Structure of consolidated statement of financial position

Most of the Group's activities in the various business segments have long-term operating cycles. As a result, the consolidated statement of financial position combines current assets (including other inventories and work in progress and trade receivables and other receivables) and current liabilities (including other provisions, customers' deposits and advances, trade payables and other payables) without distinction between the amounts due within one year and those due after one year.

s/ Financial instruments and derecognition of financial assets

Financial instruments

The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and commodities.

The accounting policies applied to currency hedge-related instruments are detailed in note 1e.

Financial instruments for interest rate hedges are subject to fair value hedge accounting. Financial liabilities hedged using interest rate swaps are measured at the fair value of the obligation linked to interest rate movements. Fair value changes are recorded in the income statement for the year and are offset by equivalent changes in the interest rate swaps for the effective part of the hedge.

Derecognition of financial assets

A financial asset as defined under IAS 32 “Financial Instruments: Disclosure and Presentation” is totally derecognized (removed from the statement of financial position) when, for instance, the Group expects no further cash flow to be generated by it and transfers substantially all risks and rewards attached to it.

In the case of trade receivables, a transfer without recourse in case of payment default by the debtor is regarded as a transfer of substantially all risks and rewards of ownership, thus making such receivables eligible for derecognition, on the basis that risk of late payment is considered marginal. A more restrictive interpretation of the concept of “substantial transfer of risks and rewards” could put into question the accounting treatment that has been adopted. The amount of receivables sold without recourse is given in note 13.

F17

t/ Cash and cash equivalents

In accordance with IAS 7 “Statement of Cash Flow”, cash and cash equivalents in the consolidated statements of cash flows include cash (cash funds) and cash equivalents (term deposits and short-term investments that are very liquid and readily convertible to known amounts of cash and are only subject to negligible risks of changes in value). Cash and cash equivalents in the statement of cash flows do not include investments in listed securities, investments with an initial maturity date exceeding three months and without an early exit clause, or bank accounts restricted in use, other than restrictions due to regulations applied in a specific country (exchange controls) or sector of activities.

Bank overdrafts are considered as financing and are also excluded from cash and cash equivalents.

Cash and cash equivalents in the consolidated statements of financial position correspond to the cash and cash equivalents defined above.

u/ Marketable securities

Marketable securities are quoted market funds with original maturities exceeding three months and/or with underlying assets such as listed shares. In accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, marketable securities are valued at their fair value. No securities are classified as “held-to-maturity”. For securities designated as financial assets at fair value through profit or loss, changes in fair value are recorded in the income statement (in finance costs). For available-for-sale securities, changes in fair value are recorded in equity, or in the income statement (other financial income (loss)), if there is objective evidence of a more than temporary decline in the fair value, or in connection with a disposal of such securities.

v/ Customer financing

The Group undertakes two types of customer financing:

•

financing relating to the operating cycle and directly linked to actual contracts;

•

longer-term financing (beyond the operating cycle) through customer loans, minority investments or other forms of financing.

Both categories of financing are accounted for in "Other current or non-current assets, net".

Changes in these two categories of assets are included in cash flows from operating activities in the consolidated statement of cash flows.

Furthermore, the Group may give guarantees to banks in connection with customer financing. These are included in commitments that are not in the statement of financial position.

w/ Stock options

In accordance with the requirements of IFRS 2 “Share-based Payment”, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value, which is considered to be a reflection of the fair value of the services provided by the employee in exchange for the option, is determined on the grant date. It is accounted for in additional paid-in capital (credit) at grant date, with a counterpart in deferred compensation (debit) (also included in additional paid-in capital). During the vesting period, deferred compensation is amortized in the income statement.

Stock option fair value is calculated at grant date (i.e. date of approval of the plan by the Board of Directors) using the Cox-Ross-Rubinstein binomial model. This model permits consideration of the option’s characteristics, such as exercise price and expiry date, market data at the time of issuance, the interest rate on risk-free securities, share price, expected volatility at grant date and expected dividends, and behavioral factors of the beneficiary, such as expected early exercise. It is considered that a beneficiary will exercise his/her option once the potential gain becomes higher than 50% of the exercise price.

Only options issued after November 7, 2002 and not fully vested at January 1, 2005 and those issued after January 1, 2005 are accounted for according to IFRS 2.

The impact of applying IFRS 2 on net income (loss) is accounted for in “cost of sales”, “research and development costs” or “administrative and selling expenses” depending on the functions of the beneficiaries.

F18

Outstanding stock options at the acquisition date of a company acquired by Alcatel-Lucent in a business combination are usually converted into options to purchase Alcatel-Lucent shares using the same exchange ratio as for the acquired shares of the target company. In accordance with IFRS 3 “Business Combinations” and IFRS 2 “Share-based Payment” requirements, the fair value of stock options acquired at the time of acquisition is accounted for in the caption “additional paid-in capital”. Unvested options at the acquisition date are accounted for at their fair value as deferred compensation in equity (included in additional paid-in capital). The sum of these two amounts (fair value of outstanding stock options less deferred compensation), equivalent to the fair value of vested options, is taken into account in the cost of the business combination.

Only acquisitions made after January 1, 2004 and for which unvested stock options as of December 31, 2004 existed at the acquisition date are accounted for as described above.

x/ Assets held for sale and discontinued operations

A non-current asset or disposal group (group of assets or a cash generating unit) to be sold is considered as held for sale if its carrying amount will be recovered through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for sale and its sale must be highly probable. These assets or disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

A discontinued operation is a separate major line of business or geographical area of operations for the Group that is either being sold or is being held for sale. The net income (loss) and statement of cash flow elements relating to such discontinued operations are presented in specific captions in the consolidated financial statements for all periods presented.

y/ Condensed interim consolidated financial statements

Seasonal nature of activity

Interim net sales and income from operations are highly seasonal due to a high level of activity during the last quarter of the year, particularly in December. This characteristic varies from year to year. Pursuant to the IFRS accounting principles, interim net sales are accounted for under the same principles as year-end net sales; that is, in the period in which they are achieved.

Note 2 Principal uncertainties regarding the use of estimates

The preparation of condensed interim consolidated financial statements in accordance with IFRSs requires that the Group make a certain number of estimates and assumptions that are considered realistic and reasonable. In the context of the current global economic environment, the degree of volatility and subsequent lack of visibility remains particularly high as of June 30, 2009. The preparation of interim financial reports also requires a greater use of estimates than annual reports. Subsequent facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows.

a/ Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

	(In millions of euros)
	June 30, 2009	December 31, 2008
Valuation allowance for inventories and work in progress on construction contracts	(554)	(654)
	Six months ended June 30, 2009	Year ended December 31,2008
Impact of write-downs in income (loss) before income tax and discontinued operations	(61)	(285)

F19

b/ Impairment of customer receivables

An impairment loss is recorded for customer receivables if the present value of the future receipts is below the nominal value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of Alcatel-Lucent major customers’ creditworthiness could have an adverse impact on Alcatel-Lucent future results.

	(In millions of euros)
	June 30, 2009	December 31, 2008
Accumulated impairment losses on customer receivables	(206)	(207)
	Six months ended June 30, 2009	Year ended December 31, 2008
Impact of impairment losses in income (loss) before income tax and discontinued operations	(17)	(17)

c/ Capitalized development costs, other intangible assets and goodwill

Capitalized development costs

	(In millions of euros)
	June 30, 2009	December 31, 2008
Capitalized development costs, net	560	578

The criteria for capitalizing development costs are set out in note 1f. Once capitalized, these costs are amortized over the estimated lives of the products concerned (3 to 10 years).

The Group must therefore evaluate the commercial and technical feasibility of these development projects and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these assumptions, the Group may be required to impair or write off some of the capitalized development costs in the future.

An impairment loss of € 16 million on capitalized development costs has been accounted for during the first six months of 2009.

Impairment losses for capitalized development costs of € 135 million were accounted for in the fourth quarter of 2008 mainly related to a change in our WiMAX strategy, by focusing on supporting fixed and nomadic broadband access applications for providers. This impairment is presented on the specific line item “Impairment of assets” in the income statement.

No impairment loss was accounted for during the first six months of 2008.

Other intangible assets and goodwill

	(In millions of euros)
	June 30, 2009	December 31, 2008
Goodwill, net	4,202	4,215
Intangible assets, net (1)	2,385	2,567
Total	6,587	6,782

(1) Including capitalized development costs.

Goodwill amounting to € 8,051 million and intangible assets amounting to € 4,813 million were accounted for in 2006 as a result of the Lucent business combination, using market-related information, estimates (primarily based on risk adjusted discounted cash flows derived from Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired).

No impairment loss was accounted for during the first six months of 2009.

Impairment losses of € 4,545 million were accounted for in 2008 (of which an impairment loss of € 810 million, related to CDMA was accounted for as of June 30, 2008) mainly related to the CDMA (€ 2,533 million), Optics (€ 1,019 million), Multicore (€ 300 million) and Applications (€ 339 million) business divisions, which are considered to be our groups of Cash Generating Units (“CGU”) at which impairment tests of goodwill are performed.

The recoverable value of each business division is calculated based upon a five year discounted cash flow approach plus a discounted residual value, corresponding to the weighted average of the following three approaches:

•

capitalization to perpetuity of the normalized cash flows of year 5 (Gordon Shapiro approach) – weighted 50%,

•

application of a Sales Multiple (Enterprise Value-“EV”/Sales) – weighted 25%,

•

application of an Operating Profit Multiple (Enterprise Value-“EV”/Earning Before Interest, Tax, Depreciation and Amortization-“EBITDA”) –weighted 25%.

F20

The recoverable values of our goodwill and intangible assets, as determined for the 2009 annual impairment test performed by the Group in the second quarter of 2009, are based on key assumptions which could have a significant impact on the consolidated financial statements. These key assumptions include among others the following elements:

- discount rate; and

- projected cash-flows arising out of the successful implementation of the strategic plan the Group publicly announced on December 12, 2008 and on a nominal rate of growth of our revenues in 2010.

The discount rate used for the annual impairment tests of 2009 and 2008 was the Group’s weighted average cost of capital (“WACC”) of 11% and 10% respectively. For the additional impairment test performed during the fourth quarter 2008, the rate used was 12%. These discount rates are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. Given the absence of comparable “pure player” listed companies for each group of Cash Generating Units, we do not believe that the assessment of a specific WACC for each product or market is feasible. A single discount rate has therefore been used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2009 recoverable values of goodwill and intangible assets by € 373 million and € 406 million, respectively. An increase of 0.5% in the discount rate would not have impacted impairment losses as of June 30, 2009.

As indicated in note 1g, in addition to the annual goodwill impairment tests, impairment tests are carried out if Alcatel-Lucent has indications of a potential reduction in the value of its goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the assets concerned. Changes in the market conditions or the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded.

d/ Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is lower than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of value in use and fair value less costs to sell) (see note 1g). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (market statistics, recent transactions, etc.).

When determining recoverable values of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and could lead to a revision of recorded impairment losses.

No impairment loss on property, plant and equipment was accounted for during the first six months of 2009.

The planned closing of certain facilities, additional reductions in personnel and unfavorable market conditions have been considered impairment triggering events in prior years. Impairment losses of € 34 million were recorded on property, plant and equipment in 2008.

e/ Provision for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers on Alcatel-Lucent products, (ii) expected losses at completion and (iii) penalties incurred in the event of failure to meet contractual obligations. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

F21

	(In millions of euros)
Product sales reserves	June 30, 2009	December 31, 2008
Related to construction contracts (1)	168	186
Related to other contracts (2)	515	575
Total	683	761

(1) See note 13, included in the amounts due to/from customers on construction contracts

(2) See note 16.

For further information on the impact on the income statement of changes in these provisions, see notes 13 and 16.

f/ Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

	(In millions of euros)
Deferred tax assets recognized	June 30, 2009	December 31, 2008
Related to the United States (including Lucent)	182 (1)	339	(2)
Related to France	495 (1)	339	(2)
Related to other tax jurisdictions	180	174
Total	857	852

(1) Following the performance of the 2009 annual goodwill impairment test, a reassessment of deferred taxes resulted in reducing the deferred tax assets recorded in the United States and increasing those recognized in France compared to the situation as of December 31, 2008.

(2) Following the performance of an additional impairment test of goodwill during the fourth quarter of 2008, a reassessment of deferred taxes resulted in the reduction of deferred tax assets recorded in the United States and in France compared to the situation as of June 30, 2008.

Evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards, which also consider the factors indicated in note 1n. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecast that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on Alcatel-Lucent's statement of financial position and net income (loss).

As a result of the business combination with Lucent, € 2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in the future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of June 30, 2009 are € 820 million (€ 957 million as of December 31, 2008).

As prescribed by IFRSs, Alcatel-Lucent had a twelve-month period to complete the purchase price allocation and to determine whether certain deferred tax assets related to the carry-forward of Lucent’s unused tax losses that had not been recognized in Lucent's historical financial statements should be recognized in Alcatel-Lucent's financial statements. If any additional deferred tax assets attributed to the combined company’s unrecognized tax losses existing as of the transaction date are recognized in future financial statements, the tax benefit will be included in the income statement.

g/ Pension and retirement obligations and other employee and post-employment benefit obligations

Alcatel-Lucent's results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in this assumption would have a material impact on Alcatel-Lucent's results or equity.

F22

	Six months ended June 30, 2009	Six months ended June 30, 2008
Weighted average expected rates of return on plan assets	6.79%	7.05%
Weighted average discount rates used to determine the pension and post-retirement obligations	6.44%	6.11%

Pension and post-retirement costs had a € 72 million net negative effect on “income (loss) before tax and discontinued operations” during the first six months of 2009 (€ 131 million increase in pre-tax income during the first six months of 2008).

The weighted average expected rates of return on pension and post-retirement plan assets used to determine Alcatel-Lucent pension and post-retirement credits are established at the beginning of each fiscal year. The decrease in the weighted average expected rates of return on pension and post-retirement plan assets between 2008 and 2009 is mainly due to adjustments in expected future returns based on studies performed by Alcatel-Lucent external investment advisors. Even if the actual financial markets are very volatile, this assumption is required to be a long-term expected rate of return rather than a prediction of the immediate next period performance and is not reviewed every quarter. In addition, these rates that are used to determine the pension expense or income are applied on the opening fair value. For Alcatel-Lucent’s U.S. plans, the pension expense or income is updated every quarter. Therefore, the 2009 second quarter expected return on plan assets (accounted for in financial income) for Alcatel-Lucent’s U.S. plans is based on March 31, 2009 plan asset fair values, whereas the expected return on plan assets for non U.S. Alcatel-Lucent’s plans is based on the fair values of plan assets at December 31, 2008. The interest cost associated with the plan liabilities is also impacted by the change in discount rates used to value the plan liabilities. The Group recognized a US$ 71 million decrease between the first and the second quarters of 2009 in the net pension credit, which is accounted for in “other financial income (loss)” (expected return on plan assets for Alcatel-Lucent’s U.S. plans due to the decline of the plan asset fair values and expected change of the interest cost in relation with the decrease of the liability). On U.S. plans, the Group expects a US$ 65 million increase of the net pension credit to be accounted for in financial result between the 2009 second quarter and the 2009 third quarter.

Plans assets are invested in many different asset categories (such as cash, equities, bonds, real estate, private equity, etc…). In the quarterly update of plan asset fair values, approximately 80% are based on closing date fair values and 20% have a one to three month delay as the fair value of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the June 30, 2009 actual fair value of private equity, venture capital, real estate and absolute return on investments was 10% lower than the ones used for accounting purposes as of June 30, 2009, since the Management Pension Plan has a material investment in these assets classes (and the asset ceiling is not applicable to these plans), equity will be negatively impacted by approximately € 210 million.

For the purposes of calculating any net pension and post-retirement credit, the discount rates are determined at the beginning of each quarterly period (for significant plans). For the purposes of determining the plan obligations, these rates are determined at the end of each period. Alcatel-Lucent is using a discount rate of 6.44% during fiscal 2009 to determine plan obligations. The change in the discount rate from 2008 was due to increasing long-term interest rates. Discount rates also are somewhat volatile because they are set based upon the prevailing rates as of the measurement date. The discount rate used to determine the post-retirement benefit costs is slightly lower due to a shorter expected duration of post-retirement plan obligations as compared to pension plan obligations. A lower discount rate increases the plan obligations and the Alcatel-Lucent net pension and post-retirement credit and profitability, whereas a higher discount rate reduces the plan obligations and the Alcatel-Lucent net pension and post-retirement credit and profitability.

The expected rate of return on pension and post-retirement plan assets and the discount rate were determined in accordance with consistent methodologies.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2008 net pension and post-retirement result by approximately € 28 million and € 34 million, respectively. A 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the 2008 net pension and post-retirement result by approximately € 133 million.

The Group’s U.S. companies have taken various actions to reduce their share of retiree health care costs, including the shifting or increases of certain costs to their retirees. Health care benefits for employees who retired from Lucent’s predecessor prior to March 1, 1990 are not subject to annual dollar caps on Lucent’s share of future benefit costs. The benefit obligation associated with this retiree group approximated 59% of the total U.S. retiree health care obligation as of December 31, 2008. Management employees who retired on or after March 1, 1990 have paid amounts above the applicable annual dollar caps on Lucent's share of future benefit costs since 2001.

F23

Beginning in 2009, the Group participated in a Medicare Private Fee For Service (PFFS) plan for Medicare eligible management retirees in the US.  Initially, the Group’s Medicare payments to the PFFS plan is somewhat higher than its Medicare payments to individuals. The Group expects the additional Medicare payments to the PFFS plan to decline by 90% over a 10-year period. However, the decrease for 2010 will be larger than anticipated. The Group expects to reflect this effect during the 2009 third quarter when it finalizes its negotiations with the PFFS plan provider.

Lucent’s collective bargaining agreements were ratified during December 2004 and address retiree health care benefits, among other items. Lucent agreed to continue to subsidize these benefits up to the established cap level consistent with current actuarial assumptions. Except for costs attributable to an implementation period that ended on February 1, 2005, costs that are in excess of this capped level are being borne by the retirees in the form of premiums and plan design changes. Lucent also agreed to establish a US$ 400 million trust that is being funded by Lucent over eight years and managed jointly by trustees appointed by Lucent and the unions. This trust is currently being funded by Section 420 transfers from the over funded Occupational Pension Plan. The trust is being used to mitigate the cost impact on retirees of premiums or plan design changes. The agreements also acknowledge that retiree health care benefits will no longer be a required subject of bargaining between Lucent and the unions.

The amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of (i) the cumulative unrecognized net actuarial losses and past service cost, (ii) the present value of any available refunds from the plan, and (iii) any reduction in future contributions to the plan. As Lucent currently intends to use eligible excess pension assets applicable to formerly represented retirees to fund certain retiree healthcare benefits for such retirees, such use has been considered as a reimbursement from the pension plan. The funded status of the formerly represented retiree health care obligation of € 1,607 million as of June 30, 2009 (€ 1,479 million as of December 31, 2008), the present value of Medicare Part D subsidies of approximately € 262 million as of June 30, 2009 (as this amount is currently netted in the retiree health care obligation - € 272 million as of December 31, 2008) and the present value of future service costs of € 46 million as of June 30, 2009 (€ 61 million as of December 31, 2008) have been considered in determining the asset ceiling limitation for Lucent's pension plans as of June 30, 2009.

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. Based on latest estimates, as of the January 1, 2009 valuation date, there were approximately € 1.8 billion of pension plan assets that would be eligible for "collectively bargained" transfers to fund retiree health care costs for Lucent’s formerly represented retirees (alternatively, € 2.1 billion would be available for “multi-year” transfers, which also require the plan to remain 120% funded during the transfer period). This amount is sufficient to address the obligation arising from the healthcare being provided to Lucent’s formerly represented retirees and as a result the Group should be able to utilize pension plan assets for Section 420 “collectively bargained” or “multi-year” transfers to fund all its health care obligations for Lucent’s formerly represented retirees. Changes in plan asset values, funding levels or new legislation could result in significant changes in the asset ceiling that will impact our equity and could impact the ultimate amount of plan assets eligible for Section 420 transfers.

In December 2008, the Group made a Section 420 transfer of US$ 653 million to cover the health care costs for Lucent's formerly represented retirees for 2008 and nine months of 2009. This had an US$ 270 million positive impact in the consolidated statement of cash flows in the fourth quarter of 2008.

The impact of the different actuarial assumptions on the level of the funded status could have consequences on the funding requirements and the determination of the asset ceiling, which would affect our ability to make Section 420 transfers in the future and use the overfunding of some pension plans to fund underfunded healthcare plans related to the same beneficiaries.

h/ Revenue recognition

As indicated in note 1o, revenue is measured at the fair value of the consideration received or to be received when the Group has transferred the significant risks and rewards of ownership of a product to the buyer.

For revenues and expenses generated from construction contracts, the Group applies the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can, however, occur throughout the life of the contract, which can have significant impacts on future net income (loss).

Although estimates inherent in construction contracts are subject to uncertainty, certain situations exist whereby management is unable to reliably estimate the outcome of a construction contract. These situations can occur during the early stages of a contract due to a lack of historical experience or throughout the contract as significant uncertainties develop related to additional costs, claims and performance obligations, particularly with new technologies. During the fourth quarter of 2007, as a result of cost overruns and major technical problems that we experienced in implementing a large W-CDMA contract, we determined that we could no longer estimate with sufficient reliability the final revenue and associated costs of such contract. As a result, we expensed all the contract costs incurred to that date, but we only recognized revenues to the extent that the contract costs incurred were recoverable. Consequently, revenues of € 72 million and cost of sales of € 298 million were recognized in 2007 in connection with this construction contract. The negative impact on income (loss) before income tax and discontinued operations of changing from the percentage of completion method to this basis of accounting was € 98 million for 2007. No change in the accounting treatment occurred in 2008 and during the first six months of 2009. If and when reliable estimates become available, revenue and costs associated with the construction contract will then be recognized respectively by reference to the stage of completion of the contract activity at the statement of financial position date. Future results of operations may therefore be impacted.

F24

For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, provided the transaction adheres to certain criteria (as prescribed by the Statement of Position SOP 97-2 of the American Institute of Certified Public Accountants, or the AICPA), such as the existence of sufficient vendor-specific objective evidence ("VSOE") to determine the fair value of the various elements of the arrangement.

Some of the Group's products include software that is embedded in the hardware at delivery. In those cases, where indications are that software is more than incidental, such as where the transaction includes software upgrades or enhancements, more prescriptive software revenue recognition rules are applied to determine the amount and timing of revenue recognition. As products with embedded software are continually evolving, as well as the features and functionality of the product driven by software components that are becoming more critical to their operation and success in the market, the Group is continually assessing the applicability of some of the guidance of SOP 97-2 including whether software is more than incidental. Several factors are considered in making this determination including (i) whether the software is a significant focus of the marketing effort or is sold separately, (ii) whether updates, upgrades and other support services are provided on the software component and (iii) whether the cost to develop the software component of the product is significant in relation to the costs to develop the product as a whole. The determination of whether the evolution of our products and marketing efforts should result in the application of some of SOP 97-2 guidance requires the use of significant professional judgment. Further, the Group believes that reasonable people evaluating similar facts and circumstances may come to different conclusions regarding the most appropriate accounting model to apply in this environment. Our future results of operations may be significantly impacted, particularly due to the timing of revenue recognition, if we change our assessment as to whether software is incidental, particularly if VSOE or similar fair value cannot be obtained with respect to one or more of the undelivered elements.

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on the net income (loss) could be significant.

It can be difficult to evaluate the Group’s capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on the Group’s capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded (see note 2b above).

Alcatel-Lucent had a fire in a newly-built factory containing new machinery. Non recoverable assets having a net book value of € 4 million were written off as of September 30, 2008 representing an equivalent negative impact on cost of sales in 2008. The cost of the physical damage and business interruption are insured and will give right to an indemnity claim, the amount of which is currently being assessed by our insurers. Indemnity payments will be accounted for as other revenue once virtually certain and reliable estimates are available, which could take up to one to two years to determine. Other revenue of € 16 million was accounted for during the first six months 2009 related to the indemnification of damaged assets.

i/ Purchase price allocation of a business combination

In a business combination, the acquirer must allocate the cost of the business combination at the acquisition date by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at fair value at that date. The allocation is based upon certain valuations and other studies performed with the assistance of outside valuation specialists. Due to the underlying assumptions made in the valuation process, the determination of those fair values requires estimations of the effects of uncertain future events at the acquisition date and the carrying amounts of some assets, such as fixed assets, acquired through a business combination could therefore differ significantly in the future.

As prescribed by IFRS 3, if the initial accounting for a business combination can be determined only provisionally by the end of the reporting period in which the combination is effected, the acquirer must account for the business combination using those provisional values and has a twelve-month period to complete the purchase price allocation. Any adjustment of the carrying amount of an identifiable asset or liability made as a result of completing the initial accounting is accounted for as if its fair value at the acquisition date had been recognized from that date. Detailed adjustments accounted for in the allocation period are disclosed in note 3.

F25

Once the initial accounting of a business combination is complete, only errors may be corrected.

j/ Accounting treatment of convertible bonds with optional redemption periods/dates before contractual maturity

Some of our convertible bonds have optional redemption periods/dates before their contractual maturity as described in note 15. All the convertible bonds issues by Alcatel-Lucent were accounted for in accordance with IAS 32 requirements (paragraphs 28 to 32) as described above in note 1-m. Classification of the liability and equity component of a convertible instrument is not revised as a result of a change in the likelihood that a conversion will be exercised. On the other hand, in case of optional redemption periods/dates occurring before the contractual maturity of the debenture, the likelihood of a redemption before the contractual maturity could lead to a change in the estimated payments. As prescribed by IAS 39, if an issuer revises the estimates of payment, due to reliable new estimates, it must adjust the carrying amount of the instrument by computing the present value of remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss.

As described in notes 6, 15 and 17, such a change in estimates occurred during the second quarter of 2009 regarding Lucent’s 2.875% Series A convertible debenture. Similar changes in estimates could occur in the future for all convertible debentures with optional redemption periods/dates. The potential impact from a change in the Group’s estimate of redemption triggers on all of Lucent’ convertible debt on “other financial income (loss)” will be a loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying amount derived from the split accounting as described in note 1-m. An approximation of the potential negative impact in “other financial income (loss)” is the carrying amount of the equity component, as disclosed in notes 15 and 17.

If all or some of the holders of Lucent’s 2.875% Series A convertible debentures do not ask for redemption on the first optional redemption date (i.e. on June 15, 2010), the estimated cash flows related to the remaining debt will then be revised accordingly, if new estimates are considered as reliable, with corresponding potential positive impact on “other financial income (loss)”. The initial accounting treatment could then be reinstituted.

Note 3 Changes in consolidated companies

The main changes in consolidated companies for the first six months of 2009 were as follows.

•

On April 30, 2009, we and Bharti Airtel announced the formation of a joint venture to manage Bharti Airtel’s pan-India broadband and telephone services and help Airtel’s transition to a next generation network across India. A new legal entity is being formed which will be fully consolidated by us before the end of 2009.

•

The sale of our 20.8% stake in Thales was completed during the second quarter of 2009 with a capital gain of € 255 million accounted for in “other financial income (loss)”. This capital gain takes into account the € 191 million corresponding to the remaining part of the capital gain that was accounted for on different assets disposed of or contributed to Thales in the past, and which was eliminated as an intra-group transaction.

•

The purchase price of €670 million paid to the Group by Thales for the disposal of the space business completed in 2007 was subject to adjustment in 2009. As a result, Thales is required to pay to the Group an additional € 130 million (before fees), which is accounted for in “income from discontinued operations”.

The main changes in consolidated companies for 2008 were as follows:

•

On December 19, 2008, Alcatel-Lucent and Dassault Aviation announced that they had signed the definitive agreement to sell our shares in Thales (41,262,481 shares) at a price of € 38 per share, representing a total value of € 1.57 billion. The closing of the transaction, subject to regulatory and administrative approvals (mainly relative to antitrust), was foreseen for spring 2009. The carrying value of our shares was therefore reclassified as “assets held for sale” as of December 31, 2008. As the fair value less costs to sell was higher than the carrying value as of December 31, 2008, such carrying value was not adjusted. The amount of the capital gain that would be accounted for in “other financial income (loss)”, after the disposal of our shares had been completed, depended on the definitive amount of Thales’ equity as of December 31, 2008, which was not known when our 2008 consolidated financial statements were closed. The carrying value of our shares and the share in net income of equity affiliates related to Thales were based upon the available estimates that Thales management provided at the date of publication of the 2008 consolidated financials. The remaining part of the capital gain that was accounted for on our different assets disposed of or contributed to Thales in the past, and which was eliminated as an intra-group transaction, was accounted for also in”other financial income (loss)”, as part of the capital gain on the disposal of Thales shares, in the second quarter of 2009, representing a positive impact of € 191 million.

F26

•

On May 12, 2008, Alcatel-Lucent and Reliance Communications announced the formation of a global joint venture to offer managed network services to telecom operators. The first project of this joint venture is to provide managed services for Reliance Communications CDMA and GSM networks in India. Alcatel-Lucent controls the operations of the joint venture and fully consolidates it.

•

On June 17, 2008, Alcatel-Lucent announced that it had entered into a definitive agreement to acquire Motive, Inc, a leading provider of service management software for broadband and mobile data services, through a cash tender offer for all outstanding Motive shares at a price of US $2.23 per share, representing a value of approximately US$67.8 million. Based upon the preliminary purchase price allocation, goodwill for this acquisition amounted to € 58 million as of December 31, 2008.

Note 4 Information by operating segment and by geographical segment

In accordance with IFRS 8 “Operating Segments”, the information by operating segment comes from the business organization and activities of Alcatel-Lucent.

The tables below present information for the operating segments described hereunder. They take into account the new organization announced in the fourth quarter 2008 and comprise four operating segments: Applications Software, Carrier, Services and Enterprise. This new organization was effective January 1, 2009.

The information reported for each of our four operating segments is the same as that presented to the Chief Operating Decision Maker (i.e. the Chief Executive Officer) and is used to make decisions on resource allocation and to assess performance. As of January 1, 2009, the four operating segments are:

•

Carrier: streamlined to encompass only four business divisions, IP, Optics, Wireless and Wireline.

•

Applications Software: a new operating segment that consolidates the various software businesses that were previously spread throughout the Group, and is designed to increase our focus on and support for our software applications business. The Applications Software segment is an integral part of our new strategic focus on new services and applications that combine the trusted capabilities of the network with the creative services delivered over the internet. This segment consists of the Applications Software business division that had previously been part of the former Carrier business group, the Genesys contact center software business that had previously been part of the Enterprise business group, and the Operations Support Systems and Business Support Systems (OSS/BSS) software businesses that had previously been part of the Services business group.

•

Enterprise: focused on small, medium and large enterprises and is unchanged compared to the former Enterprise business group apart from the exclusion of Genesys now reported under the Applications Software segment.

•

Services: focused on managed services, professional services, and network integration. It no longer includes OSS/BSS (operations support systems/business support systems) software activities that are now part of the Applications Software segment.

The information presented below is restated to take into account the new organization described above. Additionally, the presentation of certain other information, such as the difference between the employee bonus accrual and the initially budgeted amount is modified to be presented within each operating segment, whereas it used to be presented in the “Other & and unallocated amounts” column in the former segment information.

The information by operating segment follows the same accounting policies as those used and described in these condensed interim consolidated financial statements.

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

F27

a/ Information by operating segment

(In millions of euros)
Six months ended June 30, 2009	Carrier	Applications Software	Enterprise	Services	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	4,598	496	487	1,664	7,245	258	7,503
Revenues from transactions with other operating segments	5	19	16	6	46
Revenues from operating segments	4,603	515	503	1,670	7,291
Segment operating income (loss)	(290)	(51)	(42)	23	(359)	43	(316)

(In millions of euros)
Six months ended June 30, 2008	Carrier	Applications Software	Enterprise	Services	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	5,230	460	592	1,464	7,746	219	7,965
Revenues from transactions with other operating segments	10	17	11	6	44
Revenues from operating segments	5,240	477	603	1,470	7,790
Segment operating income (loss)	81	(42)	35	66	140	(11)	129

b/ Reconciliation to consolidated financial statements

(In millions of euros)
	Six months ended June 30, 2009	Six months ended June 30, 2008
Revenues from reportable segments	7,291	7,790
Revenues from Other segment	258	219
Intersegment eliminations	(46)	(44)
Total Group revenues	7,503	7,965
Reportable segments operating income (loss)	(359)	140
Operating income (loss) from Other segment and unallocated amounts	43	(11)
Segment operating income (loss)	(316)	129
PPA adjustments (excluding restructuring costs and impairment of assets)	(140)	(256)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(456)	(127)
Restructuring costs	(201)	(387)
Impairment of assets	-	(810)
Post-retirement benefit plan amendments	(1)	(18)
Gain/(loss) on disposal of consolidated entities	-	(1)
Income (loss) from operating activities	(658)	(1,343)

(1) Including € 27 million of patents at net book value that were sold during the first six months of 2008. The net book value is based on fair value resulting from the purchase price allocation of the Lucent business combination. The capital gain included in the segment operating income amounted to € 61 million in 2008, of which € 31 million occurred during the first six months.

F28

c/ Information by geographical segment

	(In millions of euros)
	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.A.	Other Americas	Rest of world	Conso- lidated
Six months ended June 30, 2009 – Revenues
- by customer location	759	1,472	303	1,510	2,161	592	706	7,503
Six months ended June 30, 2008 - Revenues
- by customer location	642	1,685	427	1,457	2,403	672	679	7,965

Note 5 Share-based payments (stock option plans)

Impact on income (loss) from operating activities of share-based payments resulting from stock options, stock purchase plans and restricted stocks units and restricted cash units

Compensation expense recognized for share-based payments in accordance with IFRS 2 is analyzed as follows:

	(In millions of euros)
	Six months ended June 30, 2009	Six months ended June 30, 2008
Compensation expense for share-based payments	32	49
Presented in the income statement:
- cost of sales	9	12
- administrative and selling expenses	15	22
- research and development costs	9	13
- restructuring costs	(1)	2
Of which equity settled	32	47
Of which cash settled	0	2

Only share-based payment plans established after November 7, 2002, and whose share-based payments that were not yet fully vested at January 1, 2005, are restated according to IFRS 2 “Share-based Payment”. Those share-based payments that were fully vested at December 31, 2004 did not result in a charge due to the adoption of IFRSs in subsequent accounting periods.

By simplification, for historical Alcatel plans, during the vesting period and as a result of employees leaving the Group, no share-based payment forfeitures are taken into account when determining compensation expense for share-based payments granted. During the vesting period and as a result of employees leaving the Group, the accounting impact of share-based payment forfeiture is recognized when the forfeiture occurs. For share-based payments cancelled by forfeiture before the end of the vesting period, this can mean correcting the charge, recognized in prior accounting periods, in the period following the forfeiture.

During the vesting period, estimated annual forfeiture rates of 7% for Lucent plans and 5% for share-based payments granted by Alcatel-Lucent since March 2007 are applied when determining compensation expense. The estimated forfeiture rate is ultimately adjusted to actual.

Share-based payments cancelled after the vesting period and share-based payments not exercised do not result in correcting charges previously recognized.

Stock options

Fair value of options granted by historical Alcatel (prior to December 1, 2006) and by Alcatel-Lucent (after December 1, 2006)

The fair value of stock options is measured at grant date using the Cox-Ross-Rubinstein binomial model. This allows behavioral factors governing the exercise of stock options to be taken into consideration and to consider that all options will not be systematically exercised by the end of the exercise period. The expected volatility is determined as being the implied volatility at the grant date.

F29

Assumptions for the plans representing more than 1,000,000 outstanding options related to historical Alcatel (before December 1, 2006) and Alcatel-Lucent (after December 1, 2006) are as follows:

•

expected volatility: 40% for the March 2005 plan, 32% for the March 2006 plan, 33% for the March 2007 plan, 45% for the March 2008 plan and 64% for the March 2009 plans;

•

risk-free rate: 3.50% for the March 2005 plan and March 2006 plan, 4% for the March 2007 plan, 3.90% for the March 2008 Plan and 3.00% for the March 2009 plans;

•

distribution rate on future income: 0% in 2005, 1% for March 2006 plan and 0.8% for later years.

Based on these assumptions, the fair values of historical Alcatel options (before December 1, 2006) and Alcatel-Lucent options (after December 1, 2006) used in the calculation of compensation expense for share-based payments are as follows:

•

March 2005 plan with an exercise price of € 10.00: fair value of € 3.72;

•

March 2006 plan with an exercise price of € 11.70: fair value of € 3.77;

•

March 2007 plan with an exercise price of € 9.10: fair value of € 3.04;

•

March 2008 plan with an exercise price of € 3.80: fair value of € 1.50;

•

March 2009 plan with an exercise price of € 2.00: fair value of € 0.49;

•

March 2009 all employees plan with an exercise price of € 2.00: fair value of € 0.46;

•

Other plans have fair values between € 0.69 and € 4.18 and a weighted average fair value of € 2.06.

Lucent stock-based awards:

The fair values were recalculated at November 30, 2006, the business combination date, with the following assumptions:

•

expected volatility: 26.20% to 32.37% depending on the remaining life of the options;

•

risk-free rate: 3.35% to 3.62% depending on the remaining life of the options;

•

distribution rate on future income: 0.8%.

The estimated fair value of outstanding stock awards as of November 30, 2006 was € 133 million, consisting of € 96 million for vested options and € 37 million for unvested options.

Characteristics of stock option plans or stock purchase plans recognized in compliance with IFRS 2

Vesting conditions:

The following rules are applicable to all plans granted by historical Alcatel in 2005 and 2006 and by Alcatel-Lucent in 2007, 2008 and 2009 except for the March 2009 all employees plan and for options granted after May 2008 to Management Committee members:

•

Vesting is gradual: options vest in successive portions over 4 years, for which 25% of the options are vested if the employee remains employed after 12 months and, for each month after the first year, 1/48 of the options are vested if the employee remains employed by the Group;

•

Exercise period depends on country: in some countries, stock options can be exercised as soon as they vest; in other countries, stock options cannot be exercised during a four-year vesting period. Whatever the beginning of the exercise period is, stock options terminate 8 years after the grant date.

Vesting conditions for the March 2009 all employees plan:

On March 18, 2009, our Board of Directors authorized the grant of 400 stock options to all of our employees, subject to compliance with the relevant laws of the countries where the beneficiaries work. The following rules are applicable:

•

These options will vest, subject to the service conditions, in two successive tranches, at 50% per year over two years;

•

Exercise period depends on country: in some countries, stock options can be exercised as soon as they vest; in other countries, stock options cannot be exercised during a four-year vesting period. Whatever the beginning of the exercise period is, stock options terminate 8 years after the grant date.

F30

Vesting conditions for options granted after May 2008 to Management Committee members:

The following rules are applicable to all options granted after May 2008 by Alcatel-Lucent to Management Committee members:

•

Vesting is gradual: options vest linearly over 4 years (25% per year);

•

Exercise period depends on country: in some countries, stock options can be exercised as soon as they vest; in other countries, stock options cannot be exercised during a four-year vesting period. Whatever the beginning of the exercise period is, stock options terminate 8 years after the grant date.

•

Performance conditions for option grants applicable to members of our Management Committee: Options granted to members of our Management Committee are subject to the same conditions as those governing all other beneficiaries. In addition,  in compliance with the commitment made by our Board of Directors at the Annual Shareholders’ Meeting held on May 30, 2008, 50% of the options granted after this date to Management Committee members are also subject to an additional exercisability condition linked to the performance of Alcatel-Lucent shares. The share price of Alcatel-Lucent shares will be measured yearly in relation to a representative sample of 14 peer group companies that are solution and service providers in the telecommunications equipment sector (this figure may be revised in line with market changes). The number of vested stock options that will be exercisable will be measured annually in proportion to our stock price’s performance as compared to our peer group. This annual measurement will occur over a four-year period, beginning from the grant date. At the Board meeting closest to the end of each twelve month period, our Board, after consultation with the Compensation Committee, will determine whether or not the stock performance target has been met for the prior year, based on an annual study conducted by a third party consulting firm.

Certain plans that existed at companies acquired in business combinations were converted into historical Alcatel or Alcatel-Lucent subscription stock option plans or stock purchase plans. For plans of companies acquired, the vesting conditions and the option lives of the original plans remain in place.

For former Lucent stock options, vesting rules remain unchanged. Stock options usually vest linearly over a 4-year period (25% per year) and can be exercised as soon as they vest.

Conditions of settlement:

All stock options granted by historical Alcatel, Lucent (prior to the business combination) or Alcatel-Lucent are exclusively settled in shares.

F31

Number of options granted and changes in number of options

Stock option plans covered by IFRS 2 (excluding all Lucent plans) and the change in number of stock options generating compensation expense are:

	2005 Plans		2006 Plans
Exercise price	€ 10.00	€ 8.80 to € 11.41	€ 11.70	€ 9.30 to € 12.00
Exercise period From To	10/03/06 10/03/09 09/03/13 09/03/13	03/01/06 01/09/09 02/01/13 31/08/13	08/03/07 08/03/10 07/03/14 07/03/14	15/05/07 08/11/10 14/05/14 07/11/14
Granted	16,756,690	848,250	-	-
Exercised	-	-	-	-
Forfeited	(707,210)	(26,200)	-	-
Expired	-	-	-	-
Outstanding at December 31, 2005	16,049,480	822,050	-	-
Granted	-	-	17,009,320	581,150
Exercised	(158,438)	(9,773)	-	-
Forfeited	(654,528)	(103,780)	(482,130)	(7,100)
Expired	-	-	-	-
Outstanding at December 31, 2006	15,236,514	708,497	16,527,190	574,050
Granted	-	-	-	-
Exercised	(133,932)	(6,611)	-	-
Forfeited	(1,080,029)	(83,407)	(1,272,052)	(72,968)
Expired	-	-	-	-
Outstanding at December 31, 2007	14,022,553	618,479	15,255,138	501,082
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(912,558)	(31,029)	(1,083,347)	(17,238)
Expired	-	-	-	-
Outstanding at December 31, 2008	13,109,995	587,450	14,171,791	483,844
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(582,117)	(38,638)	(409,611)	(6,155)
Expired	-	-	-	-
Outstanding at June 30, 2009	12,527,878	548,812	13,762,180	477,689
Of which could be exercised	12,527,878	542,536	11,480,677	336,754
Average share price at exercise during the period	-	-	-	-

F32

	2007 Plans		2008 Plans		2009 Plans		Total 2005 plans to 2009 plans
Exercise price	€ 9.10	€ 6.30 to € 10.0	€ 3.80	€ 2.00 to € 4.40	€ 2.00	€ 2.00
Exercise period From To	28/03/08 28/03/11 27/03/15 27/03/15	01/03/08 15/11/11 28/02/15 14/11/15	25/03/09 25/03/12 24/03/16 24/03/16	04/04/09 31/12/12 03/04/16 30/12/16	18/03/10 18/03/13 17/03/17 17/03/17	18/03/10 18/03/13 17/03/17 17/03/17
Outstanding at December 31, 2004	-	-	-	-	-	-	-
Granted	-	-	-	-	-	-	17,604,940
Exercised	-	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-	(733,410)
Expired	-	-	-	-	-	-	-
Outstanding at December 31, 2005	-	-	-	-	-	-	16,871,530
Granted	-	-	-	-	-	-	17,590,470
Exercised	-	-	-	-	-	-	(168,211)
Forfeited	-	-	-	-	-	-	(1,247,538)
Expired	-	-	-	-	-	-	-
Outstanding at December 31, 2006	-	-	-	-	-	-	33,046,251
Granted	40,078,421	838,454					40,916,875
Exercised	-	-	-	-	-	-	(140,543)
Forfeited	(1,349,135)	(17,500)	-	-	-	-	(3,875,091)
Expired	-	-	-	-	-	-	-
Outstanding at December 31, 2007	38,729,286	820,954	-	-	-	-	69,947,492
Granted	-	-	47,987,716	3,326,100	-	-	51,313,816
Exercised	-	-	(5,000)	-	-	-	(5,000)
Forfeited	(3,822,248)	(139,790)	(2,543,315)	-	-	-	(8,549,525)
Expired	-	-	-	-	-	-	-
Outstanding at December 31, 2008	34,907,038	681,164	45,439,401	3,326,100	-	-	112,706,783
Granted	-	-	-	-	30,656,400	21,731,110	52,387,510
Exercised	-	-	-	-	-	-	-
Forfeited	(793,203)	(17,645)	(1,325,076)	(338,467)	(457,600)	-	(3,968,512)
Expired	-	-	-	-	-	-	-
Outstanding at June 30, 2009	34,113,835	663,519	44,114,325	2,987,633	30,198,800	21,731,110	161,125,781
Of which could be exercised	20,157,934	316,297	14,387,828	953,857	-	-	60,703,761
Average share price at exercise during the period	-	-	-	-	-	-	-

F33

For Lucent stock option plans covered by IFRS 2, the changes in number of stock options generating compensation expense are:

	Lucent plans
Exercise price	€ 9.35	€ 10.89	€ 0.28 to € 10.00	€ 10.01 to € 20.00	Total
Exercise period From To	01/11/07 31/10/13	01/12/06 30/11/12	01/12/06 03/12/06 03/05/14	01/12/06 01/12/06 01/02/14
Outstanding at December 1, 2006	6,088,483	4,569,566	283,121	606,827	11,547,997
Granted	-	-	-	-	-
Exercised	-	-	-	-	-
Cancelled	(73,030)	(21,860)	-	(185)	(95,075)
Outstanding at December 31, 2006	6,015,453	4,547,706	283,121	606,642	11,452,922
Granted	-	-	-	-	-
Exercised	(11,636)	(9,724)	(95,532)	-	(116,892)
Cancelled	(1,195,101)	(418,321)	(59,667)	(350,903)	(2,023,992)
Outstanding at December 31, 2007	4,808,716	4,119,661	127,922	255,739	9,312,038
Granted	-	-	-	-	-
Exercised	-	-	(143)	-	(143)
Cancelled	(1,098,706)	(669,879)	(58,726)	(169,054)	(1,996,365)
Outstanding at December 31, 2008	3,710,010	3,449,782	69,053	86,685	7,315,530
Granted	-	-	-	-	-
Exercised	-	-	(4)	-	(4)
Cancelled	(164,671)	(278,928)	(43,249)	(48,846)	(535,694)
Outstanding at June 30, 2009	3,545,339	3,170,854	25,800	37,839	6,779,832
Of which could be exercised	1,953,407	2,509,255	25,643	34,810	4,523,115
Average share price at exercise during the period	-	-	€ 1.53	-	€ 1.53

Restricted Cash Units (RCUs)

The Board decided at its meeting held on April 4, 2008 to award up to 366,300 Restricted Cash Units (RCUs) to Patricia Russo if certain criteria were met over the two-year period following the Board’s decision. They were cancelled when Patricia Russo left the Group. These restricted cash units had therefore no impact on the net result for the six months ended June 30, 2009.

Restricted Stock Units (RSUs) or Performance shares

Fair value of Performance shares granted by Alcatel-Lucent

The fair value of performance shares is measured at grant date as being the Alcatel-Lucent share price discounted by the assumed distribution rate on future income, set at 0.8% per year.

Based on this assumption, the fair values of Alcatel-Lucent performance shares used in the calculation of compensation expense for share-based payments are as follows:

•

September 17, 2008 plan: fair value of € 3.05;

•

October 29, 2008 plan: fair value of € 1.63;

•

March 2009 plan: fair value of € 1.19;

Vesting conditions:

The following rules are applicable to all performance share plans granted by Alcatel-Lucent:

•

Service condition: For a beneficiary who is an employee and/or Executive Officer of a company within the Group with its registered office in France, his/her performance shares will vest at the end of a two-year vesting period. Such performance shares will be available following the expiration of a two-year holding period. For a beneficiary who is an employee and/or Executive Officer of a company within the Group with its registered office outside of France, the vesting period is four years, with no additional holding period;

•

Performance condition: Evaluation of the Group’s performance must be based on the same criteria as those used for the Global Annual Incentive Plan. For each of the criteria, quantified targets will be fixed at the start of each year for the current fiscal year. At the end of the two or four-year vesting periods, so long as the beneficiary has been an employee of the Group for two years (with limited exceptions) the number of performance shares that will vest will depend on the achievement, based on an average, of the annual Group performance targets set by our Board for the two or four-year periods.

F34

Conditions of settlement:

All performance shares granted by Alcatel-Lucent are exclusively settled in shares.

Number of performance shares granted and changes in number of performance shares

Performance shares covered by IFRS 2 and the change in number of performance shares generating compensation expense are:

	(In number of performance shares)
Grant date	17/09/2008	29/10/2008	18/03/2009
Outstanding at December 31, 2007	-	-	-
Granted	100,000	250,000	-
Acquired	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2008	100,000	250,000	-
Granted	-	-	6,982,956
Acquired	-	-	-
Forfeited	-	-	-
Outstanding at June 30, 2009	100,000	250,000	6,982,956

Note 6 Financial income (loss)

(In millions of euros)
	Six months ended June 30, 2009	Six months ended June 30, 2008
Finance costs	(120)	(98)
Dividends	1	3
Provisions for financial risks	-	2
Impairment of financial assets	-	1
Net exchange gain (loss)	10	(13)
Financial component of pension and post-retirement benefit costs	14	204
Actual and potential capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities (1)	268	19
Other (2)	(151)	(23)
Other financial income (loss)	142	193
Total financial income (loss)	22	95

(1) Of which for the six months ended June 30, 2009: a capital gain of € 255 million related to the disposal of Thales shares in May 2009.

(2) Of which for the six months ended June 30, 2009: a gain of € 50 million in Q1 2009 related to the partial repurchase of Lucent’s 7.75% bonds due March 2017 (see Note 17) and in Q2 2009 a loss of € 175 million related to change of estimated future cash flows related to Lucent’s 2.875 % Series A convertible debentures (see notes 15 and 17).

Note 7 Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale

Discontinued operations for the first six months of 2009 and 2008 are as follows:

•

for the first six months of 2009: adjustment of the selling price related to the disposal of the space business to Thales that was sold in 2007.

•

In 2008: adjustments on initial capital gain (loss) on discontinued operations that were sold or contributed in previous periods.

Other assets held for sale concern real estate property or businesses sales in progress at June 30, 2009 and real estate property sales in progress at June 30, 2008 and December 31, 2008.

F35

Income statement of discontinued operations	(In millions of euros)
	Six months ended June 30, 2009	Six months ended June 30, 2008
Revenues	-	-
Cost of sales	-	-
Gross profit	-	-
Administrative and selling expenses	-	-
Research and development costs	-	-
Net capital gain (loss) on disposal of discontinued operations (1)	129	-
Income (loss) from operations	129	-
Financial income (loss)	-	-
Other income (loss)	-	-
Income (loss) on discontinued operations	129	-

(1) The impact for the six months ended June 30, 2009 is related to adjustment of the purchase price related to the disposal to Thales of our space business (for more detail see note 3 of the annual report 2008).

Statement of financial position	(In millions of euros)
	June 30, 2009	December 31, 2008
Goodwill	-	-
Other assets	-	-
Cash	-	-
Assets of disposal groups	-	-
Real estate properties and other assets held for sale	55	45
Stake in Thales (1)	-	1,303
Assets held for sale	55	1,348
Customer deposits and advances	-	-
Other liabilities	-	-
Liabilities related to disposal groups held for sale	-	-

(1) The change between December 31, 2008 and June 30, 2009 of the carrying value of our stake in Thales was due to the disposal of our shares that occurred in May 2009.

The cash flows of discontinued operations for the six month period ended June 30, 2008 and June 30, 2009 are as follows:

	(In millions of euros)
	Six months ended June 30, 2009	Six months ended June 30, 2008
Net income (loss)	129	-
Net cash provided (used) by operating activities before changes in working capital	-	-
Other net increase (decrease) in net cash provided (used) by operating activities	-	-
Net cash provided (used) by operating activities (a)	-	-
Net cash provided (used) by investing activities (b)	118	-
Net cash provided (used) by financing activities (c)	-	-
Total (a) + (b) + (c)	118	-

F36

Note 8 Income tax

Analysis of income tax (expense) benefit

	(In millions of euros)
	Six months ended June 30, 2009	Six months ended June 30, 2008
Current income tax (expense) benefit	(11)	(53)
Deferred taxes related to the purchase price allocation for the Lucent transaction (1)	62	112
Deferred taxes related to Lucent’s post-retirement benefit plans	(9)	(35)
Deferred taxes related to the Lucent 2.875 % Series A convertible debenture (2)	68
Other deferred income tax (charge) benefit, net	(17)	(93)
Deferred income tax (expense) benefit, net	104	(16)
Income tax (expense) benefit	93	(69)

(1) Related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent.

 (2) Reversal of deferred tax liabilities related to the Lucent 2.875 % Series A convertible debentures (see notes 6, 15 & 17).

Note 9 Earnings per share

a/ Number of shares comprising the capital stock

Number of shares	Six months ended June 30, 2009	Six months ended June 30, 2008
Number of ordinary shares issued (share capital)	2,318,043,149	2,317,465,163
Treasury shares	(58,348,429)	(58,344,478)
Number of shares in circulation	2,259,694,720	2,259,120,685
Weighting effect of share issues for stock options exercised	(270)	(14,422)
Weighting effect of treasury shares	(19,490)	(18,794)
Weighting effect of share issues in respect of business combinations	-	-
Number of shares used for calculating basic earnings per share	2,259,674,960	2,259,087,469

b/ Earnings per share calculation

Basic earnings per share is computed using the number of shares issued, after deduction of the weighted average number of shares owned by consolidated subsidiaries and the weighting effect of shares issued during the year.

Diluted earnings per share takes into account share equivalents having a dilutive effect, after deducting the weighted average number of share equivalents owned by consolidated subsidiaries, but not share equivalents that do not have a dilutive effect. Net income (loss) is adjusted for after-tax interest expense relating to convertible bonds.

The dilutive effects of stock option and stock purchase plans are calculated using the "treasury stock method", which provides that proceeds to be received from the exercise of options or purchase of stock are assumed to be used first to purchase shares at market price. The dilutive effects of convertible bonds are calculated on the assumption that the bonds and notes will be systematically redeemed for shares (the "if converted method").

F37

The tables below reconcile basic earnings per share to diluted earnings per share for the periods presented:

	(in millions of euros)
Net income (loss)	Six months ended June 30, 2009	Six months ended June 30, 2008
Net income (loss) - basic	(388)	(1,283)
Adjustment for dilutive securities on net income: Interest expense related to convertible securities	-	-
Net income (loss) - diluted	(388)	(1,283)

Number of shares	Six months ended June 30, 2009	Six months ended June 30, 2008
Weighted average number of shares - basic	2,259,674,960	2,259,087,469
Dilutive effects:
- Equity plans (stock options, RSU)	-	-
- Alcatel-Lucent’s convertible bonds (OCEANE) issued on June 12, 2003	-	-
- 7.75% convertible securities	-	-
- 2.875% Series A convertible securities	-	-
- 2.875% Series B convertible securities	-	-
Weighted average number of shares - diluted	2,259,674,960	2,259,087,469

Earnings per share, attributable to the owners of the parent (in euros)	Six months ended June 30, 2009	Six months ended June 30, 2008
Basic	€ (0.17)	€ (0.57)
Diluted	€ (0.17)	€ (0.57)

Ordinary shares:

Ordinary shares owned by consolidated subsidiaries of the Group	Six months ended June 30, 2009	Six months ended June 30, 2008
Number of Alcatel-Lucent ordinary shares (weighted average number)	58,367,919	58,363,272
Number of Alcatel-Lucent share equivalents	-	-

Shares subject to future issuance:

	June 30, 2009	June 30, 2008
Number of stock options not exercised	237,521,855	232,565,803

The following table summarizes the number of potential ordinary shares that were excluded from the diluted per share calculation, because the effect of including theses potential shares was anti-dilutive:

	Six months ended June 30, 2009	Six months ended June 30, 2008
Equity plans (stock options, RSU)	7,621,264	1,312,339
Alcatel-Lucent’s convertible bonds (OCEANE) issued on June 12, 2003	63,192,019	63,192,019
7.75% convertible securities	37,557,287	44,463,052
2.875% Series A convertible securities	374,692,326	123,081,407
2.875% Series B convertible securities	439,888,791	144,497,572

Note 10 Impairment test of goodwill

Specific impairment test as of January 1, 2009 in connection with the new organization

Due to the new organization of our reporting structure effective from January 1, 2009 onwards (see note 4), an additional impairment test was performed as of January 1, 2009 on the goodwill relating to the Business Divisions which changed. The remaining goodwill as of December 31, 2008 was reallocated to the new Business Divisions using a relative value approach similar to the one used when an entity disposes of an operation within a Business Division. No impairment loss was accounted for in connection with this impairment test.

Annual impairment test of goodwill

The 2009 annual impairment tests of goodwill (performed in Q2 2009) did not result in any impairment loss.

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In those groups of cash generating units (“CGU” – please refer to note 1g) in which there is significant goodwill, the data and assumptions used for the goodwill impairment tests were as follows:

2009 annual Test	Net carrying amount of goodwill	Difference between recoverable amount and the carrying amount of the net assets	Discount rate	Valuation method
Optics Division	1,145	269	11.0%	Discounted cash flows and other data (1)
Maintenance Division	1,623	379	11.0%	Same as above (1)
Other CGU	1,434			Same as above (1)
TOTAL NET	4,202

(1) Discounted cash flows for 5 years plus a terminal value. Other data : multiples derived from market capitalizations.

Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between 0% and +2,5% depending on the CGU.

Impairment losses recognized in the income statement

					(In millions of euros)
Six months ended June 30, 2009	Carrier	Applications Software	Enterprise	Services	Other	Total Group
Impairment losses for goodwill	-	-	-	-		-
Impairment losses for intangible assets	-	-	(16)(1)	-	-	(16)
Impairment losses for property, plant and equipment
Impairment losses for shares in equity affiliates	-	-	-	-	-	-
Impairment losses for financial assets
TOTAL - NET	-	-	(16)	-	-	(16)
of which reversal of impairment loss	-	-	-	-	-	-

(1) Accounted for in restructuring costs.

					(In millions of euros)
Six months ended June 30, 2008	Carrier	Applications Software	Enterprise	Services	Other	Total Group
Impairment losses for goodwill	(810)(1)	-	-	-	-	(810)
Impairment losses for intangible assets	-	-	-	-	-	-
Impairment losses for property, plant and equipment	-	-	-	-	-	-
Impairment losses for shares in equity affiliates	-	-	-	-	(1)	(1)
Impairment losses for financial assets	-	-	-	-	1	1
TOTAL - NET	(810)	-	-	-	-	(810)
of which reversal of impairment loss	-	-	-	-	2	2

(1) Accounted for in a specific line item (“impairment of assets”) of the income statement.

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Note 11 Financial assets

(In millions of euros)
	June 30, 2009			December 31, 2008
	Other non-current financial assets(1)	Marketable securities(2)	Total	Other non-current financial assets(1)	Marketable securities(2)	Total
Financial assets available for sale (3)	347	222	569	585	253	838
Financial assets at fair value through profit or loss		803	803		653	653
Financial assets at amortized cost	105		105	111		111
Total	452	1,025	1,477	696	906	1,602

(1) Of which € 77 million matures within one year as of June 30, 2009 (€ 301 million as of December 31, 2008).

Of which € 43 million of financial assets at amortized cost represented a loan to one of Alcatel-Lucent's joint ventures as of June 30, 2009 (€ 42 million as of December 31, 2008).

(2) Of which € 1,025 million is current as of June 30, 2009 (€ 906 million as of December 31, 2008).

(3) Of which a decrease of € 252 million (US$ 328 million), including € 223 million of reclassification against general risks reserves (see note 16), related to the restricted cash on the Winstar litigation that was settled during the first quarter of 2009, representing a net positive impact in our cash provided by operating activities of € 24 million.

Note 12 Other assets and liabilities

(In millions of euros)
Other assets	June 30, 2009	December 31, 2008
Other current assets	1,404	1,395
Other non-current assets	502	650
Total	1,906	2,045
Of which:
Currency derivatives	202	185
Interest-rate derivatives - hedging	37	72
Interest-rate derivatives – other	405	379
Commodities derivatives	-	-
Other tax receivables	594	662
Other current and non-current assets	667	747

(In millions of euros)
Other liabilities	June 30, 2009	December 31, 2008
Other current liabilities	1,987	2,293
Other non-current liabilities	397	443
Total	2,384	2,736
Of which:
Currency derivatives	133	339
Interest-rate derivatives - hedging	1	1
Interest-rate derivatives – other	408	381
Commodities derivatives	1	7
Other tax payables	306	331
Accrued wages and social charges	899	968
Other current and non-current liabilities	636	709

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Note 13 Operating working capital

	(In millions of euros)
	June 30, 2009	December 31, 2008
Inventories and work in progress, net	2,198	2,196
Trade receivables and related accounts, net	3,424	4,330
Advances and progress payments	106	99
Customers’ deposits and advances	(593)	(929)
Trade payables and related accounts	(4,017)	(4,571)
Amounts due from customers on construction contracts	499	495
Amounts due to customers on construction contracts	(186)	(188)
Operating working capital, net	1,431	1,432

				(In millions of euros)
	December 31, 2008	Cash flow	Change in consolidated companies	Translation adjustments and other	June 30, 2009
Inventories and work in progress (1)	3,044	92	-	(145)	2,991
Trade receivables and related accounts (1)	4,900	(521)	-	(411)	3,968
Advances and progress payments	99	6	-	1	106
Customers’ deposits and advances (1)	(993)	(70)	-	374	(689)
Trade payables and related accounts	(4,571)	533	(6)	27	(4,017)
Operating working capital, gross	2,479	40	(6)	(154)	2,359
Product sales reserves – construction contracts (1)	(186)		-	18	(168)
Cumulated valuation allowances	(861)		-	101	(760)
Operating working capital, net	1,432	40	(6)	(35)	1,431

(1) Including amounts relating to construction contracts presented in the statement of financial position caption “amounts due from/to customers on construction contracts”.

Receivables sold without recourse

Balances

(In millions of euros)
	June 30, 2009	December 31, 2008
Outstanding amounts of receivables sold without recourse (1)	562	830

(1) Without recourse in case of payment default by the debtor. See accounting policies in note 1s.

Changes in receivables sold without recourse

(In millions of euros)
	Six months ended June 30, 2009	Six months ended June 30, 2008
Impact on cash flows from operating activities	(268)	(226)

Note 14 Share in net assets of equity affiliates and joint ventures

a/ Share in net assets of equity affiliates

	Percentage owned		Value (In millions of euros)
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
Thales (1)	-	-	-	-
2Wire	26.70%	26.70%	28	39
Other (less than € 50 million)	-	-	69	74
Share in net assets of equity affiliates			97	113

(1) Following the definitive agreement announced as of December 19, 2008 to sell our stake in Thales to Dassault Aviation, our shares were reclassified at this date from net assets in equity affiliates to assets held for sale. Our stake was disposed of in May 2009.

The Group’s share of net income (loss) of equity affiliates accounted for in 2008 was based on Thales’ results for 2008 adjusted for the purchase price allocation entries.

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b/ Change in share of net assets of equity affiliates

(In millions of euros)
	June 30, 2009	December 31,2008
Carrying amount at the beginning of the period	113	1,352
Change in perimeter of equity affiliates	-	(18)
Share of net income (loss) (1)	(6)	96
Net effect of exchange rate changes	-	4
Reclassification to assets held for sale (Thales shares)	-	(1,303)
Other changes	(10)	(18)
Carrying amount at the end of the period	97	113

Note 15 Compound financial instruments

	(In millions of euros)
	OCEANE
	June 30, 2009	December 31, 2008
Statement of financial position
Equity component	43	56
Equity	43	56
Convertible bonds – due after one year	1,016	1,002
Convertible bonds – due within one year and interest paid and payable	24	49
Financial debt	1,040	1,051
Income statement
Finance costs relating to gross debt	(30)	(74)

			(In millions of euros)
	7.75% Lucent		2.875% A, Lucent		2.875% B, Lucent
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
Statement of financial position
Equity component	93	109	20(1)	208	264	272
Equity	93	109	20	208	264	272
Convertible bonds – due after one year	586	654	-	345	384	386
Convertible bonds – due within one year and interest paid and payable	3	3	512(1)	1	1	1
Financial debt	589	657	512	346	385	387
Income statement
Finance costs relating to gross debt	(30)	(64)	(15)	(22)	(14)	(24)

(1) See comments below.

Compound financial instruments issued by Lucent before the business combination

2.875% Series A and B Convertible Debentures

The following table summarizes the specific terms of these securities.

	Series A	Series B
Amount	$750,000,000	$880,500,000
Conversion ratio	59.7015	65.1465
Conversion price	$16.75	$15.35
Redemption periods at the option of the issuer:
Provisional redemption periods	June 20, 2008 through June 19, 2010	June 20, 2009 through June 19, 2013
Optional redemption periods	After June 19, 2010	After June 19, 2013
Redemption dates at the option of the holder	June 15, 2010, 2015 and 2020	June 15, 2013 and 2019
Maturity dates	June 15, 2023	June 15, 2025

We re-assessed during the closing of the second quarter’s financial results the reliability of the future estimated cash flows from Lucent’s 2.875 % Series A convertible debentures. Based upon the remaining period until the next optional redemption date (i.e. June 15, 2010), the current and recent share price and other market data, we considered as a reliable estimate that bond holders will redeem the bonds on the optional redemption date.

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Therefore, the estimated future cash flows associated to this convertible debenture were changed and the accounting presentation was amended in accordance with IAS 39 requirements. This change in estimates represented an “other financial loss” of US$ 233 million (€ 175 million-see Note 6) and a corresponding increase in the carrying value of this financial debt compared to December 31, 2008 (see Note 17).

7.75% Convertible Securities (Liability to Subsidiary Trust Issuing Preferred Securities)

Lucent may redeem the debentures, in whole or in part, for cash at premiums ranging from 103.88% beginning March 20, 2007, to 100.00% on March 20, 2012 and thereafter. To the extent Lucent redeems debentures, the Trust is required to redeem a corresponding amount of trust preferred securities. Lucent has irrevocably and unconditionally guaranteed, on a subordinated basis, the payments due on the trust preferred securities to the extent Lucent makes payments on the debentures to the Trust.

Conversion ratio	40.3306
Conversion price	$24.80
Redemption period at Lucent’s option	After March 19, 2007
Maturity date	March 15, 2017

Some of these bonds were repurchased during the fourth quarter of 2008 and during the first quarter of 2009 (see note 17).

Note 16 Provisions

a/ Balance at closing

	(In millions of euros)
	June 30, 2009	December 31, 2008
Provisions for product sales	515	575
Provisions for restructuring	457	595
Provisions for litigation	141	392
Other provisions	869	862
Total (1)	1,982	2,424
(1) Of which: portion expected to be used within one year	1,128	1,630
portion expected to be used after one year	854	794

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b/ Change during the six months ended June 30, 2009

					(In millions of euros)
	December 31, 2008	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	June 30, 2009
Provisions for product sales (1)	575	182	(173)	(54)	-	(15)	515
Provisions for restructuring	595	179	(282)	(18)	-	(17)	457
Provisions for litigation (2)	392	15	(22)	(33)	-	(211)	141
Other provisions	862	55	(20)	(35)	1	6	869
Total	2,424	431	(497)	(140)	1	(237)	1,982
Effect on the income statement:
- Income (loss) from operating activities before restructuring, impairment of assets, capital gain on disposal of consolidated entities and post-retirement benefit plan amendments		(231)		110			(121)
- restructuring costs		(176)		18			(158)
- post-retirement benefit plan amendments (3)		(1)		-			(1)
- other financial income (loss)		(13)		-			(13)
- income taxes		(9)		12			3
- income (loss) from discontinued operations and gain/(loss) on disposal of consolidated shares		(1)		-			(1)
Total		(431)		140			(291)

(1) Excluding provisions for product sales on construction contracts which are accounted for in amounts due to/from customers on construction contracts (see note 13).

(2) € 1 million for interest accrued, a reversal for the difference between the initially estimated amount of the risk and the definitive amount of € 15 million and a reclassification against restricted cash for an amount of € 223 million (see note 11) due to the settlement of the Winstar litigation that occurred during the first quarter of 2009 (see note 21).

(3) Accounted for on a specific line item "Post-retirement benefit plan amendments" in the income statement. The € 1 million as of June 30, 2009 was reserved for the litigation disclosed in note 21 (Lucent's employment and benefits related cases) that concerns a previous healthcare plan amendment.

At period-end, contingent liabilities exist with regards to ongoing tax disputes and outstanding investigation related to the Foreign Corrupt Practices Act (FCPA) as disclosed in Note 21h. Neither the financial impact nor the timing of any cash payment that could result from an unfavorable outcome for certain of these disputes can be estimated at present and therefore nothing has been reserved as of June 30, 2009.

c/ Analysis of restructuring provisions

	(In millions of euros)
	June 30, 2009	December 31, 2008
Opening balance	595	698
Utilization during period	(282)	(588)
Charge during the period (1)	161	533
Effect of acquisition (disposal) of consolidated subsidiaries	-	-
Cumulative translation adjustments and other changes	(17)	(48)
Closing balance	457	595

(1) For the first six months of 2009, total restructuring costs were € 201 million, representing € 45 million of costs, valuation allowances or write-offs of assets of € 43 million and € 113 million for new restructuring plans and adjustments to previous plans. In addition, a finance cost of € 3 million, related to the reversal of the discount element included in provisions, was recorded in other financial income (loss).

For 2008, total restructuring costs were € 562 million, representing € 38 million of costs, valuation allowance on assets of € 35 million and € 489 million for new restructuring plans and adjustments to previous plans. In addition, a finance cost of € 6 million, related to the reversal of the discount element included in certain restructuring provisions, was recorded in other financial income (loss).

New restructuring plans were announced in July 2009 in various European countries. In accordance with IAS 37 requirements, no reserve related to these new plans was accounted for as of June 30, 2009. The corresponding reserves will be accounted for when the IAS 37 provision recognition criteria apply.

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d/ Restructuring costs

	(In millions of euros)
	Six months ended June 30, 2009	Six months ended June 30, 2008
Social costs	(113)	(367)
Valuation allowances or write-offs of assets	(43)	(15)
Other monetary costs	(45)	(5)
Total restructuring costs	(201)	(387)

Note 17 Financial debt

	(In millions of euros)
	June 30, 2009	December 31, 2008
Marketable securities – short term, net	1,025	906
Cash and cash equivalents	3,216	3,687
Cash, cash equivalents and marketable securities	4,241	4,593
(Convertible and other bonds – long-term portion)	(3,525)	(3,931)
(Other long-term debt)	(63)	(67)
(Current portion of long-term debt and short term debt)	(698)	(1,097)
(Financial debt, gross)	(4,286)	(5,095)
Derivative interest rate instruments – other current and non-current assets	37	72
Derivative interest rate instruments – other current and non-current liabilities	(1)	(1)
Loan to joint venturer – financial asset	37	42
Cash (financial debt), net	28	(389)

a/ Bonds

Balances at December 31, 2008 and at June 30, 2009:

			(In millions of euros)
Remaining amounts to be reimbursed	December 31, 2008	Currency translation impact	Other changes during the first six months of 2009	June 30, 2009
Issued by Alcatel:
- 4.375% - € 777 m due February 2009 (1)	777	-	(777)	-
- Oceane 4.75% - € 1,022 m (5) due January 2011 (1)	1,022	-	-	1,022
- 6.375% - € 462 m (5) due April 2014 (1)	462	-	-	462
Issued by Lucent:
- 7.75% - US$ 931 m (5) due March 2017 (2)	768	(7)	(77)	684
- 2.875% - US$ 750 m (5) Series A due June 2023 (2) (3) (4)	555	(8)	(15)	532
- 2.875% - US$ 881 m (5) Series B due June 2025 (2) (3)	661	(10)	-	651
- 6.50% - US$ 300 m(5) due January 2028	194	(3)	-	191
- 6.45% - US$ 1,360 m (5) due March 2029	879	(13)	-	866
Sub-total	5,318	(41)	(869)	4,408
Equity component of Oceane issued by Alcatel	(56)		13	(43)
Equity component of Lucent’s 2.875% Series A convertible debentures 4)	(208)	(8)	196	(20)
Equity component of other convertible bonds issued by Lucent	(382)	5	20	(357)
Fair value of interest rate instruments relating to bonds and expenses included in the calculation of the effective interest rate	35	-	13	48
Carrying amount of bonds	4,707	(44)	(627)	4,036

(1) Benefit from a full and unconditional subordinated guaranty from Lucent Technologies Inc (now known as Alcatel-Lucent USA Inc.).

(2) See note 15 for details on Put and Call options.

(3) Benefit from a full and unconditional subordinated guaranty from Alcatel-Lucent.

(4) Due to the change of estimated cash flows related to the 2.875 % Series A debentures, the carrying value of this bond was increased by US$ 233 million with a corresponding “other financial loss” as disclosed in Note 6. Refer to additional comments in Notes 2-j and 15.

(5) Face amounts outstanding as at June 30, 2009.

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Changes during the six month period ended June 30, 2009:

•

Repurchases (redemption before maturity date):

Lucent convertible bond 7.75% US$ due March 2017 was subject to partial buy-back and cancellation in the first quarter of 2009, using US$ 28 million in cash , corresponding to a nominal value of US$ 99 million.

Nominal value repurchased :

Lucent convertible bond 7.75% US$ due March 2017:

US$ 99,000,000

The consideration paid in connection with an early redemption of a convertible bond is allocated at the date of redemption between the liability and the equity components with an allocation method consistent with the method used initially. The amount of gain or loss relating to the liability component is recognized in “other financial income (loss)” and the amount of consideration relating to the equity component is recognized in equity.

A gain of € 50 million related to these repurchases was recorded in other financial income (loss) in the first quarter of 2009 (see Note 6).

•

Repayments

Alcatel-Lucent’s 4.375% EUR bond due February 2009 was repaid in February 2009 for a nominal value of € 777 million.

Changes in 2008:

•

Repurchases (redemption before maturity date):

Certain bonds were subject to buy-back and cancellation in 2008, using € 27 million and US$ 23 million in cash, corresponding to a nominal value of € 28 million and US$ 72 million, detailed as follows:

Nominal value repurchased :

Lucent convertible bond 7.75% US$ due March 2017:

US$ 72,229,000

Alcatel-Lucent 4.375% EUR bond due February 2009:

€ 27,801,000

The consideration paid in connection with an early redemption of a convertible bond is allocated at the date of redemption between the liability and the equity components with an allocation method consistent with the method used initially. The amount of gain or loss relating to the liability component is recognized in “other financial income (loss)” and the amount of consideration relating to the equity component is recognized in equity.

For straight bonds, the difference between the repurchased amount and the nominal value is included in financial income (loss) in other financial income (loss), net.

The gains related to these repurchases were respectively € 1 million and € 30 million for the Alcatel-Lucent 4.375% bond and the Lucent 7.75% bond representing a total gain of € 31 million in “other financial income (loss)”, net (see Note 6).

•

 Repayments

Lucent's 5.50% US$ bond was repaid in November 2008 for a nominal value of € 137 million.

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b/ Analysis by maturity date and type of rate

(In millions of euros)
	June 30, 2009	December 31, 2008
Current portion of long-term debt	512	776
Short-term debt	186	322
Financial debt due within one year (1)	698	1,098
Of which: - within 3 months	117	992
- between 3 and 6 months	21	86
- between 6 and 9 months	33	10
- above 9 months (1)	527	10
from July 1, 2010 to December 31, 2010	3
2010 (1)		357
2011 (2)	1,054	1,039
2012	10	6
2013	388	392
2014 and thereafter	2,133	2,203
Financial debt due after one year (3)	3,588	3,997
Total	4,286	5,095

(1) Of which € 512 million related to the 2023 Lucent 2.875 % Series A convertible debentures, due to the existence of a put option exercisable as of June 15, 2010 (€ 345 million as of December 31, 2008).

(2) Of which € 1,016 million related to the Oceane 4.75 % due January 2011, as of June 30, 2009 (€ 1,002 million as of December 31, 2008).

(3) The convertible securities may be retired earlier based on early redemption or buy back options. See note 15. In case of optional redemption periods/dates occurring before the contractual maturity of the debenture, the likelihood of the redemption before the contractual maturity could lead to a change in the estimated payments. As prescribed by IAS 39, if an entity revises the estimates of payment, due to reliable new estimates, it shall adjust the carrying amount of the instrument by computing the present value of remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss.

Breakdown of the debt by type of rate

Financial debt at fixed rate after hedging is approximately 90% of the total gross debt as of June 30, 2009, compared to 56% at the end of 2008.

c/ Credit rating

At July 29, 2009, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B1	Not Prime	Negative	February 18, 2009	April 3, 2008
Standard & Poor’s	B+	B	Negative	March 3, 2009	March 3, 2009

At July 29, 2009, Lucent’s credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Corporate Family Rating withdrawn (1)	n.a	n.a	December 11, 2006	n.a
Standard & Poor’s	B+	withdrawn	Negative	March 3, 2009	March 3, 2009

(1) Except for preferred notes and bonds that continue to be rated (last update February 18, 2009).

Moody's: on February 18, 2009, Moody’s lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating for senior debt of the Group, from Ba3 to B1. The trust preferred notes of Lucent Technologies Capital Trust were downgraded from B2 to B3. The Not-Prime rating for the short-term debt was confirmed. The negative outlook of the ratings was maintained.

On April 3, 2008, Moody’s had affirmed the Alcatel-Lucent Corporate Family Rating as well as that of the debt instruments originally issued by historical Alcatel and Lucent. The outlook was changed from stable to negative.

The rating grid of Moody’s ranges from AAA to C, which is the lowest rated class. Our B1 rating is in the B category, which also includes B2 and B3 ratings. Moody’s gives the following definition of its B1 category: “obligations rated B are considered speculative and are subject to high credit risk.”

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Standard & Poor's: on March 3, 2009, Standard & Poor’s lowered to B+ from BB- its long-term corporate credit ratings and senior unsecured ratings on Alcatel-Lucent and on Lucent. The ratings on the trust preferred notes of Lucent Technologies Capital Trust were lowered to CCC+. The B short-term rating on Alcatel-Lucent was affirmed. The B 1 rating on Lucent was withdrawn. The outlook is negative.

On December 12, 2008, Standard & Poor’s placed on Credit Watch with negative implications the long-term corporate credit ratings of Alcatel-Lucent and Lucent, as well as all issue ratings on both companies. At the same time, the long-term credit ratings were affirmed.

On July 31, 2008, Standard & Poor’s revised to negative from stable its outlook on Alcatel-Lucent and Lucent long-term corporate credit ratings. At the same time the long and short-term debt ratings of Alcatel-Lucent and of Lucent were affirmed.

On March 19, 2008, the remainder of Lucent’s senior unsecured debt was raised to BB-. The trust preferred notes of Lucent Technologies Capital Trust were rated B-.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our B+ rating is in the B category, which also includes B+ and B- ratings. Standard & Poor’s gives the following definition to the B category: “An obligation rated “B” is more vulnerable to non-payment than obligations rated “BB” but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic condition likely will impair the obligator’s capacity or willingness to meet its financial commitment on the obligation.”

Rating clauses affecting Alcatel-Lucent and Lucent debt at June 30, 2009

Alcatel-Lucent’s short-term debt rating allows a limited access to the French commercial paper market for short periods of time.

Alcatel-Lucent's and Lucent’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

d/ Bank credit agreements

Alcatel-Lucent syndicated bank credit facility

On April 5, 2007, Alcatel-Lucent obtained a € 1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). On March 21, 2008, € 837 million of availability under the facility was extended until April 5, 2013.

The availability of this syndicated credit facility of € 1.4 billion is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt and compliance is tested quarterly when we release our consolidated financial statements. Since the € 1.4 billion facility was established, Alcatel has complied every quarter with the financial covenant that is included in the facility. The facility was undrawn at the date of approval by Alcatel-Lucent’s Board of Directors of the financial statements for the six months ended June 30, 2009.

e/ Liquidity risk on the financial debt

The Group considers that its available cash, cash equivalents and marketable securities, and the available syndicated bank credit facility (refer to Note 17d) are sufficient to cover its operating expenses and capital expenditures and its debt requirements for the next twelve months.

See note 20 Contractual obligations and disclosures related to off balance sheet commitments.

Note 18 Pensions, retirement indemnities and other post-retirement benefits

Alcatel-Lucent has elected to apply the option offered by the amendment of IAS 19 (see note 1k) which allows for immediate recognition in the statement of comprehensive income of actuarial gains and losses as well as any adjustments resulting from asset ceiling limits.

97% of Alcatel-Lucent's total benefit obligations and 98% of Alcatel-Lucent's plan asset fair values were remeasured as of June 30, 2009. Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. (in France, Germany, United Kingdom, the Netherlands and Belgium) have been remeasured. The impact of not remeasuring other pension and post-retirement obligations is considered not material.

F48

For Alcatel-Lucent’s pension and post-retirement obligations in the United States, the impacts considered were decreases in interest rates and differences between actual and expected plan asset performance and benefit payments. Actuarial losses of € (493) million (of which € (492) million related to pensions and € (1) million related to post-retirement benefits) resulted from lower actual plan asset returns than expected and actuarial losses of € (376) million (of which € (350) million related to pensions and € (26) million related to post-retirement benefits) resulted from an increase of plan obligations mainly due to discount rate decreases.

For Alcatel-Lucent’s main pension plans outside of the U.S., the impacts were estimated based on a sensitivity analysis that considered changes in interest rates and differences between actual and expected plan asset performance. Actuarial gains of € 50 million resulted from higher actual plan asset returns than expected. No actuarial gains or losses arose from plan obligations. The impacts from all other pension and post-retirement plans were not significant.

Discount rates used to measure Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. as of June 30, 2009 have been updated and are as follows:

Discount rate	June 30, 2009	June 30, 2008	December 31, 2008
US - Pension	6.07%	6.68%	6.22%
US - Post-retirement health care and other	5.64%	6.39%	6.16%
US - Post-retirement life	6.18%	6.74%	6.16%
Euro – Pension	5.25%	5.40%	5.25%
UK - Pension	6.00%	6.30%	6.00%

The change in the unrecognized surplus of plan assets (asset ceiling) and in the IFRIC14 effect during the six months ended June 30, 2009 was € 462 million and related only to pensions (€ (203) million at June 30, 2008).

F49

Change in pension and post-retirement net asset (liability) recognized:

(In millions of euros)
	June 30, 2009			June 30, 2008			December 31, 2008
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
Net asset (liability) recognized at the beginning of the period	70	(2,579)	(2,509)	1,910	(2,885)	(975)	1,910	(2,885)	(975)
Operational charge	(62)	(2)	(64)	(62)	(3)	(65)	(121)	(6)	(127)
Financial income (1)	102	(88)	14	282	(78)	204	516	(167)	349
Curtailment (2)	(21)	(1)	(22)	(6)	(2)	(8)	(37)	(4)	(41)
Non represented healthcare plan amendment (3)	-	-	-	-	-	-	-	65	65
Total recognized in profits (losses)	19	(91)	(72)	214	(83)	131	358	(112)	246
Actuarial gains and (losses) for the period	(793)	(27)	(820)	(194)	85	(109)	(3,798)	44	(3,754)
Asset ceiling limitation and IFRIC14 effect	462	-	462	(203)	-	(203)	1,789	-	1,789
Total recognized in Statement of comprehensive income (4)	(331)	(27)	(358)	(397)	85	(312)	(2,009)	44	(1,965)
Contributions and benefits paid	84	38	122	64	166	230	158	71	229
420 transfer	-	-	-	-	-	-	(444)	444	-
Change in consolidated companies	-	-	-	-	-	-	-	-	-
Other (reclassifications and exchange rate changes)	(9)	40	31	(152)	187	35	97	(141)	(44)
Net asset (liability) recognized at the end of the period	(167)	(2,619)	(2,786)	1,639	(2,530)	(891)	70	(2,579)	(2,509)
Of which:
- Prepaid pension costs	2,485	-	2,485	3,129	-	3,129	2,298	-	2,298
- Pension, retirement indemnities and post-retirement benefits liability	(2,652)	(2,619)	(5,271)	(1,490)	(2,530)	(4,020)	(2,228)	(2,579)	(4,807)

(1) This income is due to the expected return on plan assets in excess of the interest cost.

(2) Accounted for in restructuring costs.

(3) Accounted for on a specific line item “Post-retirement benefit plan amendments” in the income statement.

(4) The amounts recognized directly in the Statement of comprehensive income indicated in the table above differ from the one disclosed in the Statement of comprehensive income on page 5, due to the amounts related to discontinued activities, which are excluded in the above table.

Funded status

	(In millions of euros)
	June 30, 2009	June 30, 2008	December 31, 2008
Benefit obligation	(25,272)	(22,565)	(25,498)
Fair value of plan assets	24,110	25,413	25,069
Funded status	(1,162)	2,848	(429)
Unrecognized prior service cost and surplus (due to application of asset ceiling)	(1,624)	(3,686)	(2,080)
Net amount recognized	(2,786)	(838)	(2,509)

2008 U.S. management healthcare plan amendment

On July 30, 2008, certain changes to Lucent’s management retiree healthcare benefits were approved by the board of Directors of Lucent Technologies Inc (now known as Alcatel-Lucent USA Inc.) and announced to retirees between August and the beginning of October. Effective January 1, 2009, post-retirement medical benefits for Medicare eligible management participants are provided through a fully insured Medicare Advantage Private Fee-For-Service (PFFS) Plan. Under this plan, the PFFS plan contracts directly with the Centers for Medicare & Medicaid Services to provide all Medicare Parts A and B benefits for Medicare eligible management retirees. These changes imply a € 148 million benefit obligation decrease for the management retiree healthcare plan. € 83 million of this decrease, which related to management employees who retired before March 1, 1990, was considered as a change of actuarial assumptions and was recognized in the statement of comprehensive income. € 65 million of this decrease, which related to management employees who retired on or after March 1, 1990 and who are subject to defined caps, was considered as a plan amendment and was recognized in the 2008 income statement in the specific line item "Post-retirement benefit plan amendments".

F50

			(In millions of euros)
	Before amendment	Amendment effect for pre March 1, 1990 retirees (1)	Amendment effect for post March 1, 1990 retirees (2)	After amendment
Projected benefit obligation	(529)	83	65	(381)
Deferred taxes		(33)	(25)
Net impact after deferred taxes		50	40

(1) Recognized in the statement of comprehensive income.

(2) Recognized in the income statement.

In addition to the € 65 million income recognized in the specific line item “Post-retirement benefit plan amendments”, an € 18 million expense related to the Raetsch case disclosed in note 21 was recognized in 2008, representing a net income of € 47 million. In the first six months of 2009, a € 2 million additional expense was recognized in the specific line item “Post-retirement benefit plan amendments” concerning the Raetsch case.

Note 19 Net cash provided (used) by operating activities before changes in working capital, interest and taxes

	(In millions of euros)
	Six months ended June 30, 2009	Six months ended June 30, 2008
Net income (loss) attributable to the owners of the parent	(388)	(1,283)
Minority interests	(32)	22
Adjustments:
- Depreciation and amortization of tangible and intangible assets	496	595
Of which impact of capitalized development costs	137	149
- Impairment of assets	-	810
- Post-retirement benefit plan amendment	1	18
- Changes in pension and other post-retirement benefit obligations, net	(73)	(370)
- Provisions, other impairment losses and fair value changes	(221)	96
- Repurchase of bonds and change of estimates related to Lucent 2.875% Series A convertible debenture (1)	125	-
- Net (gain) loss on disposal of assets	(270)	(47)
- Share in net income (losses) of equity affiliates (net of dividends received)	7	(13)
- (Income) loss from discontinued operations	(129)	-
- Finance costs	120	97
- Share-based payments	32	47
- Income taxes	(93)	69
Sub-total of adjustments	(5)	1,302
Net cash provided (used) by operating activities before changes in working capital, interest and income taxes	(425)	41

(1) See notes 6, 15 and 17.

F51

Note 20 Off balance sheet commitments

a/ Contractual obligations

The following table presents minimum payments the Group will have to make in the future under contracts and firm commitments as of June 30, 2009. Amounts related to financial debt and capital lease obligations are fully reflected in the consolidated statement of financial position.

(In millions of euros)
Contractual payment obligations	Payment deadlines				Total
	Less than one year	2010-2011	2012-2013	2014 and after
Financial debt (excluding finance leases) (1)	698	1,057	398	2,133	4,286
Finance lease obligations	-	-	-	-	-
Equity component of convertible bonds	20	43	264	93	420
Subtotal – included in statement of financial position	718	1,100	662	2,226	4,706
Finance costs on financial debt (1)	94	304	239	910	1,547
Operating leases	225	435	268	317	1,245
Commitments to purchase fixed assets	44	-	-	-	44
Other unconditional purchase obligations (2)	173	14	-	-	187
Subtotal – not included in statement of financial position	536	753	507	1,227	3,023
Total – Contractual cash obligations (3)	1,254	1,853	1,169	3,453	7,729

(1) To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in Note 15. If all outstanding debentures were not redeemed at their respective put dates, we would incur an additional finance cost of approximately € 408 million until redemption at their respective contractual maturities (of which € 24 million in 2010-2011 and the remaining part in 2012 or later).

(2) Other firm commitments result mainly from purchase obligations related to multi-year equipment supply contracts linked to the sale of businesses to third parties.

(3) Obligations related to pensions, post-retirement health and welfare benefits and postemployment benefit obligations are excluded from the table. Refer to Note 18.

b/ Off balance sheet commitments

Off balance sheet commitments of the Group were primarily as follows:

•

certain guarantees given to the Group’s customers for contract execution (performance bonds and guarantees on advances received that were issued by Alcatel-Lucent to financial institutions);

•

guarantee relating to the maximum intra-day bank overdraft allowed for Group subsidiaries under the Group’s cash pooling agreement with certain banks;

•

guarantees given under securitization programs or on sale of receivables (see description below).

Alcatel-Lucent does not rely on special purpose entities to deconsolidate these risks.

With respect to guarantees given for contract performance, only those issued by the Group to back guarantees granted by financial institutions are presented in the table below.

F52

Off-balance sheet contingent commitments given in the normal course of business of the Group are as follows:

		(In millions of euros)
	June 30, 2009	June 30, 2008	December 31, 2008
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries	1,069	1,237	1,232
Discounted receivables with recourse	1	2	5
Other contingent commitments	645	767	770
Sub-total - Contingent commitments	1,715	2,006	2,007
Secured borrowings (1)	21	24	24
Cash pooling guarantee	531	478	473
Total – Continuing activities	2,267	2,508	2,504
Commitments of discontinued activities (2)	-	50	-
Total – including discontinued activities	2,267	2,558	2,504

(1) Excluding the subordinated guarantees described hereafter on bonds.

(2) Commitments related to businesses sold or contributed to Thales in 2007. Commitments that were still in the process of being transferred to Thales as of December 31, 2007, were counter-guaranteed by Thales (Thales agreed to indemnify Alcatel-Lucent for and against any payment that any Alcatel-Lucent entity is required to make pursuant to any obligation under any guarantees related to the businesses sold or contributed to Thales).

Cash pooling guarantee

A cash pooling guarantee is a guarantee granted to the banks operating the Group’s cash pooling. This guarantee covers the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel-Lucent’s Central Treasury accounts and those of its subsidiaries. As of June 30, 2009, this guarantee was € 0.5 billion (€ 0.5 billion as of June 30, 2008 and € 0.5 billion as of December 31, 2008).

Subordinated guarantees provided to some Alcatel-Lucent and Lucent Technologies Inc. ("Lucent"-now known as Alcatel-Lucent USA Inc.) public bonds

Alcatel-Lucent guaranty of Lucent Technologies Inc. 2.875% Series A & B Convertibles

On December 29, 2006, Alcatel-Lucent provided its full and unconditional guaranty to Lucent’s 2.875% Series A Convertible Senior Debentures due 2023 and to Lucent’s 2.875% Series B Convertible Senior Debenture due 2025. These guaranties were delivered in the frame of a joint solicitation of consent from the holders of such debentures and are unsecured and subordinated to Alcatel-Lucent's senior debt.

Lucent guaranty of Alcatel-Lucent public bonds

On March 27, 2007 Lucent provided its full and unconditional guaranty to the following Alcatel-Lucent public bonds that remain outstanding:

•

OCEANE 4.75% due January 2011

•

6.375% EUR due April 2014

These guarantees are unsecured and subordinated to Lucent’s senior debt.

Note 21 Contingencies

In addition to legal proceedings incidental to the conduct of its business (including employment-related collective actions in France and the United States) which management believes are adequately reserved against in the financial statements or will not result in any significant costs to the Group, Alcatel-Lucent is involved in the following legal proceedings.

a/ Costa Rica

Beginning in early October 2004, Alcatel-Lucent learned that investigations had been launched in Costa Rica by the Costa Rican prosecutors and the National Congress, regarding payments alleged to have been made by consultants on behalf of Alcatel CIT, a French subsidiary now called Alcatel-Lucent France (“CIT”), or other Alcatel subsidiaries to various public officials in Costa Rica, two political parties in Costa Rica and representatives of ICE, the state-owned telephone company, in connection with the procurement by CIT of several contracts for network equipment and services from ICE. Upon learning of these allegations, Alcatel commenced an investigation into this matter.

Alcatel terminated the employment of the then-president of Alcatel de Costa Rica in October 2004 and of a vice president Latin America of CIT. CIT is also pursuing criminal actions in France against the latter and in Costa Rica against these two former employees and certain local consultants, based on CIT’s suspicion of their complicity in a bribery scheme and misappropriation of funds. The United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) are aware of the allegations and Alcatel-Lucent has stated it will cooperate fully in any inquiry or investigation into these matters. The SEC and the DOJ are conducting an investigation into possible violations of the Foreign Corrupt Practices Act (“FCPA”) and the federal securities laws. In connection with that investigation, the DOJ and the SEC also have requested information regarding Alcatel’s operations in other countries. If the DOJ or the SEC determine that violations of law have occurred, they could seek civil or, in the case of the DOJ, criminal sanctions, including monetary penalties against Alcatel-Lucent.

F53

In connection with these allegations, on December 19, 2006, the DOJ indicted the former CIT employee on charges of violations of the FCPA, money laundering, and conspiracy. On March 20, 2007, a grand jury returned a superseding indictment against the same former employee and the former president of Alcatel de Costa Rica, based on the same allegations contained in the previous indictment. On June 11, 2007, the former CIT employee entered into a Plea Agreement in the U.S. District Court for the Southern District of Florida and pleaded guilty to violations of the FCPA. On September 23, 2008, the former CIT employee was sentenced to 30 months’ imprisonment, three years’ supervised release, the forfeiture of U.S. $ 261,500, and a U.S. $ 200 special assessment.

French authorities are also conducting an investigation of CIT’s payments to consultants in the Costa Rica matter.

Alcatel-Lucent is cooperating with the U.S., French and Costa Rican authorities in the respective investigations described above.

As further stated in item h below, Alcatel-Lucent has commenced settlement discussions with the DOJ and SEC on this matter.

In connection with the aforementioned allegations, on July 27, 2007, the Costa Rican Prosecutor’s Office indicted eleven individuals, including the former president of Alcatel de Costa Rica, on charges of aggravated corruption, unlawful enrichment, simulation, fraud and others. Three of those individuals have since pled guilty. Shortly thereafter, the Costa Rican Attorney General’s Office and ICE, acting as victims of this criminal case, each filed amended civil claims against the eleven criminal defendants, as well as five additional civil defendants (one individual and four corporations, including CIT) seeking compensation for damages in the amounts of U.S. $ 52 million (in the case of the Attorney General’s Office) and U.S. $ 20 million (in the case of ICE). The Attorney General’s claim supersedes two prior claims, of November 25, 2004 and August 31, 2006. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against CIT to seek pecuniary compensation for the damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica (social damages). The ICE claim, which supersedes its prior claim of February 1, 2005, seeks pecuniary compensation for the damage caused by the alleged payments described above to ICE and its customers, for the harm to the reputation of ICE resulting from these events (moral damages), and for damages resulting from an alleged overpricing it was forced to pay under its contract with CIT. During preliminary court hearings held in San José during September 2008, ICE filed a report in which the damages allegedly caused by CIT are valued at U.S. $ 71.6 million. No formal notice of a revised civil claim has so far been received by CIT.

Alcatel-Lucent intends to defend these actions vigorously and deny any liability or wrongdoing with respect to these claims.

Additionally, in August 2007, ICE notified CIT of the commencement of an administrative proceeding to terminate the 2001 contract for CIT to install 400,000 GSM cellular telephone lines (the “400KL GSM Contract”), in connection with which ICE is claiming compensation of U.S. $ 59.8 million for damages and loss of income. By March 2008, CIT and ICE concluded negotiations of a draft settlement agreement for the implementation of a “Get Well Plan,” in full and final settlement of the above-mentioned claim. This settlement agreement was not approved by ICE’s Board of Directors that resolved, instead, to resume the aforementioned administrative proceedings to terminate the operations and maintenance portion of the 400KL GSM Contract, claim penalties and damages in the amount of U.S. $ 59.8 million and call the performance bond. CIT was notified of this ICE resolution on June 23, 2008. ICE has made additional damages claims and penalty assessments related to the 400KL GSM Contract that bring the overall exposure under the contract to U.S. $ 78.1 million in the aggregate, of which ICE has collected U.S. 5.9 million.

In June 2008, CIT filed an administrative appeal against the resolution mentioned above. ICE called the performance bond in August 2008, and on September 16, 2008 CIT was served notice of ICE’s request for payment of the remainder amount of damages claimed, US$ 44.7 million. On September 17, 2008, the Costa Rican Supreme Court ruled on the appeal filed by CIT stating that: (i) the US$ 15.1 million performance bond amount is to be reimbursed to CIT and (ii) the US$ 44.7 million claim is to remain suspended until final resolution by the competent Court of the case. Following a clarification request filed by ICE, the Court finally decided that the US$ 15.1 million performance bond amount is to remain deposited in an escrow account held by the Court, until final resolution of the case. On October 8, 2008 CIT filed a claim against ICE requesting the court to overrule ICE’s contractual resolution regarding the 400KL GSM Contract and claiming compensation for the damages caused to CIT. In January 2009, ICE filed its response to CIT’s claim. At a Court hearing on March 25, 2009, ICE ruled out entering into settlement discussions with CIT. On April 20, 2009 CIT filed a petition to the Court to recover the $ 15.1 million performance bond amount and offered the replacement of such bond with a new bond that will guarantee the results of the final decision of the Court. A hearing originally scheduled for June 1, 2009 was suspended due to ICE’s decision not to present to the Court the administrative file wherein ICE decided the contractual resolution of the 400KL GSM Contract. A new court hearing has been scheduled for September 29, 2009.

F54

On October 14, 2008, the Costa Rican authorities notified CIT of the commencement of an administrative proceeding to ban CIT from government procurement contracts in Costa Rica for up to 5 years.

Alcatel-Lucent is unable to predict the outcome of these investigations and civil lawsuits and their effect on CIT’s business. If the Costa Rican authorities conclude criminal violations have occurred, CIT may be banned from participating in government procurement contracts within Costa Rica for a certain period. Alcatel-Lucent expects to generate approximately € 3 million in revenue from Costa Rican contracts in 2009. Based on the amount of revenue expected from these contracts, Alcatel-Lucent does not believe a loss of business in Costa Rica would have a material adverse effect on the Alcatel-Lucent group as a whole. However, these events may have a negative impact on the reputation of Alcatel-Lucent in Latin America.

The Group has recognized a provision in connection with the various ongoing proceedings in Costa Rica when reliable estimates of the probable future outflow were available.

b/ Taiwan

Certain employees of Taisel, a Taiwanese affiliate of Alcatel-Lucent, and Siemens’s Taiwanese distributor, along with a few suppliers and a legislative aide, have been the subject of an investigation by the Taipei Investigator’s Office of the Ministry of Justice relating to an axle counter supply contract awarded to Taisel by Taiwan Railways in 2003. It has been alleged that persons in Taisel, Alcatel-Lucent Deutschland AG (a German subsidiary of Alcatel-Lucent involved in the Taiwan Railway contract), Siemens Taiwan, and subcontractors hired by them were involved in a bid-rigging and illicit payment arrangement for the Taiwan Railways contract.

Upon learning of these allegations, Alcatel commenced and is continuing an investigation into this matter. As a result of the investigation, Alcatel terminated the former president of Taisel. A director of international sales and marketing development of the German subsidiary resigned during the investigation.

On February 21, 2005, Taisel, the former president of Taisel, and others were indicted in Taiwan for violation of the Taiwanese Government Procurement Act.

On November 15, 2005, the Taipei criminal district court found Taisel not guilty of the alleged violation of the Government Procurement Act. The former President of Taisel was not judged because he was not present or represented at the proceedings. The court found two Taiwanese businessmen involved in the matter guilty of violations of the Business Accounting Act. The not guilty verdict for Taisel was upheld by the Taiwan High Court and the Taiwan Prosecutor Office has stated that it will not appeal the ruling any further.

Other allegations made in connection with this matter may still be under ongoing investigation by the Taiwanese authorities.

As further stated in item h below, Alcatel-Lucent has commenced settlement discussions with the DOJ and SEC on this matter.

As a group, Alcatel-Lucent expects to generate approximately € 99 million of revenue from Taiwanese contracts in 2009, of which only a part is generated from governmental contracts. Based on the amount of revenue expected from these contracts, Alcatel-Lucent does not believe a loss of business in Taiwan would have a material adverse effect on the Alcatel-Lucent group as a whole.

c/ Kenya

The SEC and the DOJ have asked Alcatel-Lucent to look into payments made in 2000 by CIT to a consultant arising out of a supply contract between CIT and a privately-owned company in Kenya. Alcatel-Lucent understands that the French authorities are also conducting an investigation to ascertain whether inappropriate payments were received by foreign public officials in connection with such project. Alcatel-Lucent is cooperating with the U.S. and French authorities, has submitted to these authorities its findings regarding those payments and, as further stated in item h below, has commenced settlement discussions with the DOJ and SEC on this matter.

F55

d/ Government investigations related to Lucent

China

In April 2004, Lucent reported to the DOJ and the SEC that an internal FCPA compliance audit and an outside counsel investigation found incidents and internal control deficiencies in Lucent’s operations in China that potentially involve FCPA violations. Lucent cooperated with those agencies. On December 21, 2007, Lucent entered into agreements with the DOJ and the SEC to settle their respective investigations. Lucent signed a non-prosecution agreement with the DOJ. Pursuant to that agreement, the DOJ agreed not to charge Lucent with any crime in connection with the allegations in China. Lucent agreed to pay a € 1 million monetary penalty and adopt or modify its existing internal controls, policies, and procedures.

On December 21, 2007, the SEC filed civil charges against Lucent in the United States District Court for the District of Columbia alleging violations of the books and records and internal controls provisions of the FCPA. That same day, Lucent and the SEC entered into a consent agreement, resolving those charges. Pursuant to that consent agreement, Lucent, without admitting or denying the allegations in the SEC’s complaint, agreed to a permanent injunction enjoining Lucent from any future violations of the internal controls and books and records provisions of the FCPA. Lucent further agreed to pay a civil penalty of US$ 1.5 million.

If Lucent abides by the terms of its agreements with the DOJ and the SEC, Lucent does not anticipate any further actions by the DOJ and the SEC with respect to allegations regarding Lucent’s conduct in China.

e/ Lucent’s employment and benefits related cases

In October 2005, a purported class action was filed by Peter A. Raetsch, Geraldine Raetsch and Curtis Shiflett, on behalf of themselves and all others similarly situated, in the U.S. District Court for the District of New Jersey. The plaintiffs in this case allege that Lucent failed to maintain health care benefits for retired management employees for each year from 2001 through 2006 as required by the Internal Revenue Code, the Employee Retirement Income Security Act, and the Lucent pension and medical plans. Upon motion by Lucent, the court remanded the claims to Lucent’s claims review process. A Special Committee was appointed and reviewed the claims of the plaintiffs and Lucent filed a report with the Court on December 28, 2006. The Special Committee denied the plaintiffs’ claims and the case has returned to the court, where limited discovery has been completed.

By Opinion and Order, each dated June 11, 2008, the court granted in part and denied in part plaintiffs’ motion for summary judgment (as to liability) and denied Lucent’s cross-motion for summary judgment (also as to liability). Specifically, the court found that Lucent had violated the Plan’s maintenance of benefits requirement with respect to the 2003 plan year but that the record before the court contained insufficient facts from which to conclude whether those provisions were violated for years prior to 2003. The court also “tentatively” ruled that defendants had not violated the Plan’s maintenance of cost provisions for the years 2004 through 2006. The court ordered the parties to engage in further discovery proceedings. Finally, the court denied, without prejudice, plaintiff’s motion for class certification. On June 26, 2008, Lucent requested the court to certify the case for appeal to the Third Circuit Court of Appeals in its discretion. This request was denied.

Lucent believes it has meritorious defenses to the claims for each year and intends to continue to defend this case vigorously. However, as a result of the court’s findings for 2003, Lucent established a provision for US$  27 million during the second quarter of 2008. The amount was determined based on internal estimates from 2002 of the potential impact of the benefit plan changes for the 2003 plan year. At December 31, 2008, Lucent increased this provision to US$ 29.4 million based upon an initial review of actual claims data for the fiscal year ending September 30, 2003.  Based upon further ongoing analysis of the claims data as this litigation has progressed, however, Lucent now believes that the impact of the 2003 benefit plan changes, during fiscal year ending September 30, 2003, is US$ 28 million. Lucent is currently unable to determine the actual impact of the related benefit plan changes for the 2003 plan year because, even if Lucent is finally determined to be liable, the method of determining damages to participants has not been determined. Although the plaintiffs have alleged damages in excess of the amount provided for by Lucent, Lucent believes that those amounts are without merit. Because of the court’s directions with respect to years other than 2003, Lucent has not reflected any provision for plan years other than 2003.

In September 2004, the Equal Employment Opportunity Commission (EEOC) filed a purported class action lawsuit against Lucent, EEOC v. Lucent Technologies Inc., which is pending in the U.S. District Court for the Northern District of California. The case alleges gender discrimination in connection with the provision of service credit to a class of present and former Lucent employees who were on maternity leave prior to 1980 and seeks the restoration of lost service credit prior to April 29, 1979, together with retroactive pension payment adjustments, corrections of service records, back pay and recovery of other damages and attorneys fees and costs. The case was stayed pending the disposition of another case raising similar issues, which was recently decided by the U.S. Supreme Court in favor of the employer. As a result of this development, the EEOC voluntarily dismissed this case with the court’s approval on July 27, 2009.

F56

Lucent implemented various actions to address the rising costs of providing retiree health care benefits and the funding of Lucent pension plans. These actions led to the filing of cases against Lucent and may lead to the filing of additional cases.  Two purported class action lawsuits were prosecuted against Lucent in connection with the elimination of the death benefit from its U.S. management pension plan in early 2003. The elimination of this benefit reduced Lucent future pension obligations by US$ 400 million. The benefit was paid out of the pension plan assets to certain qualified surviving dependents, such as spouses or dependent children of management retirees. These cases alleged that Lucent wrongfully terminated this death benefit and requested that it be reinstated, along with other remedies. The two death benefit cases have now been dismissed by separate U.S. circuit courts of appeals (i.e., the Third Circuit and the Tenth Circuit). The matters are now closed.

f/ Intellectual property cases

Each of Alcatel-Lucent, Lucent and certain other entities of the Group is a defendant in various cases in which third parties claim infringement of their patents, including certain cases where infringement claims have been made against its customers in connection with products the applicable Alcatel-Lucent entity has provided to them, or challenging the validity of certain patents.

Microsoft

Lucent, Microsoft and Dell have been involved in a number of patent lawsuits in various jurisdictions. In the summer of 2003, certain Dell and Microsoft lawsuits in San Diego, California, were consolidated in federal court in the Southern District of California. The court scheduled a number of trials for groups of the Lucent patents, including two trials held in 2008. In one of these trials, on April 4, 2008, a jury awarded Alcatel-Lucent approximately US$ 357 million in damages for Microsoft’s infringement of the “Day” patent, which relates to a computerized form entry system.  On June 19, 2008, the Court entered judgment on the verdict and also awarded prejudgment interest exceeding US$ 140 million.  The total amount awarded Alcatel-Lucent relating to the Day patent exceeds US$ 497 million.

On December 15, 2008, Microsoft and Alcatel Lucent executed a settlement and license agreement whereby the parties agreed to settle the majority of their outstanding litigations. This settlement included dismissing all pending patent claims in which Alcatel Lucent is a defendant and provided Alcatel Lucent with licenses to all Microsoft patents-in-suit in these cases. Also, on May 13, 2009, Alcatel Lucent and Dell agreed to a settlement and dismissal of the appeal issues relating to Dell from the April, 2008 trial.  Only the appeal relating to the Day patent against Microsoft filed by it, and the appeal filed by Lucent relating to the district court’s decision to dismiss certain additional claims with respect to the Day patent, remain currently pending in the Court of Appeals for the Federal Circuit. Oral Argument was held at the Federal Circuit in Washington, D.C. on June 2, 2009 and a decision on these appeals is expected in the third or fourth quarter of this year.

In a parallel proceeding, Dell filed a reexamination of the Day patent with the United States Patent and Trademark Office (“Patent Office”) in May of 2007 alleging that prior art existed that was not previously considered in the original examination and the Day patent should therefore be re-examined for patentability.  On June 22, 2009, the Patent Office issued its latest advisory opinion rejecting the two claims of the Day patent at issue in the April  2008 trial in view of the prior art.  This decision by the examiner does not mean there is an ultimate determination of invalidity by the Patent Office or moot the appeal by Microsoft and Alcatel-Lucent in the court case.  On July 24, 2009, Alcatel-Lucent filed a notice of appeal of the decision by the examiner to the Board of Patent Appeals and Interferences.

g/ Other Lucent litigation

Winstar

Lucent was a defendant in an adversary proceeding originally filed in U.S. Bankruptcy Court in Delaware by Winstar and Winstar Wireless, Inc. in connection with the bankruptcy of Winstar and various related entities. The trial for this matter concluded in June 2005. The trial pertained to breach of contract and other claims against Lucent, for which the trustee for Winstar was seeking compensatory damages of approximately US$ 60 million, as well as costs and expenses associated with litigation. The trustee was also seeking recovery of a payment Winstar made to Lucent in December 2000 of approximately US$ 190 million plus interest. The trustee also sought to invalidate Lucent’s priority claim to an escrow account worth approximately U.S.$23 million On December 21, 2005, the judge rendered his decision and the verdict resulted in a judgment against Lucent for approximately US$ 244 million, plus statutory interest and other costs. As a result, Lucent recognized a U.S.$ 315 million provision (including related interest and other costs of approximately U.S.$ 71 million) as of December 31, 2008. In addition, U.S.$ 328 million of cash collateralized a letter of credit that was issued during the second quarter of fiscal year 2006 in connection with this matter. On April 26, 2007, the U.S. District Court for the District of Delaware affirmed the decision of the Bankruptcy Court. Lucent appealed this decision with the United States Court of Appeals. On February 3, 2009, the Court issued its opinion affirming the District Court’s Order with

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a modification to the lower court’s subordination of Lucent’s security interest in the escrow account which has no financial consequence. On February 20, 2009, Lucent and the Trustee entered into a settlement agreement, which the Court approved on March 25, 2009. Pursuant to this settlement, the Trustee received U.S.$ 320 million, consisting of the proceeds of the letter of credit and a portion of the escrow account. The balance of the escrow was released to Lucent and the excess restricted cash securing the letter of credit was released from such restriction. This settlement resolves this matter.

h/ Effect of the various investigations and procedures

Alcatel-Lucent reiterates that its policy is to conduct its business with transparency, and in compliance with all laws and regulations, both locally and internationally. Alcatel-Lucent will cooperate with all governmental authorities in connection with the investigation of any violation of those laws and regulations.

With specific reference to the Costa Rica, Kenya, and Taiwan matters discussed in items a, b and c above, Alcatel-Lucent has commenced settlement discussions with the DOJ and SEC on those matters as well as related issues in other countries.   At this time, Alcatel-Lucent’s settlement discussions with those agencies of the U.S. government are in preliminary stages, and there can be no assurance that such discussions will result in a final settlement of any or all of these issues.  If there is a settlement, we do not know what it will ultimately provide in terms of a guilty plea or pleas, settlement of civil claims, injunctive relief, fines, penalties, or any other payments, or what effect the settlement may have on the company's reputation or other potential collateral consequences.   As a result, Alcatel-Lucent has not recorded or accrued any provisions or material charges in connection with any possible fines, penalties, or other potential payments, since it does not possess adequate information to estimate such amounts.

Governmental investigations and legal proceedings are subject to uncertainties and the outcomes thereof are difficult to predict. Consequently, Alcatel-Lucent is unable to estimate the ultimate aggregate amount of monetary liability or financial impact with respect to these matters. Because of the uncertainties of government investigations and legal proceedings, one or more of these matters could ultimately result in material monetary payments by Alcatel-Lucent.

Note 22 Events after the statement of financial position date

There were no events that should be disclosed or adjusted that occurred between June 30, date of the statement of financial position and July 29, 2009, the date when the Board of Directors authorized the condensed consolidated financial statements for issue, except from the new restructuring plans announced in July 2009 (see note 16c).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: September 04 , 2009	By:	/s/ Paul Tufano
Paul Tufano
Chief Financial Officer